

UMH Properties, Inc.

Annual Report 2012


Total Revenues
Millions of Dollars
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
2008
2009
2010
2011
2012


Per Share Annual Dividend 1992-2012
$1.00
$.90
$.80
$.70
$.60
$.50
$.40
$.30
$.20
$.10
$0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012


UMH Sales and Finance
Sales (Millions)
Homes Sold
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
250
200
150
100
50
0
2008
2009
2010
2011
2012
Sales
Homes Sold


Total Shareholder Return
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
2008
2009
2010
2011
2012
UMH
MSCI US REIT Index
S&P 500
Nasdaq

Safe Harbor Statement

This annual report and Form 10K contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. The words "may", "will", "expect", "believe", "anticipate", "should", "estimate", and similar expressions identify forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and finance performance, but are based upon current assumptions regarding the Company's operations, future results and prospects, and are subject to many uncertainties and factors relating to the Company's operations and business environment which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements.

Such factors include, but are not limited to, the following: changes in the general economic climate; increased competition in the geographic areas in which the Company owns and operates manufactured housing communities; changes in government laws and regulations affecting manufactured housing communities; the ability of the Company to continue to identify, negotiate and acquire manufactured housing communities and/or vacant land which may be developed into manufactured housing communities on terms favorable to the Company; the ability to maintain rental rates and occupancy levels; competitive market forces; changes in market rates of interest; the ability of manufactured home buyers to obtain financing; the level of repossessions by manufactured home lenders; and those risks and uncertainties referenced under the heading "Risk Factors" contained in this annual report and Form 10K and the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained in this annual report and Form 10K speak only as of the date hereof and the Company expressly disclaims any obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Cover Photo: Pine Manor is a beautiful five star community set in Carlisle, PA. This peaceful, active adult community provides country living while being located in close proximity to the state capital of Harrisburg, PA.

FROM THE CHAIRMAN OF THE BOARD



Dear Shareholders,

UMH Properties, Inc. (UMH) has now completed forty-five years of successful operation. Our REIT specializes in owning and managing manufactured home communities. The housing industry has been in a deep and protracted recession for the past five years. The future for the manufactured housing industry appears bright. Economics and demographics dictate a coming resurgence in housing. It is estimated that the United States will need 1.4 million new home units each year for the next ten years. If manufactured housing can command 10% of the housing market, industry sales of over 100,000 units can be achieved.

UMH is better positioned today than at any time in its history. It has a substantial portfolio, the executive talent, capital availability, and business concept to become a major player in the ownership of land-leased manufactured home communities.

UMH has expanded its portfolio of manufactured home communities and now owns 68 communities with approximately 12,800 sites. UMH is now one of the ten largest community owners in the nation. The combination of rising home demand, a stronger economy and modest inflation reinforces our confidence in UMH as a promising investment.

UMH has the capital to continue to purchase additional communities. If additional quality communities are available to be purchased, UMH is interested in investing an additional $100 million in acquisitions in 2013 and 2014. The economies of scale dictate that UMH should be grown into a billion dollar entity.

UMH has selected affordable manufactured housing as its field of expertise and has seen the industry evolve over many cycles. Manufactured housing can fill a national need for housing units costing less than $100,000 a unit. We have developed a great staff that can continue to execute on this investment concept.

Our investment in REIT securities continues to do well. This investment portfolio gives us diversification, added income and potential capital gains. These investments have performed well in 2012 and continue to perform well.

UMH is better positioned today than at any time in its history. It has a substantial portfolio, the executive talent, capital availability, and business concept to become a major player in the ownership of land-leased manufactured home communities.

I would like to thank the Board of Directors, the Officers and staff for working with me for many decades. I know of only a few Chairmen who have had the privilege of having a long and close relationship with the directors, staff and shareholders.

On a very personal note, I would like to thank my sons, Samuel and Michael Landy, for assisting in building this needed enterprise.

Very truly yours,

Eugene W. Landy
Chairman of the Board
April 2013



Dear Fellow Shareholders,

For UMH, 2012 was a very productive year. We have grown our portfolio by 19% this year and have funded these acquisitions by opportunistically accessing the capital markets as well as from redeploying the substantial gains we have realized on our securities investments. During 2012, the Company accomplished among the following:

- Acquired 17 communities containing a total of 1,700 developed home sites for $47.6 million
- Raised approximately $75 million in common and preferred equity capital
- Realized $4.1 million in gains from our investments in REIT securities
- Increased occupancy from 77% to 80%
- Listed our common and preferred stock on the New York Stock Exchange

Following the 11% growth in the size of our portfolio achieved in 2011, we have added another 17 communities containing 1,700 developed home sites this year for $47.6 million. This represents a 19% increase in the size of our portfolio. Over the past three years we have acquired approximately $103 million of very well located communities. Our growth initiative has continued into 2013 with the acquisition in March of 10 communities, for a total purchase price of $67.5 million. This acquisition totaled approximately 1,900 developed home sites and increased our portfolio by an additional 18%. In last year's letter, I mentioned that we had ambitious growth plans. I am very pleased that we were able to execute and deliver. The Company remains very well positioned to continue to execute its growth strategy and we anticipate additional acquisitions in 2013.

We ended the year with net debt to total market capitalization at 28% and with $11 million in cash and cash equivalents. In 2012 we raised approximately $75 million in common and preferred equity. This includes $57 million in preferred equity. Although preferred equity is more expensive than debt and common equity, it is perpetual. This means that there is no looming maturity date in which it becomes due. One of the many lessons of the recent credit crisis was that capital markets can at times shut down completely. Because at yearend 24% of our total market capitalization was comprised of perpetual preferred equity, our very low-levered balance sheet will be able to withstand any future disruptions in the capital markets.

Over the past three years, we have been very successful in harnessing gains from our REIT securities investments and redeploying that capital into our community acquisitions. Our securities portfolio generated $4.1 million in realized gains in 2012 and an additional $6.6 million in unrealized gains at yearend. Since the summer of 2007, the entire housing industry has struggled through the most severe downturn on record. However, our investments in REIT securities provided diversification into the many property types that have prospered during this downturn, including multi-family apartments. This diversification has allowed us to weather the storm much better than most. Real estate is a cyclical asset class and each property type displays its own unique cycle. I am confident that our decision to harness these gains and reinvest them back into our core business of providing affordable housing will prove to be a wise one in the years to come.

Our portfolio occupancy increased 300 basis points year over year, from 77% at December 31, 2011 to 80% at December 31, 2012. We have seen a 39% increase in sales during 2012, increasing from $6.3 million in 2011 to $8.8 million in 2012. New home sales are an integral part of increasing occupancy and enhancing community values. We are very proactive in upgrading our communities by replacing older homes with newer ones. We have also seen an increase in demand for rental units and are meeting this demand. We ended the year with 12% of our occupied sites representing rental units.

UMH currently has approximately $22 million in manufactured home loans secured by homes situated within our communities. Our loan portfolio continues to perform well and delivers a weighted average yield of approximately 10.0%. These loans are primarily made with a 10% down payment and a 15 year amortization schedule. The annual amount that we receive in principal and interest is now approximately $3.6 million. We recently lowered our interest rate to 8%. It is too early to tell if this will help generate additional demand but given the continued tightening of lending standards in the conventional mortgage market, we expect that it will.

The energy revolution now taking place in our country is real and it is substantial. It will last decades and it will result in millions of new jobs. Although we are one of the smallest REITs, there is no REIT with more exposure in terms of acreage, or units, to the Marcellus and Utica Shale regions than UMH.

Over the past three years UMH has been transformed into a much larger company. Rental revenue has risen from under $30 million annually to now over $50 million. Core FFO amounted to $10.0 million or $0.62 per diluted share for the year ended December 31, 2012, as compared to $9.2 million or $0.63 per diluted share for the year ended December 31, 2011. Since most of our new acquisitions closed in the second half of the year, along with the $67.5 million acquisition that was just consummated in March 2013, we expect these new acquisitions to positively impact our results going forward, particularly once we benefit from their full run-rate effect. UMH currently has approximately 2,400 vacant sites. This 19% vacancy factor can provide us with substantial operating leverage to organically grow our earnings as demand increases. Filling these vacant sites would increase our gross income by approximately $11.5 million and increase our net income by approximately $7.5 million per year. Each 1% increase in occupancy will result in a $0.02 increase in earnings per share.

UMH moved the listings of our common and preferred shares from the NYSE Amex to the New York Stock Exchange's "Big Board" this year. This move has resulted in increased visibility for our Company and we expect that this will result in increased liquidity for our investors. We have seen that on Wall Street, growth in size translates into increased liquidity and increased value. Today's market is dominated by index funds, exchange traded funds, and mutual funds. Due to our small size, our inclusion in these funds is minimal. Given our recent growth trajectory, this problem will be overcome over time.

Conventional homeownership rates in the U.S. have continued to fall and are currently at 65.3%, down from a high of just under 70% in 2007. With 115 million households throughout the U.S., each 100 basis point drop represents 1.15 million households moving from conventional single-family homes into either apartments, manufactured homes, or temporarily doubling-up with family or friends. As these trends continue, we believe our sector is very well situated to benefit from increased demand. Additionally, because UMH has a substantial presence throughout the Marcellus and Utica Shale regions, we feel that there is significant long-term potential for our portfolio. The energy revolution now taking place in our country is real and it is substantial. It will last decades and it will result in millions of new jobs. Although we are one of the smallest REITs, there is no REIT with more exposure in terms of acreage, or units, to the Marcellus and Utica Shale regions than UMH.

I would like to take this opportunity to thank all of the dedicated members of the UMH team. Growing our portfolio by 84% over the past 3 years required considerable effort throughout the organization. These numerous deals had to be sourced, executed, and integrated into our existing portfolio. Our team rose to the occasion, and for that I am most grateful and proud. I would also like to thank our directors for their hard work and commitment to creating long-term value for UMH. Thank you to all of our loyal shareholders for your faith and trust. We look forward to reporting back to you in the year ahead.

Very truly yours,



Samuel A. Landy
President
April 2013

PROPERTY PORTFOLIO MAP

UMH owns and operates a portfolio of 68 manufactured home communities, containing approximately 12,800 developed home sites.



Minnesota
Wisconsin
Michigan
Iowa
Illinois
Indiana
Ohio
Pennsylvania
New York
Maine
Vermont
New Hampshire
Massachusetts
Connecticut
New Jersey
Maryland
Delaware
West Virginia
Virginia
Missouri
Kentucky
Tennessee
North Carolina
Arkansas
South Carolina
Mississippi
Alabama
Georgia
Louisiana
Florida
Michigan, 1%
Indiana, 11%
New Jersey, 8%
New York, 8%
Pennsylvania, 44%
Tennessee, 12%
Ohio, 16%

- Pre existing Home Community (35)
- New Community acquired in 2011 (5)
- New Community acquired in 2012 (17)
- New Community acquired in 2013 (11)

COMMUNITY DEVELOPMENT

UMH Properties, Inc. (UMH) currently owns additional unimproved land, which lends itself to future development. When the UMH communities were first purchased the undeveloped land was given little or no value. Over the last several years UMH's land holdings have seen considerable appreciation. Management frequently monitors the economic changes in particular areas to determine if expansions in specific communities are warranted. This table shows our projected expansion plans for 2014 through 2017.

PROJECTED EXPANSIONS	2014	2015	2016	2017
Brookview Village		17	47	
Cedarcrest				50
Cross Keys Village		8		
Fairview Manor		50	50	50
Highland Estates	50	50	44	
Lake Sherman Village		25		25
Memphis Mobile City	100	100		
Mountain View Estates	100	100	80	
Pine Ridge/Pine Manor		20	30	
Somerset Estates		30	48	
Spreading Oaks Village		30		30
Sandy Valley Estates		24		
Woodland Manor			10	
Wood Valley			30	
Totals	**250**	**454**	**339**	**155**

FINANCIAL DATA

Operating Data	2012	2011	2010	2009	2008
Rental and Related Income	$38,012,231	$32,990,219	$27,877,470	$26,491,999	$25,542,745
Sales of Manufactured Homes	8,815,533	6,323,135	6,133,494	5,527,253	9,560,912
Total Income	46,827,764	39,313,354	34,010,964	32,019,252	35,103,657
Community Operating Expenses	20,564,286	17,758,332	14,870,694	13,200,885	13,083,959
Loss Relating to Flood	-0-	984,701	-0-	-0-	-0-
Total Expenses	44,214,508	36,797,740	30,520,846	26,658,062	30,003,010
Interest Income	2,027,969	1,991,180	2,817,059	2,632,055	2,698,655
Dividend Income	3,243,592	2,512,057	1,762,609	1,952,862	1,619,857
Gain (Loss) on Securities					
Transactions, net	4,092,585	2,692,649	3,931,880	(1,804,146)	(2,860,804)
Interest Expense	5,803,172	5,744,567	5,183,296	4,455,332	4,957,437
Gain (Loss) on Sales of Investment					
Property and Equipment	(41,481)	28,873	(8,244)	179,607	14,661
Net Income	6,474,057	3,696,263	6,668,915	3,689,388	1,527,150
Net Income Attributable to					
Common Shareholders	1,749,339	2,039,497	6,668,915	3,689,388	1,527,150
Net Income Per Share					
Basic	0.40	0.25	0.52	0.32	0.14
Diluted	0.40	0.25	0.52	0.32	0.14
Net Income Attributable to					
Common Shareholders Per Share					
Basic	0.11	0.14	0.52	0.32	0.14
Diluted	0.11	0.14	0.52	0.32	0.14
Cash Flow Data					
Net Cash Provided (Used) by:					
Operating Activities	$9,087,749	$8,410,892	$6,481,751	$11,355,096	$8,267,886
Investing Activities	(69,760,335)	(39,765,028)	(33,894,219)	(8,288,707)	(11,941,757)
Financing Activities	62,910,387	34,491,139	28,553,703	(1,329,854)	4,235,145
Balance Sheet Data					
Total Investment Property	$253,490,055	$191,252,542	$168,590,072	$125,318,411	$122,031,499
Total Assets	300,281,215	223,944,536	188,780,515	147,971,540	137,939,325
Mortgages Payable	108,871,352	90,282,010	90,815,777	70,318,950	65,952,895
Series A Preferred Stock	91,595,000	33,470,000	-0-	-0-	-0-
Total Shareholders' Equity	174,985,248	105,877,205	71,927,753	55,971,862	44,721,700
Other Information					
Average Number of					
Shares Outstanding-Basic	16,197,339	14,506,679	12,767,904	11,412,536	10,876,840
Funds from Operations (1)	$9,147,978	$7,972,962	$11,193,185	$7,834,295	$5,585,059
Core Funds from Operations (1)	10,010,147	9,218,126	11,640,762	7,834,295	5,585,059
Cash Dividends Per Common Share	0.72	0.72	0.72	0.72	0.79

(1) Funds from Operations (FFO) is defined as net income excluding gains (or losses) from sales of depreciable assets, plus depreciation. FFO should be considered as a supplemental measure of operating performance used by real estate investment trust (REITs). FFO excludes historical cost depreciation as an expense and may facilitate the comparison of REITs which have different cost basis. The items excluded from FFO are significant components in understanding and assessing the Company's financial performance. FFO (1) does not represent cash flow from operations as defined by generally accepted accounting principles; (2) should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (3) is not an alternative to cash flow as a measure of liquidity. FFO, as calculated by the Company, may not be comparable to similarly entitled measures reported by other REITs. Core FFO is defined as FFO plus acquisition costs and Loss Relating to the Flood.

FINANCIAL DATA (CONTINUED)

The Company's FFO is calculated as follows

	2012	2011	2010	2009	2008
Net Income Attributable to Common Shareholders	$1,749,339	$2,039,497	$6,668,915	$3,689,388	$1,527,150
Loss (Gain) on Sales of Depreciable Assets	41,481	(28,873)	8,244	62,783	(14,661)
Depreciation Expense	7,357,158	5,962,338	4,516,026	4,082,124	4,072,570
FFO Attributable to Common Shareholders (1)	9,147,978	7,972,962	11,193,185	7,834,295	5,585,059
Acquisition Costs	862,169	260,463	447,577	-0-	-0-
Loss Relating to Flood (2)	-0-	984,701	-0-	-0-	-0-
Core FFO (1)	$10,010,147	$9,218,126	$11,640,762	$7,834,295	$5,585,059

(1) Includes gain on sale of easement of $242,390 in 2009.
(2) Represents loss relating to flood at Memphis Mobile City.

THE YEAR IN REVIEW

Recent Share Activity

	2012			2011		
	High	Low	Distribution	High	Low	Distribution
First Quarter	$11.35	$9.15	$0.18	$10.76	$9.44	$0.18
Second Quarter	11.82	9.68	0.18	10.75	9.70	0.18
Third Quarter	12.15	10.35	0.18	11.49	8.71	0.18
Fourth Quarter	12.20	9.24	0.18	10.50	8.60	0.18
			$0.72			$0.72

	Share Volume	Opening Price	Closing Price	Dividend Paid	Appreciation/Depreciation	Total Return
2012	8,544,900	$9.31	$10.33	$0.72	11.0%	18.7%
2011	7,483,100	10.20	9.31	0.72	-8.7%	-1.7%
2010	8,346,700	8.48	10.20	0.72	20.3%	28.8%
2009	5,503,300	5.95	8.48	0.72	42.5%	54.6%
2008	3,523,900	11.77	5.95	0.79	-49.4%	-42.7%

The shares of common stock of UMH Properties, Inc. are traded on the NYSE (UMH).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period ____________________ to ____________________

Commission File Number 001-12690

UMH Properties, Inc.
(Exact name of registrant as specified in its charter)

Maryland	22-1890929
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer identification number)

3499 Route 9, Suite 3C, Freehold, New Jersey	07728
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code (732) 577-9997

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock $.10 par value-New York Stock Exchange
8.25% Series A Cumulative Redeemable Preferred Stock $.10 par value per share, $25 liquidation value per share – New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
___Yes _X_ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
___Yes _X_ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
_X_ Yes ___ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
_X_ Yes ___ No

Indicate by check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K _X_.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	___	Accelerated filer	_X_
Non-accelerated filer	___	Smaller reporting company	___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ___ Yes _X_ No

Based upon the assumption that directors and executive officers of the registrant are not affiliates of the registrant, the aggregate market value of the voting stock of the registrant held by nonaffiliates of the registrant at June 30, 2012 was $174,480,691. Presuming that such directors and executive officers are affiliates of the registrant, the aggregate market value of the voting stock of the registrant held by nonaffiliates of the registrant at June 30, 2012 was $148,851,871.

The number of shares outstanding of issuer's common stock as of March 1, 2013 was 17,531,149 shares.

Documents Incorporated by Reference:

- Part III incorporates certain information by reference from the Registrant's proxy statement for the 2013 annual meeting of stockholders, which will be filed no later than 120 days after the close of the Registrant's fiscal year ended December 31, 2012.

- Exhibits incorporated by reference are listed in Part IV; Item 15 (a) (3).

TABLE OF CONTENTS

PART I

Item 1 – Business

General Development of Business

In this Form 10-K, "we", "us", "our", or "the Company", refers to UMH Properties, Inc., together with its predecessors and subsidiaries, unless the context requires otherwise.

UMH Properties, Inc. operates as a real estate investment trust (REIT) deriving its income primarily from real estate rental operations. As of December 31, 2012, the Company owns and operates fifty-seven manufactured home communities containing approximately 10,600 developed sites. The communities are located in New Jersey, New York, Ohio, Pennsylvania, Tennessee and Indiana. The Company, through its wholly-owned taxable REIT subsidiary, UMH Sales and Finance, Inc. (S&F), conducts manufactured home sales in its communities. Inherent in the operation of manufactured home communities are site vacancies. S&F was established to fill these vacancies and potentially enhance the value of the communities. The Company also owns a portfolio of investment securities.

On March 1, 2013, the Company acquired 10 manufactured home communities for approximately $67,500,000. These 10 all-age communities total 1,854 sites and are situated on approximately 400 acres. There are five communities located in Indiana, four communities located in Pennsylvania, and one community located in Michigan. The average occupancy for these communities is approximately 85%. With this purchase, UMH now owns sixty-seven manufactured home communities consisting of approximately 12,500 developed sites.

Effective January 1, 1992, the Company elected to be taxed as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code (the Code), and intends to maintain its qualification as a REIT in the future. As a qualified REIT, with limited exceptions, the Company will not be taxed under Federal and certain state income tax laws at the corporate level on taxable income that it distributes to its shareholders. For special tax provisions applicable to REITs, refer to Sections 856-860 of the Code. The Company is subject to franchise taxes in some of the states in which the Company owns property.

The Company was incorporated in the state of New Jersey in 1968. On September 29, 2003, the Company changed its state of incorporation from New Jersey to Maryland. The reincorporation was approved by the Company's shareholders at the Company's annual meeting on August 14, 2003.

Prior to April 1, 2006 UMH Properties, Inc. was called United Mobile Homes, Inc. The name was changed to UMH Properties, Inc. to better reflect the quality of the homes and our communities.

Narrative Description of Business

The Company's primary business is the ownership and operation of manufactured home communities – leasing manufactured home sites on a month-to-month or year-to-year basis to private manufactured home owners. The Company also leases homes to residents, and through its wholly-owned taxable REIT subsidiary, S&F, sells homes to residents and prospective residents of our communities.

A manufactured home community is designed to accommodate detached, single-family manufactured homes. These manufactured homes are produced off-site by manufacturers and installed on sites within the community. These homes are often improved with the addition of features constructed on site, including garages, screened rooms and carports. Manufactured homes are available in a variety of designs and floor plans, offering many amenities and custom options. Manufactured homes, once located, are not generally transported to another site; typically, a manufactured home remains on site and is sold by its owner to a subsequent occupant. This transaction is commonly handled through a broker or by the owner in the same manner that a more traditional single-family residence is sold. Each owner of a manufactured home leases the site on which the home is located from the Company.

Manufactured homes are accepted by the public as a viable and economically attractive alternative to common stick-built single-family housing. The affordability of the modern manufactured home makes it a very attractive housing alternative. Depending on the region of the country, construction cost per square foot for a new manufactured home averages anywhere from 10 to 50 percent less than a comparable site-built home, excluding the cost of land. This is due to a number of factors, including volume purchase discounts and inventory control of construction materials and control of all aspects of the construction process, which generally produce a more efficient and streamlined process as compared to a site-built home.

Modern residential land lease communities are similar to typical residential subdivisions containing central entrances, paved well-lit streets, curbs and gutters. The size of a modern manufactured home community is limited, as are other residential communities, by factors such as geography, topography, and funds available for development. Generally, modern manufactured home communities contain buildings for recreation, green areas, and other common area facilities, which, as distinguished from resident owned manufactured homes, are the property of the community owner. In addition to such general improvements, certain manufactured home communities include recreational improvements such as swimming pools, tennis courts and playgrounds. Municipal water and sewer services are available to some manufactured home communities, while other communities supply these facilities on site. Therefore, the owner of a home in our communities leases from us not only the site on which the home is located, but also the physical community framework, and acquires the right to utilize the community common areas and amenities.

Inherent in the operation of a manufactured home community is the development, redevelopment, and expansion of our communities. Effective April 1, 2001, the Company began to sell and finance the sale of manufactured homes in our communities through S&F. S&F was established to potentially enhance the value of our communities. The home sales business is operated like other homebuilders with sales centers, model homes, an inventory of completed homes and the ability to supply custom designed homes based upon the requirements of the new homeowners.

Typically, the leases are on a month-to-month or year-to-year basis, renewable upon the consent of both parties. The community manager interviews prospective residents, collects lease and finance payments, ensures compliance with community regulations, maintains public areas and community facilities and is responsible for the overall appearance of the community. The manufactured home community, once fully occupied, historically tends to achieve a stable rate of occupancy. The cost and effort in moving a home once it is located in a community encourages the owner of the manufactured home to resell the manufactured home rather than to remove it from the community. This ability to produce relatively predictable income streams, together with the location of the community, its condition and its appearance, are factors in the long-term appreciation of the community.

The Company had operated as part of a group of three public companies (all REITs) which included Monmouth Real Estate Investment Corporation (MREIC) and Monmouth Capital Corporation (MCC). On July 31, 2007, MCC merged into MREIC. The Company continues to operate as an affiliate of MREIC. MREIC invests in net-leased industrial properties leased primarily to investment grade tenants on long-term leases. General and administrative expenses are allocated between the Company and MREIC based on use or services provided, pursuant to a cost sharing arrangement between the affiliated companies. The Company has substantially reduced the cost sharing of salaries between the affiliated companies to four employees. As of December 31, 2012, the Company has approximately 190 employees.

Additional information about the Company can be found on the Company's website which is located at www.umh.com. The Company's filings with the Securities and Exchange Commission are made available through a link on the Company's website or by contacting Investor Relations.

Investment and Other Policies of the Company

The Company may invest in improved and unimproved real property and may develop unimproved real property. Such properties may be located throughout the United States. In the past, it has concentrated on the Northeast.

The Company has no restrictions on how it finances new manufactured home communities. It may finance communities with purchase money mortgages or other financing, including first liens, wraparound mortgages or subordinated indebtedness. In connection with its ongoing activities, the Company may issue notes, mortgages or other senior securities. The Company intends to use both secured and unsecured lines of credit.

The Company may issue securities for property; however, this has not occurred to date. The Company may repurchase or reacquire its shares from time to time if, in the opinion of the Board of Directors, such acquisition is advantageous to the Company.

The Company also invests in both debt and equity securities of other REITs. The Company from time to time may purchase these securities on margin when the interest and dividend yields exceed the cost of funds. The securities portfolio provides the Company with additional income and, to the extent not pledged to secure borrowings, provides the Company with liquidity. Such securities are subject to risk arising from adverse changes in market rates and prices, primarily interest rate risk relating to debt securities and market price risk relating to equity securities. From time to time, the Company may use derivative instruments to mitigate interest rate risk. At December 31, 2012 and 2011, the Company had $57,325,440 and $43,298,214, respectively, of securities available for sale. Included in these securities are Preferred Stock of $18,300,970 and $10,404,609 at December 31, 2012 and 2011, respectively. The unrealized net gain on securities available for sale at December 31, 2012 and 2011 amounted to $6,613,956 and $2,461,305, respectively.

Property Maintenance and Improvement Policies

It is the policy of the Company to properly maintain, modernize, expand and make improvements to its properties when required. The Company anticipates that renovation expenditures with respect to its present properties during 2013 will be approximately $3,800,000. It is the policy of the Company to maintain adequate insurance coverage on all of its properties; and, in the opinion of the Company, all of its properties are adequately insured.

Number of Employees

As of March 1, 2013, the Company had approximately 210 employees, including Officers. During the year, the Company hires approximately 50 part-time and full-time temporary employees as grounds keepers, lifeguards, and for emergency repairs.

Item 1A – Risk Factors

Set forth below are the risks that we believe are important to investors in our securities. Before you decide to purchase our securities, you should consider carefully the risks described below, together with the information provided in the other parts of this prospectus and any related prospectus supplement.

Risks Related to Current Global Financial Conditions

Current economic conditions, including recent volatility in the capital and credit markets, could harm our business, results of operations and financial condition. The United States is continuing to experience the effects of an economic recession, during which the capital and credit markets experienced extreme volatility and disruption. The current economic environment has been affected by dramatic declines in the stock and housing markets, increases in foreclosures, unemployment and living costs and limited access to credit. This economic situation has impacted and is expected to continue to impact consumer spending levels. The continued slowness of the recovery could impact the availability and cost of financing for our home-buyers. Additionally, the selling prices of homes that we market may be pressured due to competition from excess inventories of new and pre-owned homes and from foreclosures. This may negatively affect our operations and result in lower sales, occupancy, income and cash flows.

We may not be able to obtain adequate cash to fund our business. Our business requires access to adequate cash to finance our operations, distributions, capital expenditures, debt service obligations, development and redevelopment costs and property acquisition costs, if any. We expect to generate the cash to be used for these purposes primarily with operating cash flow, borrowings under secured and unsecured loans, proceeds from sales of strategically identified assets and, when market conditions permit, through the issuance of debt and equity securities from time to time. We may not be able to generate sufficient cash to fund our business, particularly if we are unable to renew leases, lease vacant space or re-lease space as leases expire according to our expectations.

Moreover, difficult conditions in the financial markets, and the economy generally, have caused many lenders to suffer substantial losses, thereby causing many financial institutions to seek additional capital, to merge with other institutions and, in some cases, to fail. As a result, the real estate debt markets are continuing to experience a period of uncertainty, which may reduce our access to funding alternatives, or our ability to refinance debt on favorable terms, or at all. In addition, market conditions, such as the current global economic environment, may also hinder our ability to sell strategically identified assets and access the debt and equity capital markets. If these conditions persist, we may need to find alternative ways to access cash to fund our business, including distributions to shareholders. Such alternatives may include, without limitation, curtailing development or redevelopment activity or disposing of one or more of our properties, possibly on disadvantageous terms, all of which could adversely affect our profitability. If we are unable to generate, borrow or raise adequate cash to fund our business through traditional or alternative means, our business, operations, financial condition and distribution to shareholders will be adversely affected.

Disruptions in the financial markets could affect our ability to obtain financing on reasonable terms and have other adverse effects on us and the market price of our securities. Over the last several years, the United States stock and credit markets have experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks and debt securities to fluctuate substantially and the spreads on prospective debt financings to widen considerably. More recently, the financial crisis in Europe (which relates primarily to concerns that certain European countries may be unable to pay their national debt) has had a similar, although less pronounced, effect. These circumstances have materially impacted liquidity in the financial markets, making terms for certain financings less attractive, and in certain cases have resulted in the unavailability of certain types of financing. Unrest in certain Middle Eastern countries and the resultant increase in petroleum prices have added to the uncertainty in the capital markets. Continued uncertainty in the stock and credit markets may negatively impact our ability to access additional financing at reasonable terms, which may negatively affect our ability to acquire properties and otherwise pursue our investment strategy. A prolonged downturn in the stock or credit markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our investment strategy accordingly. These types of events in the stock and credit markets may make it more difficult or costly for us to raise capital through the issuance of the common stock, preferred stock or debt securities. The potential disruptions in the financial markets may have a material adverse effect on the market value of our securities, and the return we receive on our properties and investments, as well as other unknown adverse effects on us or the economy in general.

Real Estate Industry Risks

General economic conditions and the concentration of our properties in New Jersey, New York, Ohio, Pennsylvania, Tennessee and Indiana may affect our ability to generate sufficient revenue. The market and economic conditions in our current markets may significantly affect manufactured home occupancy or rental rates. Occupancy and rental rates, in turn, may significantly affect our revenues, and if our communities do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay or refinance our debt obligations could be adversely affected. As a result of the geographic concentration of our properties in New Jersey, New York, Ohio, Pennsylvania, Tennessee and Indiana, we are exposed to the risks of downturns in the local economy or other local real estate market conditions which could adversely affect occupancy rates, rental rates, and property values in these markets.

Other factors that may affect general economic conditions or local real estate conditions include:

- the national and local economic climate which may be adversely impacted by, among other factors, plant closings, and industry slowdowns;
- local real estate market conditions such as the oversupply of manufactured home sites or a reduction in demand for manufactured home sites in an area;
- the number of repossessed homes in a particular market;
- the rental market which may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates;
- the safety, convenience and attractiveness of our properties and the neighborhoods where they are located;
- zoning or other regulatory restrictions;
- competition from other available manufactured home communities and alternative forms of housing (such as apartment buildings and single-family homes);
- our ability to provide adequate management, maintenance and insurance;
- increased operating costs, including insurance premiums, real estate taxes and utilities; and
- the enactment of rent control laws or laws taxing the owners of manufactured homes.

Our income would also be adversely affected if tenants were unable to pay rent or if sites were unable to be rented on favorable terms. If we were unable to promptly relet or renew the leases for a significant number of sites, or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then our business and results of operations could be adversely affected. In addition, certain expenditures associated with each property (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the property. Furthermore, real estate investments are relatively illiquid and, therefore, may limit our ability to vary our portfolio promptly in response to changes in economic or other conditions.

We may be unable to compete with our larger competitors and other alternatives available to tenants or potential tenants of our properties, which may in turn adversely affect our profitability. The real estate business is highly competitive. We compete for manufactured home community investments with numerous other real estate entities, such as individuals, corporations, REITs and other enterprises engaged in real estate activities. In many cases, the competing concerns may be larger and better financed than we are, making it difficult for us to secure new manufactured home community investments. Competition among private and institutional purchasers of manufactured home community investments has resulted in increases in the purchase price paid for manufactured home communities and consequent higher fixed costs. To the extent we are unable to effectively compete in the marketplace, our business may be adversely affected.

Our ability to sell manufactured homes may be affected by various factors, which may in turn adversely affect our profitability. S&F operates in the manufactured home market offering homes for sale to tenants and prospective tenants of our communities. The market for the sale of manufactured homes may be adversely affected by the following factors:

- downturns in economic conditions which adversely impact the housing market;
- an oversupply of, or a reduced demand for, manufactured homes;
- the difficulty facing potential purchasers in obtaining affordable financing as a result of heightened lending criteria; and
- an increase or decrease in the rate of manufactured home repossessions which provide aggressively priced competition to new manufactured home sales.

Any of the above listed factors could adversely impact our rate of manufactured home sales, which would result in a decrease in profitability.

Costs associated with taxes and regulatory compliance may reduce our revenue. We are subject to significant regulation that inhibits our activities and may increase our costs. Local zoning and use laws, environmental statutes and other governmental requirements may restrict expansion, rehabilitation and reconstruction activities. These regulations may prevent us from taking advantage of economic opportunities. Legislation such as the Americans with Disabilities Act may require us to modify our properties at a substantial cost and noncompliance could result in the imposition of fines or an award of damages to private litigants. Future legislation may impose additional requirements. We cannot predict what requirements may be enacted or amended or what costs we will incur to comply with such requirements. Costs resulting from changes in real estate laws, income taxes, service or other taxes may adversely affect our funds from operations and our ability to pay or refinance our debt. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect our business and results of operations.

Licensing laws and compliance could affect our profitability. We are subject to the Secure and Fair Enforcement for Mortgage Licensing Act of 2008 ("SAFE Act"), which requires that we obtain appropriate licenses pursuant to the Nationwide Mortgage Licensing System & Registry in each state where we conduct business. There are extensive federal and state requirements mandated by the SAFE Act and other laws pertaining to financing, and there can be no assurance that we will obtain or renew our SAFE Act licenses, which could result in fees and penalties and have an adverse impact on our ability to continue with our home financing activities.

Rent control legislation may harm our ability to increase rents. State and local rent control laws in certain jurisdictions may limit our ability to increase rents and to recover increases in operating expenses and the costs of capital improvements. Currently, rent control affects only two of our manufactured home communities, both of which are in New Jersey, and has resulted in slower growth of earnings from these properties. However, we may purchase additional properties in markets that are either subject to rent control or in which rent-limiting legislation exists or may be enacted.

Our investments are concentrated in the manufactured housing/residential sector and our business would be adversely affected by an economic downturn in that sector. Our investments in real estate assets are primarily concentrated in the manufactured housing/residential sector. This concentration may expose us to the risk of economic downturns in this sector to a greater extent than if our business activities included a more significant portion of other sectors of the real estate industry.

Environmental liabilities could affect our profitability. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous substances at, on, under or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property, to borrow using such property as collateral or to develop such property. Persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility owned or operated by another person. In addition, certain environmental laws impose liability for the management and disposal of asbestos-containing materials and for the release of such materials into the air. These laws may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials. In connection with the ownership, operation, management, and development of real properties, we may be considered an owner or operator of such properties and, therefore, are potentially liable for removal or remediation costs, and also may be liable for governmental fines and injuries to persons and property. When we arrange for the treatment or disposal of hazardous substances at landfills or other facilities owned by other persons, we may be liable for the removal or remediation costs at such facilities.

We own and operate 21 manufactured home communities which have their own wastewater treatment facility or water distribution system, or both. At these locations, we are subject to compliance with monthly, quarterly and yearly testing for contaminants as outlined by the individual state's Department of Environmental Protection Agencies. Currently, we are not subject to radon or asbestos monitoring requirements. In addition, all of our properties have been subject to a Phase I or similar environmental audit (which involves general inspections without soil sampling or ground water analysis) completed by independent environmental consultants, which have not revealed any significant environmental liability that would have a material adverse effect on our business. However, these audits cannot reflect conditions arising after the studies were completed, and no assurances can be given that existing environmental studies reveal all environmental liabilities, that any prior owner or operator of a property or neighboring owner or operator did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more properties.

Actions by our competitors may decrease or prevent increases in the occupancy and rental rates of our properties which could adversely affect our business. We compete with other owners and operators of manufactured home community properties, some of which own properties similar to ours in the same submarkets in which our properties are located. The number of competitive manufactured home community properties in a particular area could have a material adverse effect on our ability to lease sites and increase rents charged at our properties or at any newly acquired properties. In addition, other forms of multi-family residential properties, such as private and federally funded or assisted multi-family housing projects and single-family housing, provide housing alternatives to potential tenants of manufactured home communities. If our competitors offer housing at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose potential tenants, and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants' leases expire. As a result, our financial condition, cash flow, cash available for distribution, and ability to satisfy our debt service obligations could be materially adversely affected.

Losses in excess of our insurance coverage or uninsured losses could adversely affect our cash flow. We generally maintain insurance policies related to our business, including casualty, general liability and other policies covering business operations, employees and assets. However, we may be required to bear all losses that are not adequately covered by insurance. In addition, there are certain losses that are not generally insured because it is not economically feasible to insure against them, including losses due to riots or acts of war. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, then we could lose the capital we invested in the properties, as well as the anticipated profits and cash flow from the properties and, in the case of debt which is with recourse to us, we would remain obligated for any mortgage debt or other financial obligations related to the properties. Although we believe that our insurance programs are adequate, no assurance can be given that we will not incur losses in excess of its insurance coverage, or that we will be able to obtain insurance in the future at acceptable levels and reasonable cost.

We may not be able to integrate or finance our acquisitions and our acquisitions may not perform as expected. We acquire and intend to continue to acquire manufactured home communities on a select basis. Our acquisition activities and their success are subject to the following risks:

- we may be unable to acquire a desired property because of competition from other well capitalized real estate investors, including both publicly traded REITs and institutional investment funds;
- even if we enter into an acquisition agreement for a property, it is usually subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction, which may not be satisfied;
- even if we are able to acquire a desired property, competition from other real estate investors may significantly increase the purchase price;
- we may be unable to finance acquisitions on favorable terms;
- acquired properties may fail to perform as expected;
- acquired properties may be located in new markets where we face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations.

If any of the above were to occur, our business and results of operations could be adversely affected.

In addition, we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were to be asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle it, which could adversely affect our cash flow.

We may be unable to sell properties when appropriate because real estate investments are illiquid. Real estate investments generally cannot be sold quickly and, therefore, will tend to limit our ability to vary our property portfolio promptly in response to changes in economic or other conditions. In addition, the Code limits our ability to sell our properties. The inability to respond promptly to changes in the performance of our property portfolio could adversely affect our financial condition and ability to service our debt and make distributions to our stockholders.

Financing Risks

We face risks generally associated with our debt. We finance a portion of our investments in properties and marketable securities through debt. We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. In addition, debt creates other risks, including:

- rising interest rates on our variable rate debt;
- failure to repay or refinance existing debt as it matures, which may result in forced disposition of assets on disadvantageous terms;

- refinancing terms less favorable than the terms of existing debt; and
- failure to meet required payments of principal and/or interest.

We mortgage our properties, which subjects us to the risk of foreclosure in the event of non-payment. We mortgage many of our properties to secure payment of indebtedness. If we are unable to meet mortgage payments, then the property could be foreclosed upon or transferred to the mortgagee with a consequent loss of income and asset value. A foreclosure of one or more of our properties could adversely affect our financial condition, results of operations, cash flow, ability to service debt and make distributions and the market price of our preferred and common stock and any other securities we issue.

We face risks related to "balloon payments" and refinancings. Certain of our mortgages will have significant outstanding principal balances on their maturity dates, commonly known as "balloon payments." There can be no assurance that we will be able to refinance the debt on favorable terms or at all. To the extent we cannot refinance debt on favorable terms or at all, we may be forced to dispose of properties on disadvantageous terms or pay higher interest rates, either of which would have an adverse impact on our financial performance and ability to service debt and make distributions.

We face risks associated with our dependence on external sources of capital. In order to qualify as a REIT, we are required each year to distribute to our stockholders at least 90% of our REIT taxable income, and we are subject to tax on our income to the extent it is not distributed. Because of this distribution requirement, we may not be able to fund all future capital needs from cash retained from operations. As a result, to fund capital needs, we rely on third-party sources of capital, which we may not be able to obtain on favorable terms, if at all. Our access to third-party sources of capital depends upon a number of factors, including (i) general market conditions; (ii) the market's perception of our growth potential; (iii) our current and potential future earnings and cash distributions; and (iv) the market price of our preferred and common stock. Additional debt financing may substantially increase our debt-to-total capitalization ratio. Additional equity issuance may dilute the holdings of our current stockholders.

We may become more highly leveraged. We may become more highly leveraged, resulting in increased risk of default on our obligations and an increase in debt service requirements which could adversely affect our financial condition and results of operations and our ability to pay distributions. We have incurred, and may continue to incur, indebtedness in furtherance of our activities. Our governing documents do not limit the amount of indebtedness we may incur. Accordingly, our Board of Directors may vote to incur additional debt and would do so, for example, if it were necessary to maintain our status as a REIT. We could therefore become more highly leveraged, resulting in an increased risk of default on our obligations and in an increase in debt service requirements, which could adversely affect our financial condition and results of operations and our ability to pay distributions to stockholders.

Covenants in our credit agreements could limit our flexibility and adversely affect our financial condition. The terms of our various credit agreements and other indebtedness require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations. If we were to default under our credit agreements, our financial condition would be adversely affected.

We face risks associated with the financing of home sales to customers in our manufactured home communities. To produce new rental revenue and to upgrade our communities, we sell homes to customers in our communities at competitive prices and finance these home sales through S&F. We allow banks and outside finance companies the first opportunity to finance these sales. There is a risk of default in our financing these sales. These loans may have higher default rates than we anticipate, and demand for consumer financing may not be as great as we anticipate or may decline. Additionally, there are many regulations pertaining to our home sales and financing activities. There are significant consumer protection laws and the regulatory framework may change in a manner which may adversely affect our operating results. The regulatory environment and associated consumer finance laws create a risk of greater liability from our home sales and financing activities and could subject us to additional litigation. We are also dependent on licenses granted by state and other regulatory authorities, which may be withdrawn or which may not be renewed and which could have an adverse impact on our ability to continue with our home sales and financing activities.

Other Risks

We are dependent on key personnel. Our executive and other senior officers have a significant role in our success. Our ability to retain our management group or to attract suitable replacements should any members of the management group leave is dependent on the competitive nature of the employment market. The loss of services from key members of the management group or a limitation in their availability could adversely affect our financial condition and cash flow.

We may change our business policies without stockholder approval. Our Board of Directors determines our growth, investment, financing, capitalization, borrowing, REIT status, operations and distributions policies. Although our Board of Directors has no present intention to change or reverse any of these policies, they may be amended or revised without notice to stockholders. Accordingly, stockholders may not have control over changes in our policies. We cannot assure you that changes in our policies will serve fully the interests of all stockholders.

The market value of our preferred and common stock could decrease based on our performance and market perception and conditions. The market value of our preferred and common stock may be based primarily upon the market's perception of our growth potential and current and future cash dividends, and may be secondarily based upon the real estate market value of our underlying assets. The market price of our preferred and common stock is influenced by their respective distributions relative to market interest rates. Rising interest rates may lead potential buyers of our stock to expect a higher distribution rate, which would adversely affect the market price of our stock. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and our ability to service our indebtedness and pay distributions.

There are restrictions on the transfer of our capital stock. To maintain our qualification as a REIT under the Code, no more than 50% in value of our outstanding capital stock may be owned, actually or by attribution, by five or fewer individuals, as defined in the Code to also include certain entities, during the last half of a taxable year. Accordingly, our charter contains provisions restricting the transfer of our capital stock.

Our earnings are dependent, in part, upon the performance of our investment portfolio. As permitted by the Code, we invest in and own securities of other real estate investment trusts. To the extent that the value of those investments declines or those investments do not provide a return, our earnings and cash flow could be adversely affected.

We are subject to restrictions that may impede our ability to effect a change in control. Certain provisions contained in our charter and bylaws and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for us and thereby inhibit a change in control. These provisions include the following:

- Our charter provides for three classes of directors with the term of office of one class expiring each year, commonly referred to as a "staggered board." By preventing common stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of our Board of Directors in control for a longer period of time than stockholders may desire.

- Our charter generally limits any holder from acquiring more than 9.8% (in value or in number, whichever is more restrictive) of our outstanding equity stock (defined as all of our classes of capital stock, except our excess stock). While this provision is intended to assure our ability to remain a qualified REIT for Federal income tax purposes, the ownership limit may also limit the opportunity for stockholders to receive a premium for their shares of common stock that might otherwise exist if an investor was attempting to assemble a block of shares in excess of 9.8% of the outstanding shares of equity stock or otherwise effect a change in control.

- The request of stockholders entitled to cast at least a majority of all votes entitled to be cast at such meeting is necessary for stockholders to call a special meeting. We also require advance notice by common stockholders for the nomination of directors or proposals of business to be considered at a meeting of stockholders.

Our Board of Directors may authorize and issue securities without stockholder approval. Under our charter, the Board of Directors has the power without stockholder action (i) to classify and reclassify any of our unissued shares of capital stock into shares of capital stock with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and terms and conditions of redemptions as the Board of Directors may determine and (ii) to authorize the issuance of any class or series of stock. The authorization and issuance of a new class of capital stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders' best interests.

Maryland business statutes may limit the ability of a third party to acquire control of us. Maryland law provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to (a) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (b) authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholders rights plan, (c) make a determination under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act, (d) elect to be subject to, or refrain from electing to be subject to, any or all of the provisions of Title 3, Subtitle 8 of the MGCL or (e) act or fail to act solely because of the effect of the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition. Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law.

The Maryland Business Combination Act provides that unless exempted, a Maryland corporation may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, certain issuances of shares of stock and other specified transactions, with an "interested stockholder" or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless specified criteria are met. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10% or more of the voting power of the outstanding stock of the Maryland corporation or an affiliate or associate of the Maryland corporation that was the beneficial owner of 10% or more of the voting power of the corporation's outstanding stock during the past two years. In our charter, we have expressly elected that the Maryland Business Combination Act not govern or apply to any transaction with our affiliated company, MREIC.

We cannot assure you that we will be able to pay dividends regularly. Our ability to pay dividends in the future is dependent on our ability to operate profitably and to generate cash from our operations and the operations of our subsidiaries. We cannot guarantee that we will be able to pay dividends on a regular quarterly basis in the future.

Future terrorist attacks and military conflicts could have a material adverse effect on general economic conditions, consumer confidence and market liquidity. Among other things, it is possible that interest rates may be affected by terrorist attacks or military conflicts anywhere in the world. An increase in interest rates may increase our costs of borrowing, leading to a reduction in our earnings. Any terrorist acts affecting our properties could also result in significant damages to, or loss of, our properties. Additionally, we may be unable to obtain adequate insurance coverage on acceptable economic terms for losses resulting from acts of terrorism. Our lenders may require that we carry terrorism insurance even if we do not believe this insurance is necessary or cost effective. Should an act of terrorism result in an uninsured loss or a loss in excess of insured limits, we could lose capital invested in a property, as well as the anticipated future revenues from a property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any loss of these types would adversely affect our financial condition.

We are subject to risks arising from litigation. We may become involved in litigation. Litigation can be costly, and the results of litigation are often difficult to predict. We may not have adequate insurance coverage or contractual protection to cover costs and liability in the event we are sued, and to the extent we resort to litigation to enforce our rights, we may incur significant costs and ultimately be unsuccessful or unable to recover amounts we believe are owed to us. We may have little or no control of the timing of litigation, which presents challenges to our strategic planning.

If our leases are not respected as true leases for federal income tax purposes, we would fail to qualify as a REIT. To qualify as a REIT, we must, among other things, satisfy two gross income tests, under which specified percentages of our gross income must be passive income, such as rent. For the rent paid pursuant to our leases, to qualify for purposes of the gross income tests, the leases must be respected as true leases for federal income tax purposes and not be treated as service contracts, joint ventures or some other type of arrangement. We believe that our leases will be respected as true leases for federal income tax purposes. However, there can be no assurance that the Internal Revenue Service ("IRS") will agree with this view. If the leases are not respected as true leases for federal income tax purposes, we would not be able to satisfy either of the two gross income tests applicable to REITs, and we could lose our REIT status.

Failure to make required distributions would subject us to additional tax. In order to qualify as a REIT, we must, among other requirements, distribute, each year, to our stockholders at least 90% of our taxable income, excluding net capital gains. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions (or deemed distributions) in any year are less than the sum of:

- 85% of our ordinary income for that year;
- 95% of our capital gain net earnings for that year; and
- 100% of our undistributed taxable income from prior years.

To the extent we pay out in excess of 100% of our taxable income for any tax year, we may be able to carry forward such excess to subsequent years to reduce our required distributions for purposes of the 4% nondeductible excise tax in such subsequent years. We intend to pay out our income to our stockholders in a manner intended to satisfy the 90% distribution requirement. Differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require us to borrow money or sell assets to pay out enough of our taxable income to satisfy the 90% distribution requirement and to avoid corporate income tax.

We may not have sufficient cash available from operations to pay distributions to our stockholders, and, therefore, distributions may be made from borrowings. The actual amount and timing of distributions to our stockholders will be determined by our Board of Directors in its discretion and typically will depend on the amount of cash available for distribution, which will depend on items such as current and projected cash requirements and tax considerations. As a result, we may not have sufficient cash available from operations to pay distributions as required to maintain our status as a REIT. Therefore, we may need to borrow funds to make sufficient cash distributions in order to maintain our status as a REIT, which may cause us to incur additional interest expense as a result of an increase in borrowed funds for the purpose of paying distributions.

We may be required to pay a penalty tax upon the sale of a property. The federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a "prohibited transaction" that is subject to a 100% penalty tax. Under current law, unless a sale of real property qualifies for a safe harbor, the question of whether the sale of real estate or other property constitutes the sale of property held primarily for sale to customers is generally a question of the facts and circumstances regarding a particular transaction. We intend that we and our subsidiaries will hold the interests in the real estate for investment with a view to long-term appreciation, engage in the business of acquiring and owning real estate, and make occasional sales as are consistent with our investment objectives. We do not intend to engage in prohibited transactions. We cannot assure you, however, that we will only make sales that satisfy the requirements of the safe harbors or that the IRS will not successfully assert that one or more of such sales are prohibited transactions.

We may be adversely affected if we fail to qualify as a REIT. If we fail to qualify as a REIT, we will not be allowed to deduct distributions to stockholders in computing our taxable income and will be subject to Federal income tax, including any applicable alternative minimum tax, at regular corporate rates. In addition, we might be barred from qualification as a REIT for the four years following disqualification. The additional tax incurred at regular corporate rates would reduce significantly the cash flow available for distribution to stockholders and for debt service. Furthermore, we would no longer be required to make any distributions to our stockholders as a condition to REIT qualification. Any distributions to noncorporate stockholders would be taxable as ordinary income to the extent of our current and accumulated earnings and profits, although such dividend distributions generally would be subject to a top federal tax rate of 20%. Corporate distributees would in that case generally be eligible for the dividends received deduction on the distributions, subject to limitations under the Code.

If we were considered to actually or constructively pay a "preferential dividend" to certain of our stockholders, our status as a REIT could be adversely affected. In order to qualify as a REIT, we must distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with U.S. GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT level tax deduction, the distributions must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. Currently, there is uncertainty as to the application of the law in certain circumstances and the IRS's position regarding whether certain arrangements that REITs have with their stockholders could give rise to the inadvertent payment of a preferential dividend (e.g., the pricing methodology for stock purchased under a distribution reinvestment plan inadvertently causing a greater than 5% discount on the price of such stock purchased). There is no de minimis exception with respect to preferential dividends; therefore, if the IRS were to take the position that we inadvertently paid a preferential dividend, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure. While we believe that our operations have been structured in such a manner that we will not be treated as inadvertently paying preferential dividends, we can provide no assurance to this effect.

To qualify as a REIT, we must comply with certain highly technical and complex requirements. We cannot be certain we have complied, and will always be able to comply, with the requirements to qualify as a REIT because there are few judicial and administrative interpretations of these provisions. In addition, facts and circumstances that may be beyond our control may affect our ability to continue to qualify as a REIT. We cannot assure you that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to our qualification as a REIT or with respect to the Federal income tax consequences of qualification. We believe that we have qualified as a REIT since our inception and intend to continue to qualify as a REIT. However, we cannot assure you that we are qualified or will remain qualified.

There is a risk of changes in the tax law applicable to real estate investment trusts. Because the IRS, the United States Treasury Department and Congress frequently review federal income tax legislation, we cannot predict whether, when or to what extent new federal tax laws, regulations, interpretations or rulings will be adopted. Any of such legislative action may prospectively or retroactively modify our tax treatment and, therefore, may adversely affect taxation of us and/or our investors.

We may be unable to comply with the strict income distribution requirements applicable to REITs. To maintain qualification as a REIT under the Code, a REIT must annually distribute to its stockholders at least 90% of its REIT taxable income, excluding the dividends paid deduction and net capital gains. This requirement limits our ability to accumulate capital. We may not have sufficient cash or other liquid assets to meet the distribution requirements. Difficulties in meeting the distribution requirements might arise due to competing demands for our funds or to timing differences between tax reporting and cash receipts and disbursements, because income may have to be reported before cash is received, because expenses may have to be paid before a deduction is allowed, because deductions may be disallowed or limited or because the IRS may make a determination that adjusts reported income. In those situations, we might be required to borrow funds or sell properties on adverse terms in order to meet the distribution requirements and interest and penalties could apply which could adversely affect our financial condition. If we fail to make a required distribution, we would cease to be taxed as a REIT.

Notwithstanding our status as a REIT, we are subject to various federal, state and local taxes on our income and property. For example, we will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains; provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the stockholder level. We may be subject to other Federal income taxes and may also have to pay some state income or franchise taxes because not all states treat REITs in the same manner as they are treated for Federal income tax purposes.

Item 1B – Unresolved Staff Comments

None

Item 2 – Properties

UMH Properties, Inc. is engaged in the ownership and operation of manufactured home communities located in New Jersey, New York, Ohio, Pennsylvania, Tennessee and Indiana. As of December 31, 2012, the Company owns fifty-seven manufactured home communities containing approximately 10,600 developed sites. The following is a brief description of the properties owned by the Company. There is a long-term trend toward larger manufactured homes. Manufactured home communities designed for older manufactured homes must be modified to accommodate modern wider and longer manufactured homes. These changes may decrease the number of homes that may be accommodated in a manufactured home community. The rents collectible from the land ultimately depend on the value of the home and land. Therefore, fewer but more expensive homes can actually produce the same or greater rents. For this reason, the number of developed sites operated by the Company is subject to change, and the number of developed sites listed is always an approximate number.

Name of Community	Number of Developed Sites	Acreage Developed	Vacant Acreage	Occupied at 12/31/12	Occupancy Percentage	Approximate Monthly Rent Per Site at 12/31/12
Allentown 4912 Raleigh-Millington Road Memphis, TN 38128	430	76	-0-	382	89%	$397
Brookside Village 89 Valley Drive Berwick, PA 18603	171	37	2	141	82%	$361
Brookview Village 2025 Route 9N Lot 137 Greenfield Center, NY 12833	133	45	29	110	83%	$420
Carsons 649 North Franklin St. Lot 105 Chambersburg, PA 17201	132	14	4	110	83%	$325
Cedarcrest 1976 North East Avenue Vineland, NJ 08360	283	71	30	272	96%	$536
Chambersburg I & II 5368 Philadelphia Ave Lot 34 Chambersburg, PA 17201	97	11	-0-	89	92%	$332
Chelsea 459 Chelsea Lane Sayre, PA 18840	85	12	-0-	81	95%	$370
City View 20 Grandview Drive Lewistown, PA 17044	59	20	2	39	66%	$238
Clinton Mobile Home Resort 60 N State Route 101 Tiffin, OH 44883	116	23	1	115	99%	$317
Collingwood 358 Chambers Road Lot 001 Horseheads, NY 14845	103	20	-0-	78	76%	$390
Colonial Heights 917 Two Ridge Road Wintersville, OH 43953	160	31	1	124	78%	$210

Name of Community	Number of Developed Sites	Acreage Developed	Vacant Acreage	Occupied at 12/31/12	Occupancy Percentage	Approximate Monthly Rent Per Site at 12/31/12
Countryside Village 200 Early Road Columbia, TN 38401	348	89	63	197	57%	$310
Countryside Estates 1500 East Fuson Road Muncie, IN 47302	90	36	28	85	94%	$260
Cranberry Village 100 Treesdale Drive Cranberry Township, PA 16066	196	36	-0-	177	90%	$491
Crestview Wolcott Hollow Rd & Route 220 Athens, PA 18810	99	19	-0-	88	89%	$347
Cross Keys Village 259 Brown Swiss Circle Duncansville, PA 16635	133	21	2	97	73%	$367
D & R Village 430 Route 146 Lot 65A Clifton Park, NY 12065	237	44	-0-	204	86%	$484
Fairview Manor 2110 Mays Landing Road Millville, NJ 08332	318	66	132	308	97%	$525
Forest Park Village 102 Holly Drive Cranberry Township, PA 16066	253	79	-0-	190	75%	$437
Frieden Manor 102 Frieden Manor Schuylkill Haven, PA 17972	194	42	22	181	93%	$378
Green Acres 4496 Sycamore Grove Road Chambersburg, PA 17201	24	6	-0-	23	96%	$327
Heather Highlands 109 Main Street Inkerman, PA 18640	404	79	-0-	252	62%	$353
Highland Estates 60 Old Route 22 Kutztown, PA 19530	326	98	65	279	86%	$491
Kinnebrook 351 State Route 17B Monticello, NY 12701	225	66	8	183	81%	$492
Lake Sherman Village 7227 Beth Avenue, SW Navarre, OH 44662	238	53	44	162	68%	$363

Name of Community	Number of Developed Sites	Acreage Developed	Vacant Acreage	Occupied at 12/31/12	Occupancy Percentage	Approximate Monthly Rent Per Site at 12/31/12
Laurel Woods 1943 St. Joseph Street Cresson, PA 16630	217	43	-0-	145	67%	$317
Maple Manor 18 Williams Street Taylor, PA 18517	316	71	-0-	252	80%	$324
Meadowood 9555 Struthers Road New Middletown, OH 44442	134	20	-0-	112	84%	$305
Memphis Mobile City 3894 N. Thomas Street Memphis, TN 38127	156	22	-0-	-0-*	0%	$-0-*
Monroe Valley 15 Old State Road Lot 7 Jonestown, PA 17038	44	11	-0-	41	93%	$394
Moosic Heights 118 1st Street Avoca, PA 18641	144	35	-0-	131	91%	$320
Mountaintop 1 Mark Lane Narvon, PA 17555	39	11	2	37	95%	$468
Mountain View** Van Dyke Street Coxsackie, NY	-0-	-0-	220	-0-	-0-	$-0-
Oakwood Lake Village 308 Gruver Lake Tunkhannock, PA 18657	79	40	-0-	75	95%	$351
Olmsted Falls 26875 Bagley Road Olmsted Falls, OH 44138	121	15	-0-	120	99%	$329
Oxford Village 2 Dolinger Drive West Grove, PA 19390	224	59	2	223	100%	$547
Pine Ridge Village/Pine Manor 100 Oriole Drive Carlisle, PA 17013	184	50	30	136	74%	$454
Pine Valley Estates 1283 Sugar Hollow Road Apollo, PA 15613	218	38	-0-	131	60%	$338

* Community was closed due to an unusual flood throughout the region in May 2011. We are currently working on plans for the redevelopment of this community as a Recreational Vehicle (RV) community and, together with adjacent land that we have acquired, as a manufactured home community.
** We are currently seeking site plan approvals for 253 lots for this property.

Name of Community	Number of Developed Sites	Acreage Developed	Vacant Acreage	Occupied at 12/31/12	Occupancy Percentage	Approximate Monthly Rent Per Site at 12/31/12
Pleasant View Estates 6020 Fort Jenkins Lane Bloomsburg, PA 17815	110	21	9	77	70%	$353
Port Royal Village 485 Patterson Lane Belle Vernon, PA 15012	461	101	-0-	267	58%	$389
River Valley Estates 2066 Victory Road Marion, OH 43302	231	60	-0-	163	71%	$322
Sandy Valley Estates 11461 State Route 800 N.E. Magnolia, OH 44643	364	102	10	243	67%	$362
Shady Hills 1508 Dickerson Road #L1 Nashville, TN 37207	215	25	-0-	198	92%	$379
Somerset Estates/Whispering Pines 1873 Husband Rd Somerset, PA 15501	250	74	24	201	80%	$305/$395
Southern Terrace 1229 State Route 164 Columbiana, OH 44408	117	30	-0-	112	96%	$260
Southwind Village 435 E. Veterans Highway Jackson, NJ 08527	250	36	-0-	238	95%	$373
Spreading Oaks Village 7140-29 Selby Road Athens, OH 45701	151	37	24	118	78%	$306
Suburban Estates 33 Maruca Drive Greensburg, PA 15601	201	36	-0-	186	93%	$314
Sunny Acres 272 Nicole Lane Somerset, PA 15501	207	58	-0-	201	97%	$309
Trailmont 512 Hillcrest Road Goodlettsville, TN 37072	130	32	-0-	125	96%	$439
Twin Oaks I & II 27216 Cook Road Lot 1-A Olmsted Falls, OH 44138	141	21	-0-	126	89%	$360
Valley View I 50 Mollie Drive Ephrata, PA 17522	105	19	-0-	102	97%	$420

Name of Community	Number of Developed Sites	Acreage Developed	Vacant Acreage	Occupied at 12/31/12	Occupancy Percentage	Approximate Monthly Rent Per Site at 12/31/12
Valley View II 50 Mollie Drive Ephrata, PA 17522	44	7	-0-	43	98%	$437
Waterfalls Village 3450 Howard Road Lot 21 Hamburg, NY 14075	201	35	-0-	147	73%	$476
Weatherly Estates 271 Weatherly Drive Lebanon, TN 37087	270	41	-0-	227	84%	$390
Woodland Manor 338 County Route 11, Lot 165 West Monroe, NY 13167	149	77	-0-	72	48%	$332
Woodlawn Village 265 Route 35 Eatontown, NJ 07724	156	14	-0-	137	88%	$640
Wood Valley 2 West Street Caledonia, OH 43314	161	31	56	89	55%	$310
Total	**10,644**	**2,366**	**810**	**8,442**	**80%***	**$391****

* Does not include vacant sites at Memphis Mobile City.

** Weighted average monthly rent per site.

The Company actively seeks to have older homes removed from the communities and replaced by newer modern homes. During 2012, the Company sold approximately 210 newer homes into our communities. Homes left the communities for various reasons, including being demolished as obsolete. Exclusive of the vacant sites at Memphis Mobile City, the Company's occupancy rate has increased from 77% at December 31, 2011 to 80% at December 31, 2012. The ability of manufactured home communities to be renewed and upgraded is believed to be a positive factor.

Residents rent sites on a month-to-month or year-to-year basis. Southwind Village and Woodlawn Village (both in New Jersey) are the only communities subject to local rent control laws.

In connection with the operation of its communities, the Company operates approximately 1,130 rental units. These are homes owned by the Company and rented to residents. The Company engages in the rental of manufactured homes primarily in areas where the communities have existing vacancies. The rental homes produce income on both the home and the site which might otherwise be non-income producing. The Company sells the older rental homes when the opportunity arises.

The Company has approximately 1,050 additional sites in various stages of engineering/construction. Due to the difficulties involved in the approval and construction process, it is difficult to predict the number of sites which will be completed in a given year.

Significant Properties

The Company operates approximately $253,000,000 (at original cost) in manufactured home properties. These consist of fifty-seven separate manufactured home communities and related improvements. No single community constitutes more than 10% of the total assets of the Company. Our larger properties consist of: Port Royal Village with 461 developed sites, Allentown with 430 developed sites, Heather Highlands with 404 developed sites, Sandy Valley Estates with 364 developed sites, Countryside Village with 348 developed sites, Highland Estates with 326 developed sites, Fairview Manor with 318 developed sites, and Maple Manor with 316 developed sites.

Mortgages on Properties

The Company has mortgages on various properties. The maturity dates of these mortgages range from the year 2013 to 2022. Interest varies from fixed rates of 4.25% to 6.8% and variable rates of prime plus 1.0% to LIBOR plus 3.25%. The weighted-average interest rate on our mortgages was approximately 5.25% at December 31, 2012. The aggregate balances of these mortgages total $108,871,352 at December 31, 2012. (For additional information, see Part IV, Item 15(a) (1) (vi), Note 5 of the Notes to Consolidated Financial Statements – Loans and Mortgages Payable).

Item 3 – Legal Proceedings

Legal proceedings are incorporated herein by reference and filed as Part IV, Item 15(a)(1)(vi), Note 13 of the Notes to Consolidated Financial Statements – Commitments, Contingencies and Legal Matters.

Item 4 – Mine Safety Disclosures

Not Applicable.

PART II

Item 5 – Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Prior to March 2, 2012, the Company's shares were listed on the NYSE Amex (symbol: UMH). The per share range of high and low quotes for the Company's stock and distributions paid to shareholders for each quarter of the last two years are as follows:

	2012			2011		
	HIGH	LOW	Distribution	HIGH	LOW	Distribution
First Quarter	$11.35	$9.15	$ .18	$10.76	$9.44	$ .18
Second Quarter	11.82	9.68	.18	10.75	9.70	.18
Third Quarter	12.15	10.35	.18	11.49	8.71	.18
Fourth Quarter	12.20	9.24	.18	10.50	8.60	.18
			$0.72			$0.72

On March 2, 2012, the Company transferred the listing of its common and preferred stock from the NYSE Amex to the New York Stock Exchange (NYSE). The Company has retained its stock symbols (UMH) for the common shares and (UMHPRA) for the preferred shares.

On March 1, 2013, the closing price of the Company's stock was $10.08.

As of December 31, 2012, there were approximately 761 registered shareholders of the Company's common stock based on the number of record owners.

For the years ended December 31, 2012 and 2011, total distributions paid by the Company for common stock amounted to $11,729,798 or $0.72 per share ($0.07892 taxed as ordinary income, $0.08391 taxed as capital gains and $0.55717 as a return of capital) and $10,495,037 or $0.72 per share ($0.29090 taxed as ordinary income, $0.08205 taxed as capital gains and $0.34705 as a return of capital), respectively.

It is the Company's intention to continue distributing quarterly dividends. On January 16, 2013, the Board of Directors declared a cash dividend of $0.18 per share to be paid on March 15, 2013 to common shareholders of record February 15, 2013. Future dividend policy will depend on the Company's earnings, capital requirements, REIT requirements, financial condition, availability and cost of bank financing and other factors considered relevant by the Board of Directors.

On May 26, 2011, the Company issued 1,338,800 shares of 8.25% Series A Cumulative Redeemable Preferred Stock (Series A Preferred Stock) at $25.00 per share for net proceeds of $31,854,328, after underwriting discounts of $1,054,305 and other expenses, including legal and other professional fees, of $561,367. MREIC purchased 200,000 shares of Series A Preferred Stock in the offering. Such shares were purchased by MREIC at the same price as other investors in the offering. The annual dividend of $2.0625 per share or 8.25% of the $25.00 per share liquidation value, is payable quarterly in arrears on March 15, June 15, September 15, and December 15, commencing on September 15, 2011.

On April 10, 2012, the Company issued an additional 1,075,000 shares of Series A Preferred Stock at $25.292, including accrued dividends of $0.292, for net proceeds of approximately $25,700,000, after underwriting discounts of $847,000 and other expenses, including legal and other professional fees of $326,000.

On October 31, 2012, the Company issued an additional 1,250,000 shares of Series A Preferred Stock at $25.50, including accrued dividends of $0.344, for net proceeds of approximately $30,600,000, after underwriting discounts of $638,000 and other expenses, including legal and other professional fees of $258,000.

The Series A Preferred Stock, par value $25.00, has no maturity and will remain outstanding indefinitely unless redeemed or otherwise repurchased. The Series A Preferred Stock is not redeemable prior to May 26, 2016, except pursuant to provisions relating to preservation of the Company's qualification as a real estate investment trust (REIT) or upon the occurrence of a Delisting Event or a Change of Control. On and after May 26, 2016, the Series A Preferred Stock will be redeemable at the Company's option for cash, in whole or, from time to time, in part, at a price per share equal to $25.00, plus all accrued and unpaid dividends (whether or not declared), if any, to, but not including, the redemption date, on each share of Series A Preferred Stock to be redeemed.

For the year ended December 31, 2012, total distributions paid by the Company for preferred stock, before accrued dividends, amounted to $5,068,697 or $2.0625 per share ($.99966 taxed as ordinary income and $1.06284 taxed as capital gains). For the year ended December 31, 2011, total distributions paid by the Company for preferred stock, before accrued dividends, amounted to $1,426,659 or $1.065625 per share ($0.831188 taxed as ordinary income and $0.234437 taxed as capital gains).

On January 16, 2013, the Board of Directors declared a quarterly dividend of $0.515625 per share for the period from December 1, 2012 through February 28, 2013, on the Company's 8.25% Series A Cumulative Redeemable Preferred Stock payable March 15, 2013 to preferred shareholders of record February 15, 2013. Series A preferred share dividends are cumulative and payable quarterly at an annual rate of $2.0625 per share.

Issuer Purchases of Equity Securities

On January 16, 2013, the Board of Directors reaffirmed its Share Repurchase Program (the repurchase program) that authorizes the Company to purchase up to $10,000,000 in the aggregate of the Company's common stock. The repurchase program was originally created in June 2008 and is intended to be implemented through purchases made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or block trades, or by any combination of such methods, in accordance with applicable insider trading and other securities laws and regulations. The size, scope and timing of any purchases will be based on business, market and other conditions and factors, including price, regulatory and contractual requirements or consents, and capital availability. The repurchase program does not require the Company to acquire any particular amount of common stock, and the program may be suspended, modified or discontinued at any time at the Company's discretion without prior notice. Shares of stock repurchased under the repurchase program will be held as treasury shares. There have been no purchases under the repurchase program to date.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has a Stock Option and Stock Award Plan (the 2003 Plan, as amended and restated) authorizing the grant to officers and key employees of options to purchase up to 1,500,000 shares of common stock. See Note 6 in the Notes to the Consolidated Financial Statements for a description of the plans.

The following table summarizes information, as of December 31, 2012, relating to equity compensation plans of the Company (including individual compensation arrangements) pursuant to which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance (c)
Equity Compensation Plans Approved by Security Holders	785,000	$11.71	518,188
Equity Compensation Plans not Approved by Security Holders	N/A	N/A	N/A
Total	785,000	$11.71	518,188

Comparative Stock Performance

The following line graph compares the total return of the Company's common stock for the last five years to the FTSE NAREIT ALL REIT Total Return Index published by the National Association of Real Estate Investment Trusts (NAREIT) and to the S&P 500 Index for the same period. The total return reflects stock price appreciation and dividend reinvestment for all three comparative indices. The information herein has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed.



Dollars
140
120
100
80
60
40
20
0
100
63 63
56
87
80
80
112
102
92
110
109
94
131
131
109
2007
2008
2009
2010
2011
2012
YEAR ENDED DECEMBER 31,
UMH PROPERTIES, INC.
FTSE NAREIT ALL REIT
S & P 500

Item 6 – Selected Financial Data

The following table sets forth selected financial and other information for the Company as of and for each of the years in the five year period ended December 31, 2012. This table should be read in conjunction with all of the financial statements and notes thereto included elsewhere herein.

	2012	2011	2010	2009	2008
Operating Data:					
Rental and Related Income	$38,012,231	$32,990,219	$27,877,470	$26,491,999	$25,542,745
Sales of Manufactured Homes	8,815,533	6,323,135	6,133,494	5,527,253	9,560,912
Total Income	46,827,764	39,313,354	34,010,964	32,019,252	35,103,657
Community Operating Expenses	20,564,286	17,758,332	14,870,694	13,200,885	13,083,959
Loss Relating to Flood	-0-	984,701	-0-	-0-	-0-
Total Expenses	44,214,508	36,797,740	30,520,846	26,658,062	30,003,010
Interest Income	2,027,969	1,991,180	2,817,059	2,632,055	2,698,655
Dividend Income	3,243,592	2,512,057	1,762,609	1,952,862	1,619,857
Gain (Loss) on Securities Transactions, net	4,092,585	2,692,649	3,931,880	(1,804,146)	(2,860,804)
Interest Expense	5,803,172	5,744,567	5,183,296	4,455,332	4,957,437
Gain (Loss) on Sales of Investment Property and Equipment	(41,481)	28,873	(8,244)	179,607	14,661
Net Income	6,474,057	3,696,263	6,668,915	3,689,388	1,527,150
Net Income Attributable to Common Shareholders	1,749,339	2,039,497	6,668,915	3,689,388	1,527,150
Net Income Per Share					
Basic	0.40	0.25	0.52	0.32	0.14
Diluted	0.40	0.25	0.52	0.32	0.14
Net Income Attributable to Common Shareholders Per Share					
Basic	0.11	0.14	0.52	0.32	0.14
Diluted	0.11	0.14	0.52	0.32	0.14
Cash Flow Data:					
Net Cash Provided (Used) by:					
Operating Activities	$9,087,749	$8,410,892	$6,481,751	$11,355,096	$8,267,886
Investing Activities	(69,760,335)	(39,765,028)	(33,894,219)	(8,288,707)	(11,941,757)
Financing Activities	62,910,387	34,491,139	28,553,703	(1,329,854)	4,235,145
Balance Sheet Data:					
Total Investment Property	$253,490,055	$191,252,542	$168,590,072	$125,318,411	$122,031,499
Total Assets	300,281,215	223,944,536	188,780,515	147,971,540	137,939,325
Mortgages Payable	108,871,352	90,282,010	90,815,777	70,318,950	65,952,895
Series A Preferred Stock	91,595,000	33,470,000	-0-	-0-	-0-
Total Shareholders' Equity	174,985,248	105,877,205	71,927,753	55,971,862	44,721,700
Other Information:					
Average Number of Shares Outstanding-Basic	16,197,339	14,506,679	12,767,904	11,412,536	10,876,840
Funds from Operations (1)	$9,147,978	$7,972,962	$11,193,185	$7,834,295	$5,585,059
Core Funds from Operations (1)	10,010,147	9,218,126	11,640,762	7,834,295	5,585,059
Cash Dividends Per Common Share	0.72	0.72	0.72	0.72	0.79

(1) Funds from Operations (FFO) is defined as net income excluding gains (or losses) from sales of depreciable assets, plus depreciation. FFO should be considered as a supplemental measure of operating performance used by real estate investment trust (REITs). FFO excludes historical cost depreciation as an expense and may facilitate the comparison of REITs which have different cost basis. The items excluded from FFO are significant components in understanding and assessing the Company's financial performance. FFO (1) does not represent cash flow from operations as defined by generally accepted accounting principles; (2) should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (3) is not an alternative to cash flow as a measure of liquidity. FFO, as calculated by the Company, may not be comparable to similarly entitled measures reported by other REITs. Core FFO is defined as FFO plus acquisition costs and Loss Relating to the Flood.

The Company's FFO is calculated as follows:

	2012	2011	2010	2009	2008
Net Income Attributable to Common Shareholders	$1,749,339	$2,039,497	$6,668,915	$3,689,388	$1,527,150
Loss (Gain) on Sales of Depreciable Assets	41,481	(28,873)	8,244	62,783	(14,661)
Depreciation Expense	7,357,158	5,962,338	4,516,026	4,082,124	4,072,570
FFO Attributable to Common Shareholders (1)	9,147,978	7,972,962	11,193,185	7,834,295	5,585,059
Acquisition Costs	862,169	260,463	447,577	-0-	-0-
Loss Relating to Flood (2)	-0-	984,701	-0-	-0-	-0-
Core FFO (1)	$10,010,147	$9,218,126	$11,640,762	$7,834,295	$5,585,059

(1) Includes gain on sale of easement of $242,390 in 2009.
(2) Represents loss relating to flood at Memphis Mobile City.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Safe Harbor Statement

Statements contained in this Form 10-K, including the documents that are incorporated by reference, that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Also, when we use any of the words "anticipate," "assume," "believe," "estimate," "expect," "intends," "plans," "seeks," "could," "may," or similar expressions, we are making forward-looking statements. These forward-looking statements are not guaranteed and are based on our current intentions and on our current expectations and assumptions. These statements, intentions, expectations and assumptions involve risks and uncertainties, some of which are beyond our control, which could cause actual results or events to differ materially from those we anticipate or project. Such risks and uncertainties include, but are not limited to, the following:

- changes in the real estate market conditions and general economic conditions;
- the inherent risks associated with owning real estate, including local real estate market conditions, governing laws and regulations affecting manufactured housing communities and illiquidity of real estate investments;
- increased competition in the geographic areas in which we own and operate manufactured housing communities;
- our ability to continue to identify, negotiate and acquire manufactured housing communities and/or vacant land which may be developed into manufactured housing communities on terms favorable to us;
- our ability to maintain rental rates and occupancy levels;
- changes in market rates of interest;
- our ability to repay debt financing obligations;

- our ability to refinance amounts outstanding under our credit facilities at maturity on terms favorable to us;
- our ability to comply with certain debt covenants;
- our ability to integrate acquired properties and operations into existing operations;
- the availability of other debt and equity financing alternatives;
- continued ability to access the debt or equity markets;
- the loss of any member of our management team;
- our ability to maintain internal controls and processes to ensure all transactions are accounted for properly, all relevant disclosures and filings are timely made in accordance with all rules and regulations, and any potential fraud or embezzlement is thwarted or detected;
- the ability of manufactured home buyers to obtain financing;
- the level of repossessions by manufactured home lenders;
- market conditions affecting our investment securities;
- changes in federal or state tax rules or regulations that could have adverse tax consequences;
- our ability to qualify as a real estate investment trust for federal income tax purposes; and
- those risks and uncertainties referenced under the heading "Risk Factors" contained in this Form 10-K and the Company's filings with the Securities and Exchange Commission.

You should not place undue reliance on these forward-looking statements, as events described or implied in such statements may not occur. The forward-looking statements contained in this Form 10-K speak only as of the date hereof and the Company expressly disclaims any obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Overview

The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and notes thereto elsewhere herein.

The Company is a self-administered, self-managed, real estate investment trust (REIT) with headquarters in Freehold, New Jersey. The Company's primary business is the ownership and operation of manufactured home communities – leasing manufactured home spaces on a month-to-month or year-to-year basis to private manufactured home owners. The Company also leases homes to residents and, through its taxable REIT subsidiary, UMH Sales and Finance, Inc. (S&F), sells and finances homes to residents and prospective residents of our communities. During the year ended December 31, 2012, we have purchased seventeen manufactured home communities with ten located in Pennsylvania, five located in Ohio, one located in Indiana and one located in New York, for an aggregate purchase price of $47,600,000. These acquisitions added approximately 1,700 developed sites to our portfolio, bringing our total to fifty-seven communities containing approximately 10,600 developed sites. Our communities are located in New Jersey, New York, Ohio, Pennsylvania, Tennessee and Indiana. The Company also invests in debt and equity securities of other REITs.

The Company's income primarily consists of rental and related income from the operation of its manufactured home communities. Income also includes sales of manufactured homes. Total income and income from community operations have increased approximately 19% and 15%, respectively, primarily due to the acquisitions in 2011 and 2012. Sales of manufactured homes have increased 39% but have not yet returned to pre-recession levels. Many of our customers still face difficulties in selling their existing homes. Despite historically low interest rates, tight underwriting standards have kept a number of potential buyers out of the site-built market. This coupled with continued high unemployment rates, has negatively impacted our sales and our gross profit percentage.

Economic growth in the US has moderated and high unemployment rates have persisted. However, activity in our communities has recently increased. In the current economic environment, we are seeing increased demand for rental units and have added a net of approximately 190 rental units to selected communities. We hope to convert renters to new homeowners in the future.

The Company also holds a portfolio of securities of other REITs with a fair value of $57,325,440 at December 31, 2012. The Company invests in these securities on margin from time to time when the Company can achieve an adequate yield spread. The REIT securities portfolio provides the Company with liquidity and additional income and serves as a proxy for real estate investments. At December 31, 2012, the Company's portfolio consisted of 32% preferred stocks and 68% common stocks. The Company's weighted-average yield on the securities portfolio was approximately 6.4% at December 31, 2012. The Company realized a net gain of $4,092,585 on securities transactions in 2012 as compared to a net gain of $2,692,649 during 2011. At December 31, 2012, the Company had unrealized gains of $6,613,956 in its REIT securities portfolio. The dividends received from our securities investments continue to meet our expectations. It is our intent to hold these securities long-term.

In spite of challenges in the broad economy, the Company continues to strengthen its balance sheet. During 2012, the Company issued an additional 2,325,000 shares of Series A Cumulative Redeemable Preferred Stock (Series A Preferred Stock) for net proceeds of approximately $57,000,000, including $743,588 of accrued dividends. With these proceeds, we have purchased communities and paid down certain loans and mortgages.

We have also closed on two mortgage loans totaling $25.4 million, assumed a mortgage loan in the amount of $2.8 million, and have extended our $5.0 million unsecured line of credit through August 31, 2013. At December 31, 2012, the Company had approximately $11.0 million in cash, $57.3 million in securities encumbered by $-0- in margin loans, $5 million available on its unsecured line of credit and $5.1 million available on its revolving line of credit. The Company also has facilities totaling $7.5 million to finance inventory purchases, of which $5.5 was utilized.

The Company intends to continue to increase its real estate investments. In 2011 and 2012, we have added a total of twenty-two manufactured home communities to our portfolio, encompassing approximately 2,600 developed sites. On March 1, 2013, we acquired 10 communities with a total of 1,854 sites situated on approximately 400 acres, located in Indiana, Pennsylvania and Michigan, for a purchase price of $67,500,000. We have been positioning ourselves for future growth and will continue to seek opportunistic investments in 2013. The growth of our real estate portfolio depends on the availability of suitable properties which meet the Company's investment criteria and appropriate financing. There is no guarantee that any of these additional opportunities will materialize or that the Company will be able to take advantage of such opportunities.

The Company believes that funds generated from operations, funds generated from the dividend reinvestment and stock purchase plan (DRIP), and the funds available on the line of credit, together with the ability to finance and refinance its properties will provide sufficient funds to adequately meet its obligations over the next several years.

See PART I, Item 1- Business and Item 1A – Risk Factors for a more complete discussion of the economic and industry-wide factors relevant to the Company, the Company's lines of business and principal products and services, and the opportunities, challenges and risks on which the Company is focused.

Significant Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the Company's consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Significant accounting policies are defined as those that involve significant judgment and potentially could result in materially different results under different assumptions and conditions. Management believes the following critical accounting policies are affected by our more significant judgments and estimates used in the preparation of the Company's consolidated financial statements. For a detailed description of these and other accounting policies, see Note 2 in the notes to the Company's consolidated financial statements included in this Form 10-K.

Real Estate Investments

The Company applies Financial Accounting Standards Board Accounting Standards Codification (ASC) 360-10, Property, Plant & Equipment (ASC 360-10) to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than the carrying value under its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

Upon acquisition of a property, the Company applies ASC 805, Business Combinations (ASC 805) and allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, site and land improvements, buildings and improvements and rental homes. The Company allocates the purchase price of an acquired property generally determined by third-party appraisal of the property obtained in conjunction with the purchase. Transaction costs, such as broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, related to acquisitions are expensed as incurred.

The Company conducted a comprehensive review of all real estate asset classes in accordance with ASC 360-10-35-21, which indicates that asset values should be analyzed whenever events or changes in circumstances indicate that the carrying value of a property may not be fully recoverable. The process entails the analysis of property for instances where the net book value exceeds the estimated fair value. In accordance with ASC 360-10-35-17, an impairment loss shall be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The Company utilizes the experience and knowledge of its internal valuation team to derive certain assumptions used to determine an operating property's cash flow. Such assumptions include lease-up rates, rental rates, rental growth rates, and capital expenditures. The Company reviewed its operating properties in light of the requirements of ASC 360-10 and determined that, as of December 31, 2012, the undiscounted cash flows over the holding period for these properties were in excess of their carrying values and, therefore, no impairment charges were required.

Securities Available for Sale

Investments in non-real estate assets consist primarily of marketable securities. The Company individually reviews and evaluates our marketable securities for impairment on a quarterly basis or when events or circumstances that may indicate possible impairment occur. The Company considers, among other things, credit aspects of the issuer, amount of decline in fair value over cost and length of time in a continuous loss position. The Company has developed a general policy of evaluating whether an unrealized loss is other than temporary. On a quarterly basis, the Company makes an initial review of every individual security in its portfolio. If the security is impaired, the Company first determines our intent and ability to hold this investment for a period of time sufficient to allow for any anticipated recovery in market value. Next, the Company determines the length of time and the extent of the impairment. Barring other factors, including the downgrading of the security or the cessation of dividends, if the fair value of the security is below cost by less than 20% for less than 6 months and the Company has the intent and ability to hold the security, the security is deemed to not be other than temporarily impaired. Otherwise, the Company reviews additional information to determine whether the impairment is other than temporary. The Company discusses and analyzes any relevant information known about the security, such as:

a. Whether the decline is attributable to adverse conditions related to the security or to specific conditions in an industry or in a geographic area.
b. Any downgrading of the security by a rating agency.
c. Whether the financial condition of the issuer has deteriorated.

d. Status of dividends – Whether dividends have been reduced or eliminated, or scheduled interest payments have not been made.
e. Analysis of the underlying assets (including NAV analysis) using independent analysis or recent transactions.

The Company normally holds REIT securities long term and has the ability and intent to hold securities to recovery. If a decline in fair value is determined to be other than temporary, an impairment charge is recognized in earnings and the cost basis of the individual security is written down to fair value as the new cost basis.

The Company's securities consist primarily of common and preferred stock of other REITs. These securities are all publicly-traded and purchased on the open market, through private transactions or through dividend reinvestment plans. These securities are classified among three categories: Held-to-maturity, trading and available-for-sale. As of December 31, 2012 and 2011, the Company's securities are all classified as available-for-sale and are carried at fair value based upon quoted market prices. Gains or losses on the sale of securities are based on identifiable cost and are accounted for on a trade date basis. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of Shareholders' Equity until realized. The change in net unrealized holding gains and losses are reflected as comprehensive income.

Other

Estimates are used when accounting for the allowance for doubtful accounts for our rents and loans receivable, potentially excess and obsolete inventory and contingent liabilities, among others. These estimates are susceptible to change and actual results could differ from these estimates. The effects of changes in these estimates are recognized in the period they are determined.

Results of Operations

Acquisitions in 2012

On January 12, 2012, the Company acquired Countryside Estates, a 90-site manufactured home community from an unrelated entity, situated on approximately 64 acres, located in Muncie, Indiana, for a purchase price of $2,100,000. This community was originally licensed for over 200 sites and is being built in phases. Upon completion, it will ultimately be approximately 205 sites. At acquisition, the occupancy for this community was 79%. The Company used proceeds from the preferred stock offering to finance this acquisition.

On July 26, 2012, the Company acquired Meadowood, a 123-site manufactured home community from an unrelated entity, situated on approximately 20 acres, located in New Middletown, Ohio, for a purchase price of $3,400,000. At acquisition, the occupancy for this community was 88%. The Company used proceeds from the preferred stock offering to finance this acquisition.

On August 1, 2012, the Company completed the acquisition of eleven manufactured home communities from ARCPA Properties LLC and ARCML06 LLC, both unrelated entities of the Company, for an aggregate purchase price of $28,250,000. These communities total 968 sites on 200 acres, ten in Pennsylvania and one in New York. The communities are Carsons, Chambersburg I & II, Chelsea, Collingwood, Crestview, Frieden Manor, Green Acres, Monroe Valley, Mountaintop, Valley View Ephrata I and Valley View Ephrata II. The average occupancy for these communities is approximately 92%. The Company obtained a $13,980,000 mortgage on the eleven property transaction from Sun National Bank, borrowed $6,200,000 on its margin line, and paid the remaining amount in cash. This mortgage is at a variable rate of LIBOR plus 3.00% and matures on August 1, 2017. To eliminate the variability of the interest expense, the Company subsequently entered into an interest rate swap agreement having identical terms to the mortgage, resulting in a net fixed interest rate on the mortgage of 3.89%.

On September 12, 2012, the Company acquired two manufactured home communities, Colonial Heights and Southern Terrace from an unrelated entity, both located in Ohio for a total purchase price of $5,900,000. These two communities total 280 sites situated on approximately 62 acres. At acquisition, the average occupancy for these communities was approximately 89%. The Company used proceeds from the preferred stock offering to finance this acquisition.

On December 3, 2012, the Company acquired Twin Oaks from an unrelated entity, a 141-site manufactured home community situated on approximately 21 acres, located in Olmsted Falls, Ohio, for a purchase price of $4,350,000. At acquisition, the occupancy for this community was 89%. The Company assumed a $2,774,660 mortgage from Fannie Mae. This mortgage is at a fixed interest rate of 5.75% and matures on December 1, 2019.

On December 19, 2012, the Company acquired Olmsted Falls from an unrelated entity, a 125-site manufactured home community situated on approximately 14 acres, located in Olmsted Falls, Ohio, for a purchase price of $3,600,000. At acquisition, the occupancy for this community was 96%. The Company used proceeds from the preferred stock offering to finance this acquisition.

Acquisitions in 2011

On June 29, 2011, the Company acquired three manufactured home communities from ARCPA Properties, LLC, an unrelated entity, for a total purchase price of $13,300,000. The purchase price also included rental homes and equipment. These three all-age communities, Countryside Village in Columbia, Tennessee, Shady Hills in Nashville, Tennessee, and Trailmont in Goodlettsville, Tennessee, total 693 developed sites situated on 209 acres. At acquisition, the average occupancy for these communities was approximately 73%. The Company used proceeds from the preferred stock offering to finance this acquisition.

On October 28, 2011, the Company acquired Clinton Mobile Home Resort from an unrelated entity, for a total purchase price of $3,450,000. This 55 and older community, located in Tiffin, Ohio, has a total of 116 developed sites situated on 24 acres. At acquisition, the occupancy for this community was 98%. The Company used proceeds from the preferred stock offering to finance this acquisition.

On December 14, 2011, the Company acquired City View from an unrelated entity, for a total purchase price of $750,000. This all-age community, located in Lewistown, Pennsylvania, has a total of 59 developed sites situated on 22 acres. At acquisition, the occupancy for this community was 75%. The Company used proceeds from the preferred stock offering to finance this acquisition.

2012 vs. 2011

Rental and related income increased from $32,990,219 for the year ended December 31, 2011 to $38,012,231 for the year ended December 31, 2012, or 15%. This increase was due to the acquisitions during 2011 and 2012.

The Company has been raising rental rates by approximately 2% to 6% annually at certain communities. Other communities received no increases. Occupancy, as well as the ability to increase rental rates, directly affects revenues. Exclusive of the vacant sites at Memphis Mobile City, the Company's occupancy rate has increased from 77% at December 31, 2011 to 80% at December 31, 2012. Some of the Company's vacant sites were due to expansions completed before the downturn in the economy. The Company continues to evaluate further expansion at selected communities in order to increase the number of available sites, obtain efficiencies and enhance shareholder value. The Company has faced many challenges in filling vacant home sites due to the current economic environment.

Sales of manufactured homes increased from $6,323,135 for the year ended December 31, 2011 to $8,815,533 for the year ended December 31, 2012, or 39%. The number of homes sold increased from 130 homes in 2011 to 210 homes in 2012. Cost of sales of manufactured homes increased from $5,747,963 for the year ended December 31, 2011 to $7,903,678 for the year ended December 31, 2012, or 38%. Selling expenses remained stable at $2,152,701 and $2,104,077 for the years ended December 31, 2012 and 2011, respectively. Loss from the sales operations (defined as sales of manufactured homes less cost of sales of manufactured homes less selling expenses) decreased from $1,528,905 for the year ended December 31, 2011 to $1,240,846 for the year ended December 31, 2012. The losses on sales include selling expenses of approximately $2,200,000 for the year ended December 31, 2012. Many of these costs, such as rent, salaries, and to an extent, advertising and promotion, are fixed. Adverse conditions have continued to slow the manufactured housing industry and the broader housing market in the U.S. Persistent high unemployment rates, the inability of our customers to sell their current homes and the decline in consumer confidence have all negatively impacted our sales and our gross profit percentage. New licensing laws, including the Secure and Fair Enforcement for Mortgage Licensing Act of 2008 (SAFE Act), have also increased costs. However, the Company is optimistic about future sales and rental prospects given the fundamental need for housing. We have adjusted our inventory accordingly. The Company believes that sales of new homes produces new rental revenue and is an investment in the upgrading of our communities.

Community operating expenses increased from $17,758,332 for the year ended December 31, 2011 to $20,564,286 for the year ended December 31, 2012, or 16%. This increase was due to the acquisitions during 2011 and 2012.

General and administrative expenses increased from $3,559,824 for the year ended December 31, 2011 to $4,564,272 for the year ended December 31, 2012, or 28%. This was primarily due to an increase in personnel and personnel costs and directors fees.

Stock compensation expenses increased from $295,042 for the year ended December 31, 2011 to $573,244 for the year ended December 31, 2012, or 94%. This was primarily due to a one-time charge of $123,490 for restricted stock grants to one participant who is of retirement age and therefore the entire amount of measured compensation cost has been recognized at grant date.

Acquisition costs relate to the transaction and due diligence costs associated with the acquisitions of communities. Acquisition costs increased from $260,463 for the year ended December 31, 2011 to $862,169 for the year ended December 31, 2012. This was due to the increase of acquisitions in 2012 (seventeen communities) as compared to 2011 (five communities).

Depreciation expense increased from $5,962,338 for the year ended December 31, 2011 to $7,357,158 for the year ended December 31, 2012, or 23%. This was primarily due to the acquisitions during 2011 and 2012.

Interest income remained relatively stable for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Dividend income increased from $2,512,057 for the year ended December 31, 2011 to $3,243,592 for the year ended December 31, 2012. This increase is due to the increase in the balance of securities from $43,298,214 at December 31, 2011 to $57,325,440 at December 31, 2012. The Company's weighted-average yield on the securities portfolio was approximately 6.5% and 7.5% as of December 31, 2012 and 2011, respectively.

Gain on securities transactions, net consists of the following:

	Year Ended December 31,	
	2012	**2011**
Gross realized gains	$4,092,585	$2,692,649
Gross realized losses	-0-	-0-
Total Gain on Securities Transactions, net	$4,092,585	$2,692,649

The Company had an accumulated unrealized gain on its securities portfolio of $6,613,956 as of December 31, 2012.

Other income increased from $77,375 for the year ended December 31, 2011 to $643,588 for the year ended December 31, 2012. This increase was due to the bonus payment received in the amount of $499,471 for rights to drill for oil and gas in one of our communities.

Interest expense remained relatively stable for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Amortization of financing costs decreased from $376,918 for the year ended December 31, 2011 to $302,280 for the year ended December 31, 2012, or 20%. This was primarily due to the payoff of two mortgages in 2012.

Net income increased from $3,696,263 for the year ended December 31, 2011 to $6,474,057 for the year ended December 31, 2012, or 75%. This was primarily due to an increase in gain on securities transactions and the acquisition of seventeen communities in 2012.

2011 vs. 2010

Rental and related income increased from $27,877,470 for the year ended December 31, 2010 to $32,990,219 for the year ended December 31, 2011, or 18%. This increase was due to the acquisitions during 2010 and 2011. This was partially offset by a decrease in occupancy of 82 sites in Memphis Mobile City due to an unusual flood that swept the region in May 2011. All residents of the community were evacuated. The community remains closed. We are currently working on plans for the redevelopment of this community as a Recreational Vehicle (RV) community and, together with adjacent land that we have acquired, as a manufactured home community. In addition to the loss in rental and related income, we have recorded a loss of $984,701 for the estimated amount, net of insurance proceeds, for the loss of inventory, rental homes, and disposal and other costs associated with this event.

The Company has been raising rental rates by approximately 2% to 6% annually at certain communities. Other communities received no increases. Occupancy, as well as the ability to increase rental rates, directly affects revenues. Exclusive of the vacant sites at Memphis Mobile City, the Company's occupancy rate remained relatively stable at 78% at December 31, 2010 and 77% at December 31, 2011. Some of the Company's vacant sites were the results of expansions completed before the downturn in the economy. The Company continues to evaluate further expansion at selected communities in order to increase the number of available sites, obtain efficiencies and enhance shareholder value. The Company has faced many challenges in filling vacant home sites due to the current economic environment. Despite selling approximately 145 newer homes into our communities in 2011, our occupancy rate did not change. Homes have left the communities for various reasons, including destruction through flood and removal for obsolescence.

Sales of manufactured homes increased from $6,133,494 for the year ended December 31, 2010 to $6,323,135 for the year ended December 31, 2011, or 3%. Cost of sales of manufactured homes remained stable at $5,747,963 and $5,721,977 for the years ended December 31, 2011 and 2010, respectively. Selling expenses increased from $1,718,719 for the year ended December 31, 2010 to $2,104,077 for the year ended December 31, 2011, or 22%. Loss from the sales operations (defined as sales of manufactured homes less cost of sales of manufactured homes less selling expenses) increased from $1,307,202 for the year ended December 31, 2010 to $1,528,905 for the year ended December 31, 2011. The losses on sales include selling expenses of approximately $2,100,000 for the year ended December 31, 2011. The gross profit percentage increased from 7% for the year ended December 31, 2010 to 9% for the year ended December 31, 2011.

Community operating expenses increased from $14,870,694 for the year ended December 31, 2010 to $17,758,332 for the year ended December 31, 2011, or 19%. This increase was due to the acquisitions during 2010 and 2011.

General and administrative expenses increased from $2,994,849 for the year ended December 31, 2010 to $3,559,824 for the year ended December 31, 2011, or 19%. This was primarily due to an increase in personnel costs, including bonuses.

Stock compensation expenses increased from $101,004 for the year ended December 31, 2010 to $295,042 for the year ended December 31, 2011. This increase was due to the additional grant of restricted stock in 2011.

Franchise taxes remained relatively stable for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Acquisition costs decreased from $ 447,577 for the year ended December 31, 2010 to $260,463 for the year ended December 31, 2011. This was due to the reduction of acquisitions in 2011 (five communities) as compared to 2010 (seven communities).

Depreciation expense increased from $4,516,026 for the year ended December 31, 2010 to $5,962,338 for the year ended December 31, 2011, or 32%. This was primarily due to the acquisitions during 2010 and 2011.

Interest income decreased from $2,817,059 for the year ended December 31, 2010 to $1,991,180 for the year ended December 31, 2011, or 29%. The Company's average yield on notes receivable was approximately 10% at both December 31, 2011 and 2010.

Dividend income increased from $1,762,609 for the year ended December 31, 2010 to $2,512,057 for the year ended December 31, 2011, or 43%. The Company's weighted-average yield on the securities portfolio was approximately 7% at both December 31, 2011 and 2010.

Gain on securities transactions, net consists of the following:

	2011	**2010**
Gross realized gains	$2,692,649	$3,970,927
Gross realized losses	-0-	(39,047)
Total Gain on Securities Transactions, net	$2,692,649	$3,931,880

The Company had an accumulated unrealized gain on its securities portfolio of $2,461,305 as of December 31, 2011.

Interest expense increased from $5,183,296 for the year ended December 31, 2010 to $5,744,567 for the year ended December 31, 2011, or 11%. This was primarily as a result of an increase in the average balance of mortgages and loans payable. The average balance of our mortgages and loans payable amounted to approximately $114,000,000 and $101,000,000 in 2011 and 2010, respectively. Interest capitalized on construction in progress amounted to $294,150 and $309,111 for 2011 and 2010, respectively.

Amortization of financing costs increased from $210,054 for the year ended December 31, 2010 to $376,918 for the year ended December 31, 2011, or 79%. This was primarily due to the refinancing of the mortgage on five manufactured home communities located in Pennsylvania.

Net income decreased from $6,668,915 for the year ended December 31, 2010 to $3,696,263 for the year ended December 31, 2011, or 45%. This was primarily due to a decrease in gain on securities transactions and the loss recorded for the flood at Memphis Mobile City.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company has not executed any off-balance sheet arrangements.

The following is a summary of the Company's contractual obligations as of December 31, 2012:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mortgages Payable	$108,871,352	$10,395,234	$6,471,786	$40,069,276	$51,935,056
Interest on Mortgages Payable	30,096,244	5,344,657	10,079,464	8,256,445	6,415,678
Loans Payable	10,441,605	5,521,406	4,920,199	-0-	-0-
Interest on Loans Payable	649,606	557,832	91,774	-0-	-0-
Operating Lease Obligations	390,400	166,400	224,000	-0-	-0-
Purchase of Property	67,500,000	67,500,000	-0-	-0-	-0-
Retirement Benefits	500,000	50,000	-0-	-0-	450,000
Total	$218,449,207	$89,535,529	$21,787,223	$48,325,721	$58,800,734

Mortgages payable represents the principal amounts outstanding based on scheduled payments. The interest rates on these mortgages vary from fixed rates ranging from 4.25% to 6.8% and variable rates of prime plus 1.0% to LIBOR plus 3.25%. The weighted-average interest rate was approximately 5.25% at December 31, 2012.

Loans payable represents the outstanding balances of $5,521,406 on the Company's revolving credit agreements to finance inventory with interest rates ranging from prime with a minimum of 6% to prime plus 2% with a minimum of 8% after 18 months (weighted average interest rate of 6.78% as of December 31, 2012), and $4,920,199 on the Company's revolving line of credit secured by eligible notes receivables with an interest rate of LIBOR plus 350 basis points (3.73% as of December 31, 2012).

Operating lease obligations represent a lease, with a related party, for the Company's corporate offices. On May 1, 2010, the Company renewed this lease for an additional five-year term with monthly lease payments of $13,600 through April 30, 2013 and $14,000 through April 30, 2015. The Company is also responsible for its proportionate share of real estate taxes and common area maintenance. Approximately 70% of the monthly lease payment plus its proportionate share of real estate taxes and common area maintenance is reimbursed by MREIC.

Purchase of Property represents the purchase of ten communities in Indiana, Pennsylvania and Michigan. This acquisition was completed on March 1, 2013 (See Note 16 of the Notes to Consolidated Financial Statements).

Retirement benefits represent the total future amount to be paid, on an undiscounted basis, relating to an executive officer. These benefits are based upon specific employment agreements. The agreements do not require the Company to separately fund the obligation and therefore will be paid from the general assets of the Company. The Company has accrued these benefits on a present value basis over the terms of the agreements (See Note 8 of the Notes to Consolidated Financial Statements).

Liquidity and Capital Resources

The Company operates as a real estate investment trust deriving its income primarily from real estate rental operations. The Company's shareholders' equity increased from $105,877,205 as of December 31, 2011 to $174,985,248 as of December 31, 2012, primarily due to the issuance of 2,325,000 shares of 8.25% Series A Cumulative Redeemable Preferred Stock for net proceeds of approximately $57,000,000 including $743,588 of accrued dividends, issuance of 1,780,043 shares of common stock through the DRIP and an increase in the unrealized gain on available for sale securities of $4,152,651. These increases were partially offset by distributions to our common and preferred shareholders totaling $16,054,905. See further discussion below.

The Company's principal liquidity demands have historically been, and are expected to continue to be, distribution requirements, acquisitions, capital improvements, development and expansions of properties, debt service, purchases of manufactured home inventory, investment in debt and equity securities of other REITs, financing of manufactured home sales and payments of expenses relating to real estate operations. The Company's ability to generate cash adequate to meet these demands is dependent primarily on income from its real estate investments and securities portfolio, the sale of real estate investments and securities, refinancing of mortgage debt, leveraging of real estate investments, availability of bank borrowings, proceeds from the DRIP, and access to the capital markets.

The Company intends to operate its existing properties from the cash flows generated by the properties. However, the Company's expenses are affected by various factors, including inflation. Increases in operating expenses raise the breakeven point for a property and, to the extent that they cannot be passed on through higher rents, reduce the amount of available cash flow which can adversely affect the market value of the property.

On April 10, 2012, the Company issued an additional 1,075,000 shares of Series A Cumulative Redeemable Preferred Stock in an underwritten public offering at $25.292, including accrued dividends, for net proceeds of approximately $25,700,000, after underwriting discounts of $847,000 and other expenses, including legal and other professional fees of $326,000.

On October 31, 2012, the Company issued an additional 1,250,000 shares of Series A Cumulative Redeemable Preferred Stock in a direct placement at $25.50, including preferred dividends, for net proceeds of approximately $30,600,000, after underwriting discounts of $638,000, other expenses, including legal and other professional fees of $258,000.

As of December 31, 2012, the Company had $11,035,824 of cash and cash equivalents, securities available for sale of $57,325,440 and $5,000,000 available on its unsecured line of credit. The Company also has a $10,000,000 revolving line of credit for the financing of homes, of which $4,920,199 was utilized at December 31, 2012. The Company also has revolving credit facilities totaling $7,500,000 to finance inventory purchases, of which $5,521,406 was utilized at December 31, 2012. At December 31, 2012, the Company owns fifty-seven communities of which twenty-five are unencumbered. These marketable securities, non-mortgaged properties, and lines of credit provide the Company with additional liquidity. The Company has been raising equity capital through its DRIP and through the issuance of preferred stock. The Company believes that funds generated from operations, the DRIP and capital market, the funds available on the lines of credit, together with the ability to finance and refinance its properties will provide sufficient funds to adequately meet its obligations over the next several years.

The Company's focus is on real estate investments. The Company has historically financed purchases of real estate primarily through mortgages. During 2012, total investment property increased 33% or $62,237,513. The Company made acquisitions of seventeen manufactured home communities totaling approximately 1,700 developed sites at an aggregate purchase price of $47,600,000, which were funded primarily from mortgages and proceeds from the preferred stock offerings. The Company plans to continue to acquire additional properties. The funds for these acquisitions may come from bank borrowings, proceeds from the DRIP, and private placements or public offerings of common or preferred stock. To the extent that funds or appropriate properties are not available, fewer acquisitions will be made.

The Company also invests in debt and equity securities of other REITs for liquidity and additional income. The securities portfolio increased 32% or $14,027,226 primarily due to purchases of $21,941,884, partially offset by sales of securities with a cost of $10,157,468 and an increase in the unrealized gain of $4,152,651. The Company from time to time may purchase these securities on margin when there is an adequate yield spread. At December 31, 2012, $-0- was outstanding on the margin loan.

Net cash provided by operating activities amounted to $9,087,749, $8,410,892 and $6,481,751 for the years ended December 31, 2012, 2011 and 2010, respectively. These increases were primarily due to the increase in inventory of manufactured homes and an increase in notes receivable.

Net cash used by investing activities amounted to $69,760,335, $39,765,028 and $33,894,219 for the years ended December 31, 2012, 2011 and 2010, respectively. These increases were primarily due to securities transactions and the purchases of manufactured home communities and investment property and equipment.

Net cash provided by financing activities amounted to $62,910,387, $34,491,139 and $28,553,703 for the years ended December 31, 2012, 2011 and 2010, respectively. These increases were primarily due to proceeds from the issuance of preferred and common stock and new mortgages offset by the principal payments of mortgages and loans and payment of preferred and common dividends.

On February 2, 2012, the Company obtained an $11,400,000 mortgage on Allentown and Clinton Mobile Home Resort from Bank of America, N.A. On August 1, 2012, the Company obtained a $13,980,000 mortgage on the eleven property transaction from Sun National Bank. On December 3, 2012, the Company assumed a $2,774,660 mortgage on Twin Oaks from Fannie Mae.

Cash flow was primarily used for purchases of manufactured home communities, capital improvements, payment of dividends, purchases of securities available for sale, purchase of inventory of manufactured homes, loans to customers for the sales of manufactured homes, and expansion of existing communities. The Company meets maturing mortgage obligations by using a combination of cash flow and refinancing. The dividend payments were primarily made from cash flow from operations.

The Company has one mortgage totaling approximately $7.4 million that is due in 2013. Management has extended this loan for two years.

The Company owns approximately 1,130 rental homes. During 2012, revenue from rental homes increased by $11,217,671. The Company added approximately 190 net rental homes to selected communities to fill demand. The Company actively pursues to sell these rental homes to existing residents. The Company estimates that in 2013 it will purchase approximately 150 manufactured homes for rental units total cost of approximately $5,250,000. Management believes that these manufactured homes will each generate approximately $300 per month in rental income in addition to lot rent.

Capital improvements include amounts needed to meet environmental and regulatory requirements in connection with the manufactured home communities that provide water or sewer service. Excluding expansions and rental home purchases, the Company is budgeting approximately $3,800,000 in capital improvements for 2013.

The Company's only significant commitments and contractual obligations relate to its mortgages payable, retirement benefits, purchase of property, and the lease on its corporate offices as described in Note 8 to the Consolidated Financial Statements.

On March 1, 2013, the Company acquired ten communities, a total of 1,854 sites situated on approximately 400 acres, located in Indiana, Pennsylvania and Michigan, for a purchase price of $67,500,000.

The Company has a Dividend Reinvestment and Stock Purchase Plan (DRIP), in which participants can purchase stock from the Company at a price of approximately 95% of market. During 2012, amounts received, including dividends reinvested of $1,390,899, totaled $18,058,038. During 2012, the Company paid to common shareholders $11,729,798, including dividends reinvested. It is anticipated, although no assurances can be given, that the level of participation in the DRIP in 2013 will be comparable to 2012. In addition, the Company also paid $5,068,697 in preferred dividends.

The Company has approximately 800 acres of undeveloped land which it could develop over the next several years. The Company continues to analyze the highest and best use of its vacant land.

As of December 31, 2012, the Company had total assets of $300,281,215 and total liabilities of $125,295,967. The Company believes that it has the ability to meet its obligations and to generate funds for new investments.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The pronouncement was issued to provide a uniform framework for fair value measurements and related disclosures between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on our financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. The provisions of ASU 2011-12 indefinitely defer portions of ASU 2011-05 related to the presentation of reclassifications of items out of accumulated other comprehensive income. The adoption of ASU 2011-05 and ASU 2011-12 did not have a material impact on our financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This ASU is effective prospectively, for annual and interim periods, beginning on or after December 15, 2012. The adoption of ASU 2013-02 will not have a material impact on our financial position, results of operations or cash flows.

Item 7A – Quantitative and Qualitative Disclosures about Market Risk

The Company's principal market risk exposure is interest rate risk. The Company mitigates this risk by maintaining prudent amounts of leverage, minimizing capital costs and interest expense while continuously evaluating all available debt and equity resources and following established risk management policies and procedures, which include the periodic use of derivatives. The Company's primary strategy in entering into derivative contracts is to minimize the variability that changes in interest rates could have on its future cash flows. The Company generally employs derivative instruments that effectively convert a portion of its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes.

The following table sets forth information as of December 31, 2012, concerning the Company's long-term debt obligations, including principal cash flow by scheduled maturity, weighted average interest rates and estimated fair value.

	Fixed Rate Carrying Value	Weighted Average Fixed Interest Rate	Variable Rate Carrying Value	Total Long-Term Debt
2013	7,376,497	5.61%	-0-	7,376,497
2014	-0-	-0-	-0-	-0-
2015	-0-	-0-	-0-	-0-
2016	-0-	-0-	-0-	-0-
2017	20,278,035	5.97%	24,725,604	45,003,639
Thereafter	54,917,248	5.47%	1,573,968	56,491,216
Total	$82,571,780	5.60%	$26,299,572	$108,871,352
Estimated Fair Value	$85,875,242		$26,299,572	$112,174,814

The Company's variable rate long-term debt consists of three mortgage loans with a total balance of $26,299,572 as of December 31, 2012. Interest rates on these mortgages range from prime plus 1.0% to LIBOR plus 3.25%. To minimize the variability that changes in interest rates could have on its future cash flows, the Company has entered into two separate interest rate swap agreements. These interest rate swap agreements have the effect of fixing the interest rates relative to specific mortgage loans totaling approximately $24,700,000. The unrealized loss in fair value of the interest rate swap agreement amounted to $(377,795) for the year ended December 31, 2012. The effective fixed interest rates on these loans are 3.89% and 4.39%.

The Company's remaining variable rate debt totals $1,600,000 as of December 31, 2012 which bears interest at prime plus 0.5%. If prime or LIBOR increased or decreased by 1.0%, the Company believes its interest expense would have increased or decreased by approximately $16,000, based on the balance of the variable rate long-term debt outstanding at December 31, 2012.

The Company also has approximately $10,400,000 in variable rate debt due on demand. This debt primarily consists of $5,500,000 outstanding on our inventory financing line and $4,900,000 outstanding on our revolving line of credit to finance home sales. The interest rates on these loans range from 3.73% to 6.78% at December 31, 2012. The carrying value of the Company's variable rate debt approximates fair value at December 31, 2012.

The Company invests in both debt and equity securities of other REITs and is primarily exposed to market price risk from adverse changes in market rates and conditions. All securities are classified as available for sale and are carried at fair value. The Company obtains margin loans secured by these marketable securities. There was no balance outstanding on the margin loans as of December 31, 2012. As of December 31, 2012, the value of marketable securities was $57,325,440.

Item 8 – Financial Statements and Supplementary Data

The financial statements and supplementary data listed in Part IV, Item 15(a)(1) are incorporated herein by reference and filed as part of this report.

The following is the Unaudited Selected Quarterly Financial Data:

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
THREE MONTHS ENDED

2012	March 31	June 30	September 30	December 31
Total Income	$10,890,946	$11,144,029	$12,186,668	$12,606,121
Total Expenses	10,143,701	10,692,049	11,617,310	11,761,448
Other Income (Expense) (1)	989,320	1,591,029	846,764	475,169
Net Income	1,749,697	2,019,036	1,405,754	1,299,570
Net Income (Loss) Attributable to Common Shareholders	1,059,378	1,088,321	161,138	(559,498)
Net Income (Loss) Attributable to Common Shareholders per Share –				
Basic	0.07	0.07	-0-	(0.03)
Diluted	0.07	0.07	-0-	(0.03)

2011	March 31	June 30	September 30	December 31
Total Income	$9,016,454	$9,605,680	$9,664,577	$11,026,643
Total Expenses	7,966,130	8,885,662	9,089,194	10,856,754 (2)
Other Income (Expense) (1)	1,065,976	(501,542)	214,208	373,134
Net Income	2,124,864	235,976	792,877	542,546
Net Income Attributable to Common Shareholders	2,124,864	(40,152)	102,558	(147,773)
Net Income (Loss) Attributable to Common Shareholders per Share –				
Basic	0.15	-0-	-0-	(0.01)
Diluted	0.15	-0-	-0-	(0.01)

(1) Fluctuations are primarily due to the $499,471 bonus payment received in the second quarter of 2012 for rights to drill for oil and gas in one of our communities and to Gain (Loss) on Securities Transactions, net.
(2) Includes loss relating to unusual flood at Memphis Mobile City.

Item 9 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in, or any disagreements with, the Company's independent registered public accounting firm on accounting principles and practices or financial disclosure during the years ended December 31, 2012 and 2011.

Item 9A – Controls and Procedures

Disclosure Controls and Procedures

The Company maintains controls and procedures designed to ensure that it is able to collect the information that is required to be disclosed in the reports it files with the SEC, and to process, summarize and disclose this information within the time period specified by the rules of the SEC. The Company's Chief Executive Officer and the Chief Financial Officer are responsible for establishing, maintaining and enhancing these controls and procedures. Based on their evaluation of the Company's disclosure controls and procedures as of December 31, 2012, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Internal Control over Financial Reporting

(a) Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance regarding the reliability of financial statement preparation and presentation.

Management assessed the Company's internal control over financial reporting as of December 31, 2012. This assessment was based on criteria for effective internal control over financial reporting established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

PKF O'Connor Davies, A Division of O'Connor Davies, LLP ("PKF O'Connor Davies"), the Company's independent registered public accounting firm, has issued their report on their audit of the Company's internal control over financial reporting, a copy of which is included herein.

(b) Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
UMH Properties, Inc.

We have audited UMH Properties, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). UMH Properties, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based upon the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, (3) receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, UMH Properties, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of UMH Properties, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 8, 2013 expressed an unqualified opinion thereon.

/s/ PKF O'Connor Davies,
A Division of O'Connor Davies, LLP

New York, New York
March 8, 2013

(c) Changes in Internal Control over Financial Reporting

There have been no changes to our internal control over financial reporting during the Company's fourth quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Item 9B – Other Information

None.

PART III

Item 10 – Directors, Executive Officers and Corporate Governance

The Company will file its definitive Proxy Statement for its 2013 Annual Meeting of Stockholders within the period required under the applicable rules of the Securities and Exchange Commission. Additional information required by this Item is included under the captions "ELECTION OF DIRECTORS" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" of such Proxy Statement and is incorporated herein by reference.

The following are the Directors and Executive Officers of the Company as of December 31, 2012:

Name	Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since	Class Type (1)
Jeffrey A. Carus	49	**Independent Director.** Principal of Advalurem Group (2012), Founder and Managing Partner of JAC Partners, LLC (2009 to present) and Founder and Managing Member of JAC Management, LLC (1998 to present). Mr. Carus' extensive experience in real estate finance and investment is primary among other reasons why Mr. Carus serves on our Board.	2011	II
Anna T. Chew	54	Vice President and Chief Financial Officer (1995 to present), Controller (1991 to 1995) and Director. Certified Public Accountant; Interim Chief Financial Officer (March 2012 to July 2012), Treasurer (2010 to present), Chief Financial Officer (1991 to 2010) and Director (1993 to 2004, and 2007 to present) of Monmouth Real Estate Investment Corporation, an affiliated company. Ms. Chew's extensive public accounting, finance and real estate industry experience is primary among other reasons why Ms. Chew serves on our Board.	1995	III
Eugene W. Landy	79	Chairman of the Board (1995 to present), President (1969 to 1995) and Director. Attorney at Law; President, Chief Executive Officer and Director (1968 to present) of Monmouth Real Estate Investment Corporation, an affiliated company. As our Chairman and Founder, Mr. Landy brings unparalleled experience in real estate investing to our Board.	1969	III
Michael P. Landy	50	Executive Vice President (2010 to present), Vice President – Investments (2001 to 2010) and Director. Chief Operating Officer (2011 to present), Chairman of the Executive Committee and Executive Vice President (2010 to present), Executive Vice President – Investments (2006 to 2010), Vice President – Investments (2001 to 2006) and Director (2007 to present) of Monmouth Real Estate Investment Corporation, an affiliated company. Mr. Landy's extensive experience in real estate finance, investment, capital markets and operations management is primary among other reasons why Mr. Landy serves on our Board.	2011	I

Name	Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since	Class Type (1)
Samuel A. Landy	52	President and Chief Executive Officer (1995 to present), Vice President (1991-1995) and Director. Attorney at Law; Director (1989 to present) of Monmouth Real Estate Investment Corporation, an affiliated company. Mr. Landy's extensive experience in real estate investment, operations management and REIT leadership is primary among other reasons why Mr. Landy serves on our Board.	1992	III
Stuart D. Levy	43	**Independent Director.** Vice President in the Real Estate Finance Group at Helaba-Landesbank Hessen-Thuringen (2006 to present). Mr. Levy's extensive real estate background is primary among other reasons why Mr. Levy serves on our Board.	2011	III
James E. Mitchell	72	**Independent Director.** Attorney at Law; General Partner, Mitchell Partners, L.P. (1979 to present); President, Mitchell Capital Management, Inc. (1987 to present). Mr. Mitchell's extensive experience in real estate investment is primary among other reasons why Mr. Mitchell serves on our Board.	2001	I
Richard H. Molke	86	**Independent Director.** General Partner of Molke Family Limited Partnership (1994 to present). Mr. Molke's extensive experience as an investor and in management is primary among other reasons why Mr. Molke serves on our Board.	1986	II
Allison Nagelberg	48	General Counsel (2000 to present). Attorney at Law (1989 to present); General Counsel (2000 to present) of Monmouth Real Estate Investment Corporation, an affiliated company.	N/A	N/A
Eugene Rothenberg	80	**Independent Director.** Retired physician; Director (2007 to present) of Monmouth Real Estate Investment Corporation, an affiliated company. Mr. Rothenberg's extensive experience as an investor and in management is primary among other reasons why Mr. Rothenberg serves on our Board.	1977	II
Stephen B. Wolgin	58	**Independent Director.** Managing Director of U.S. Real Estate Advisors, Inc. (2000 to present), a real estate advisory services group based in New York; Partner with the Logan Equity Distressed Fund (2007-present); Director (2003 to present) of Monmouth Real Estate Investment Corporation, an affiliated company; prior affiliations with J.P. Morgan, Odyssey Associates, The Prudential Realty Group, Standard & Poor's Corporation, and Grubb and Ellis. Mr. Wolgin's extensive experience as a real estate and finance consultant and experience in the real estate industry are primary among other reasons why Mr. Wolgin serves on our Board.	2007	I

(1) Class I, II and III Directors have terms expiring in years 2013, 2014 and 2015, respectively.

Family Relationships

There are no family relationships between any of the Directors or executive officers of the Company, except that Samuel A. Landy, President, Chief Executive Officer and a Director of the Company, and Michael P. Landy, Executive Vice President and a Director of the Company, are the sons of Eugene W. Landy, the Chairman of the Board and a Director of the Company.

Audit Committee

The Company has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act (15 U.S.C. 78c(a)(58)(A)). The members of the audit committee are Stephen B. Wolgin (Chairman), James E. Mitchell, Richard H. Molke and Eugene Rothenberg. The Company's Board of Directors has determined that Stephen B. Wolgin and James E. Mitchell are audit committee financial experts and that all members of the audit committee are independent as required by the listing standards of the New York Stock Exchange. The audit committee operates under the Audit Committee Charter which can be found at the Company's website at www.umh.com. In addition, the Audit Committee Charter was filed with the Securities Exchange Commission on May 2, 2011 with the Company's 2011 Definitive Proxy Statement (DEF 14A). The charter is reviewed annually for adequacy.

Section 16(a) Beneficial Ownership Reporting Compliance

There have been no delinquent filers pursuant to Item 405 of regulation S-K, to the best of management's knowledge.

Code of Ethics

The Company has adopted the Code of Business Conduct and Ethics applicable to its Chief Executive Officer and Chief Financial Officer, as well as the Company's other officers, directors and employees (the Code of Ethics). The Code of Ethics can be found at the Company's website at www.umh.com. In addition, the Code of Ethics was filed with the Securities Exchange Commission on March 11, 2004 with the Company's December 31, 2003 Form 10-K. The Code of Ethics is also available in print to any person without charge who requests a copy by writing or telephoning us at the following address and telephone number: UMH Properties, Inc., Attention: Stockholder Relations, 3499 Route 9 North, Suite 3-C, Juniper Business Plaza, Freehold, New Jersey 07728, (732) 577-9997. The Company will satisfy any disclosure requirements under Item 5.05 of Form 8-K regarding a waiver from any provision of the Code of Ethics for principal officers or directors by disclosing the nature of such amendment of waiver on our website.

Item 11 – Executive Compensation

The Company will file its definitive Proxy Statement for its 2013 Annual Meeting of Stockholders within the period required under the applicable rules of the Securities and Exchange Commission. Additional information required by this Item is included under the caption "ELECTION OF DIRECTORS", "EXECUTIVE COMPENSATION" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" of such Proxy Statement and is incorporated herein by reference.

Compensation Discussion and Analysis

Overview of Compensation Program

The Compensation Committee (for purposes of this analysis, the "Committee") of the Board has been appointed to discharge the Board's responsibilities relating to the compensation of the Company's executive officers. The Committee has the overall responsibility for approving and evaluating the executive officer compensation plans, policies and programs of the Company. The Committee's primary objectives include serving as an independent and objective party to review such compensation plans, policies and programs. The Compensation Committee may delegate its responsibilities to a subcommittee of the Compensation Committee. The Compensation Committee has not retained or obtained the advice of a compensation committee consultant for determining or recommending the amount of executive or director compensation.

Throughout this report, the individuals who served as the Company's chief executive officer and chief financial officer during fiscal 2012, as well as certain other individuals included in the Summary Compensation Table presented below in Item 11 of this report, are sometimes referred to in this report as the "named executive officers."

Compensation Philosophy and Objectives

The Compensation Committee believes that a well-designed compensation program should align the goals of the shareholders with the goals of the chief executive officer, and that a significant part of the executive's compensation, over the long term, should be dependent upon the value created for shareholders. In addition, all executives should be held accountable through their compensation for the performance of the Company, and compensation levels should also reflect the executive's individual performance in an effort to encourage increased individual contributions to the Company's performance. The compensation philosophy, as reflected in the Company's employment agreements with its executives, is designed to motivate executives to focus on operating results and create long-term shareholder value by:

- establishing a plan that attracts, retains and motivates executives through compensation that is competitive with a peer group of other publicly-traded real estate investment trusts, or REITs;
- linking a portion of executives' compensation to the achievement of the Company's business plan by using measurements of the Company's operating results and shareholder return; and
- building a pay-for-performance system that encourages and rewards successful initiatives within a team environment.

The Compensation Committee believes that each of the above factors is important when determining compensation levels for named executive officers. The Committee reviews and approves the employment contracts for the Chairman of the Board and the President, as well as other named executive officers, including performance goals and objectives. The Committee annually evaluates performance of these executive officers in light of those goals and objectives. The Committee considers the Company's performance, relative stockholder return, the total compensation provided to comparable officers at similarly-situated companies, and compensation given to named executive officers in prior years. The Committee uses the Residential Sector of the Real Estate Compensation Survey (the survey), produced under the guidance of the National Association of Real Estate Investment Trusts (NAREIT), as a guide to setting compensation levels. Participant company data is not presented in a manner that specifically identifies any named individual or company. This survey details compensation by position type with statistical salary and bonus information for each position. The Company's salary and bonus amounts are compared to the ranges presented for reasonableness. To that end, the Committee believes executive compensation packages provided by the Company to its executive officers should include both base salaries and annual bonus awards that reward corporate and individual performance, as well as give incentives to those executives who meet or exceed established goals.

Role of Executive Officers in Compensation Decisions

The Committee makes all final compensation decisions for the Company's named executive officers. The Chairman of the Board and the President annually review the performance of the other named executive officers and then present their conclusions and recommendations to the Committee with respect to base salary adjustments and annual cash bonus and stock option and restricted stock awards. The Committee exercises its own discretion in modifying any recommended adjustments or awards, but does consider the recommendations from management who work closely with the other named executive officers.

Role of Grants of Stock Options and Restricted Stock in Compensation Analysis

The Committee views the grant of stock options and restricted stock awards as a form of long-term compensation. The Committee believes that such grants promote the Company's goal of retaining key employees, and aligns the key employee's interests with those of the Company's shareholders from a long-term perspective. The number of options or shares of restricted stock granted to each employee is determined by consideration of various factors including, but not limited to, the employee's title, responsibilities and years of service.

Role of Employment Agreements in Determining Executive Compensation

Each of the Company's currently employed named executive officers is a party to an employment agreement. These agreements provide for base salaries, bonuses and customary fringe benefits. Other key elements of our compensation program for the named executive officers are stock options, restricted stock awards and perquisites and other benefits. Each of these is addressed separately below. In determining initial compensation, the compensation committee considers all elements of a named executive officer's total compensation package in comparison to current market practices and other benefits.

Shareholder Advisory Vote

One way to determine if the Company's compensation program reflects the interests of shareholders is through their non-binding vote. At the Annual Meeting of Shareholders held on June 10, 2011, the Company's shareholders approved by their advisory vote the compensation of the named executive officers. The shareholders also expressed a preference that advisory votes on executive compensation occur every three years.

Consistent with both the Board of Directors' recommendations and the results of the shareholder vote, the Company's Board of Directors considered the recommendation of the shareholders and has determined that the Company (i) will not make any material changes to the manner in which executive compensation is awarded, and (ii) will hold advisory votes on the compensation of the Company's named executive officers every three years. Accordingly, the next stockholder advisory vote on executive compensation will be held at the Annual Meeting of Shareholders in June 2014.

Base Salaries

Base salaries are paid for ongoing performance throughout the year. In order to compete for and retain talented executives who are critical to the Company's long-term success, the Committee has determined that the base salaries of named executive officers should approximate those of executives of other equity REITs that compete with the Company for employees, investors and business, while also taking into account the named executive officers' performance and tenure and the Company's performance relative to its peer companies within the REIT industry using the NAREIT Compensation Survey described above.

Bonuses

In addition to the provisions for base salaries under the terms of our employment agreements, the President is entitled to receive an annual maximum cash bonus of up to 21% of base salary, based on the achievement of certain performance goals set by the Committee. In order to receive a bonus, FFO must have increased 3% during the year, or 9% over the three year contract period. The following are the performance goals for the President:

a. There shall be a minimum of 175 new home sales per year. (Bonus of 10% of base salary.)

b. Occupancy to increase 1%, with not more than 10% of the increase being from rentals. (Bonus of 10% of base salary.)

c. Acquisition of at least 350 spaces per year. (Bonus of 7% of base salary.)

Bonuses awarded to the other named executive officers are recommended by the Chairman of the Board and the President and are approved by the Compensation Committee. The Company believes that short-term rewards in the form of cash bonuses to senior executives generally should reflect short-term results and should take into consideration both the profitability and performance of the Company and the performance of the individual, which may include comparing such individual's performance to the preceding year, reviewing the breadth and nature of the senior executives' responsibilities and valuing special contributions by each such individual. In evaluating performance of the Company annually, the Compensation Committee considers a variety of factors, including, among others, Funds From Operations (FFO), net income, growth in asset size, occupancy and total return to shareholders. The Company considers FFO to be an important measure of an equity REIT's operating performance and has adopted the definition suggested by the National Association of Real Estate Investment Trusts (NAREIT), which defines FFO to mean net income computed in accordance with generally accepted accounting principles (U.S. GAAP) excluding gains or losses from sales of property, plus depreciation and amortization. The Company considers FFO to be a meaningful, additional measure of operating performance primarily because it excludes the assumption that the value of its real estate assets diminishes predictably over time and because industry analysts have accepted it as a performance measure.

Various other factors considered include the employee's title and years of service. The employee's title generally reflects the employee's responsibilities and the employee's years of service may be considered in determining the level of bonus in comparison to base salary. The President and the Compensation Committee have declined to use specific performance formulas with respect to the other senior executives, believing that with respect to Company performance, such formulas do not adequately account for many factors, including, among others, the relative performance of the Company compared to its competitors during variations in the economic cycle, and that with respect to individual performance, such formulas are not a substitute for the subjective evaluation by the President and Compensation Committee of a wide range of management and leadership skills of each of the senior executives.

Stock Options and Restricted Stock Awards

Stock options and restricted stock awards are recommended by the President. In making its decisions, the Compensation Committee does not use an established formula or focus on a specific performance target. The Compensation Committee recognizes that often outside forces beyond the control of management, such as economic conditions, changing real estate markets and other factors, may contribute to less favorable near term results even when sound strategic decisions have been made by the senior executives to position the Company for longer term profitability. Thus, the Compensation Committee also attempts to identify whether the senior executives are exercising the kind of judgment and making the types of decisions that will lead to future growth and enhanced asset value, even if the same are difficult to measure on a current basis. For example, in determining appropriate stock option and restricted stock awards, the Compensation Committee considers, among other matters, whether the senior executives have executed strategies that will provide adequate funding or appropriate borrowing capacity for future growth, whether acquisition strategies have been developed to ensure a future stream of reliable and increasing revenues for the Company, whether the selection of properties evidence appropriate risk management, including risks associated with real estate markets, and whether the administration of staff size and compensation appropriately balances the current and projected operating requirements of the Company with the need to effectively control overhead costs.

In fiscal 2012, the Compensation Committee received the recommendations from the President for the number of options or restricted stock to be awarded. The factors that were considered in awarding the stock options and restricted stock included the following progress that was made by management:

- Located, acquired and integrated seventeen manufactured home communities without placing undue burden on its liquidity.

- Raised approximately $57 million in equity through issuance of preferred stock and $18 million in equity via the DRIP.

- Maintained its cash distributions to shareholders.

- Increased its occupancy rate.

- Managed general and administrative costs to an appropriate level.

- Refinanced debt at lower interest rates.

The individual awards were allocated based on the named officers' individual contributions to these accomplishments. Other factors included the named officers' title, responsibilities and years of service. In addition, the awards were compared to each named officers' total compensation and compared with comparable Real Estate Investment Trusts (REITS) using the annual Compensation Survey published by NAREIT as a guide for setting total compensation.

Perquisites and Other Personal Benefits

The Company's employment agreements provide the named executive officers with perquisites and other personal benefits that the Company and the Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Committee periodically reviews the levels of perquisites and other personal benefits provided to the named executive officers.

The named executive officers are provided the following benefits under the terms of their employment agreements: an allotted number of paid vacation weeks; eligibility for the executives, spouses and dependents in all Company sponsored employee benefits plans, including 401(k) plan, group health, accident, and life insurance, on such terms no less favorable than applicable to any other executive; use of an automobile; and, supplemental disability insurance, at the Company's cost, as agreed to by the Company and the executive. Attributed costs of the personal benefits described above for the named executive officers for the fiscal year ended December 31, 2012, are included in "All Other Compensation" of the Summary Compensation Table provided below under Item 11 of this report.

Payments upon Termination or Change in Control

In addition, the named executive officers' employment agreements each contain provisions relating to change in control events and severance upon termination for events other than without cause or good reason (as defined under the terms of the employment agreements). These change in control and severance terms are designed to promote stability and continuity of senior management. Information regarding these provisions is included in "Employment Agreements" provided below in Item 11 of this report. There are no other agreements or arrangements governing change in control payments.

Evaluation

Mr. Eugene Landy is under an employment agreement with the Company. His base compensation under his amended contract was increased in 2004 to $175,000 per year. Mr. Eugene Landy also received $123,490 of restricted stock and $38,552 in director's fees, legal fees and fringe benefits.

In evaluating Mr. Eugene Landy's leadership performance, during 2011, the Committee awarded Mr. Eugene Landy an Outstanding Leadership Achievement Award (Award) in the amount of $250,000 per year for three years. This Award is to recognize Mr. Eugene Landy's exceptional leadership as Chairman of the Board for over 40 years.

The Committee also reviewed the progress made by Mr. Samuel A. Landy, President, including funds from operations. Mr. Samuel Landy is under an employment agreement with the Company. His base compensation under this contract was $378,000 for 2012. Mr. Samuel Landy also received bonuses totaling $89,792, restricted stock of $250,790 and director's fees and fringe benefits totaling $38,925. Bonuses were primarily based upon achievement of certain performance goals.

Ms. Anna Chew is under an employment agreement with the Company. Her base compensation under this contract is $287,385 for 2012. Ms. Chew also received bonuses totaling $38,025, restricted stock of $123,490 and director's fees and fringe benefits totaling $41,507. Bonuses were based on performance, recommended by the President and approved by the Committee.

Ms. Allison Nagelberg is under an employment agreement with the Company. Her base compensation under this contract is $250,000 for 2012. Ms. Nagelberg also received bonuses totaling $34,351, restricted stock of $111,700 and fringe benefits of $14,006. Bonuses were based on performance, recommended by the President and approved by the Committee.

The Committee has also approved the recommendations of the President concerning the other named executives' annual salaries, bonuses, option and restricted stock grants and fringe benefits.

In addition to its determination of the executive's individual performance levels for 2012, the Committee also compared the executive's total compensation for 2012 to that of similarly-situated personnel in the REIT industry using the NAREIT Compensation Survey described above. The Company's salary and bonus amounts were compared to the ranges presented for reasonableness. The Company's total compensation fell in the lowest range (25th percentile) of this survey.

Risk Management

The Board of Directors does not believe that the Executive Compensation Program raises any risks that are reasonably likely to have a material adverse effect on the Company. Executive Officers are compensated on a fixed salary basis and have not been awarded any bonuses or other compensation that might encourage the taking of unnecessary or excessive risks that threaten the long-term value of the Company. The Board has attempted to align the interests of the Board of Directors and the Executive Officers with the long-term interests of the Company and the Shareholders through grants of stock options and restricted stock awards, thereby giving the Board and Executive Officers additional incentives to protect the long-term value of the Company.

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this report.

Compensation Committee:
James E. Mitchell
Richard H. Molke
Eugene Rothenberg
Stephen B. Wolgin

Summary Compensation Table

The following Summary Compensation Table shows compensation paid by the Company for services rendered during 2012, 2011 and 2010 to the Chairman of the Board, President, Vice President, General Counsel and Executive Vice President. There were no other executive officers whose aggregate cash compensation exceeded $100,000:

Name and Principal Position	Year	Salary	Bonus	Option Awards (7)	Restricted Stock Awards	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Eugene W. Landy	2012	$175,000	$250,000	$ -0-	$123,490 (8)	$58,573	$38,552 (1)	$645,615
Chairman of the	2011	175,000	250,000	-0-	122,760 (8)	69,989	41,500 (1)	659,249
Board	2010	175,000	-0-	-0-	115,100 (8)	57,237	21,250 (1)	368,587
Samuel A. Landy	2012	378,000	89,792	-0-	250,790 (9)	-0-	38,925 (2)	757,507
President and Chief	2011	330,000	88,742	-0-	290,160 (8)	-0-	33,800 (2)	742,702
Executive Officer	2010	315,000	36,538	7,987	287,750 (8)	-0-	34,085 (2)	681,360
Anna T. Chew (5)	2012	287,385	38,025	-0-	123,490 (7)	-0-	41,507 (2)	490,407
Vice President and	2011	273,700	50,525	-0-	122,760 (7)	-0-	33,800 (2)	480,785
Chief Financial Officer	2010	260,600	24,565	-0-	115,100 (7)	-0-	31,050 (2)	431,315
Allison Nagelberg (6)	2012	250,000	34,351	-0-	111,700 (10)	-0-	14,006 (3)	410,057
General Counsel	2011	178,126	41,851	-0-	111,600 (7)	-0-	51,208 (3)	382,785
	2010	178,126	11,851	-0-	57,550 (7)	-0-	40,393 (3)	287,920
Michael P. Landy (11)	2012	51,975	35,000	-0-	123,490 (7)	-0-	29,125 (4)	239,590
Executive Vice	2011	90,463	110,000	-0-	122,760 (7)	-0-	15,750 (4)	338,973
President	2010	65,050	-0-	-0-	115,100 (7)	-0-	-0-	180,150

(1) Represents Director's fees of $29,125, $24,000 and $21,250, and legal fees of $-0-, $17,500 and $-0- for 2012, 2011 and 2010, respectively, and fringe benefits.

(2) Represents Director's fees of $29,125, $24,000 and $21,250 for 2012, 2011 and 2010, respectively, fringe benefits and discretionary contributions by the Company to the Company's 401(k) Plan allocated to an account of the named executive officer.

(3) Represents fringe benefits, discretionary contributions by the Company to the Company's 401(k) Plan allocated to an account of the named executive officer, and in 2010 and 2011, reimbursement of tuition and fees associated with her pursuit of an Executive MBA degree.

(4) Represents Director's fees.

(5) Prior to July 2012, approximately 25% of her salary compensation was allocated to and reimbursed by MREIC, pursuant to a cost sharing agreement between the Company and MREIC. Effective July 2012, 100% of her salary compensation is allocated to the Company.

(6) Prior to July 2012, approximately 25% of her salary compensation was allocated to and reimbursed by MREIC, pursuant to a cost sharing agreement between the Company and MREIC. Effective July 2012, 50% of her salary compensation is allocated to the Company.

(7) These values were established using the Black-Scholes stock option valuation model. The following weighted-average assumptions were used in the model for 2010: expected volatility of 23.59%; risk-free interest rate of 2.67%; dividend yield of 8.85%; expected life of the options of eight years; and forfeitures of $-0-. The actual value of the options will depend upon the performance of the Company during the period of time the options are outstanding and the price of the Company's common stock on the date of exercise.

(8) These values were established based on the number of shares granted during 2012, 2011 and 2010 at the weighted average fair value on the date of grant of $11.23, $11.16 and $11.51, respectively.

(9) This value was established based on the number of shared granted during 2012 at the fair value on the date of grant of $9.65.

(10) This value was established based on the number of shared granted during 2012 at the fair value on the date of grant of $11.17.

(11) Michael P. Landy, the Company's Executive Vice President, is an employee of MREIC. His compensation disclosure can be found in the filings of MREIC. Prior to July 2012, approximately 30% of his compensation cost was allocated to and reimbursed by the Company for his services, pursuant to a cost sharing arrangement between the Company and MREIC. Effective July 2012, Mr. Michael P. Landy's salary is no longer allocated to the Company. Mr. Michael P. Landy is an inside director.

Grants of Plan-Based Awards

On August 14, 2003, the shareholders approved and ratified the Company's 2003 Stock Option Plan (the 2003 Plan) authorizing the grant to officers and key employees of options to purchase up to 1,500,000 shares of common stock. On June 7, 2010, the shareholders approved and ratified an amendment and restatement of the Plan. The amendment and restatement made two substantive changes: (1) the inclusion of Directors as participants in the Plan, and (2) the ability to grant restricted stock to Directors, officers and key employees. The amendment and restatement also made other conforming, technical and other nonsubstantive changes. There was no change to the total number of shares subject to grant under the Plan. The amendment and restatement also makes certain modifications and clarifications, including those concerning administration and compliance with applicable tax rules, such as Section 162(m) of the Internal Revenue Code. Options or restricted stock may be granted any time as determined by the Company's Compensation Committee up through August 14, 2013.

Stock Options

All options are exercisable one year from the date of grant. The option price shall not be below the fair market value at date of grant. If options granted under the 2003 Plan expire or terminate for any reason without having been exercised in full, the Shares subject to, but not delivered under, such options shall become available for additional option grants under the 2003 Plan.

During the years ended December 31, 2012, 2011 and 2010, options to purchase 94,000, 80,000 and 111,000 shares, respectively, were granted. During the years ended December 31, 2012, 2011 and 2010, options to purchase 4,000, 10,000 and -0- shares, respectively, were exercised. During the years ended December 31, 2012, 2011 and 2010, options to purchase 55,000, 51,000 and 38,000 shares, respectively, were forfeited.

Restricted Stock

Under the 2003 Plan, the Compensation Committee determines the recipients of restricted stock award; the number of restricted shares to be awarded; the length of the restricted period of the award; the restrictions applicable to the award including, without limitation, the employment or retirement status of the participant; rules governing forfeiture and restrictions applicable to any sale, assignment, transfer, pledge or other encumbrance of the restricted stock during the restricted period; and the eligibility to share in dividends and other distributions paid to the Company's stockholders during the restricted period. The maximum number of shares underlying restricted stock awards that may be granted in any one fiscal year to a participant shall be 100,000.

The following table sets forth, for the named executive officers in the Summary Compensation Table, information regarding individual grants of restricted stock made during the year ended December 31, 2012:

Name	Grant Date	Number of Shares of Restricted Stock	Grant Date Fair Value per Share	Grant Date Fair Value
Eugene W. Landy	08/31/12	10,000	$11.17	$111,700
Eugene W. Landy	09/14/12	1,000	11.79	11,790
Samuel A. Landy	01/19/12	25,000	9.56	239,000
Samuel A. Landy	09/14/12	1,000	11.79	11,790
Michael P. Landy	08/31/12	10,000	11.17	111,700
Michael P. Landy	09/14/12	1,000	11.79	11,790
Anna T. Chew	08/31/12	10,000	11.17	111,700
Anna T. Chew	09/14/12	1,000	11.79	11,790
Allison Nagelberg	08/31/12	10,000	11.17	111,700

These awards vest over five years. There were no grants of stock options to the named executive officers during 2012.

Option Exercises and Stock Vested

The following table sets forth summary information concerning option exercises and vesting of restricted stock awards for each of the named executive officers during the year ended December 31, 2012:

	Option Awards		**Restricted Stock Awards**	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value realized on Vesting ($) (1)
Eugene W. Landy	-0-	$-0-	4,707	$53,519
Samuel A. Landy	-0-	-0-	11,444	130,118
Michael P. Landy	-0-	-0-	4,707	53,519
Anna T. Chew	-0-	-0-	4,707	53,519
Allison Nagelberg	-0-	-0-	3,326	37,817

(1) Value realized based on the closing price of the shares on the NYSE as of the date of vesting.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth for the executive officers named in the Summary Compensation Table, information regarding stock options and restricted stock outstanding at December 31, 2012:

	Option Awards				Restricted Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options UnExercisable	Option Exercise Price	Option Expiration Date	Number of Shares that have not Vested	Market Value of Shares that have not Vested (1)
Eugene W. Landy					28,292	$292,256
Samuel A. Landy					69,244	$715,291
Samuel A. Landy	6,400	-0-	$17.19	02/01/13		
Samuel A. Landy	43,600	-0-	$15.62	02/01/13		
Samuel A. Landy	5,800	-0-	$17.21	01/09/14		
Samuel A. Landy	44,200	-0-	$15.62	01/09/14		
Samuel A. Landy	5,800	-0-	$17.06	01/03/15		
Samuel A. Landy	44,200	-0-	$15.51	01/03/15		
Samuel A. Landy	7,700	-0-	$12.97	01/08/16		
Samuel A. Landy	42,300	-0-	$11.79	01/08/16		
Samuel A. Landy	14,000	-0-	$7.12	01/07/17		
Samuel A. Landy	61,000	-0-	$6.47	01/07/17		
Samuel A. Landy	10,900	-0-	$9.13	01/08/18		
Samuel A. Landy	14,100	-0-	$8.30	01/08/18		
Anna T. Chew					28,292	$292,256
Anna T. Chew	10,000	-0-	$15.05	07/18/13		
Anna T. Chew	10,000	-0-	$15.15	07/21/14		
Anna T. Chew	10,000	-0-	$14.21	07/16/15		
Anna T. Chew	10,000	-0-	$7.55	09/25/16		
Anna T. Chew	10,000	-0-	$7.57	06/22/17		
Michael P. Landy					28,292	$292,256
Michael P. Landy	10,000	-0-	$14.21	07/16/15		
Michael P. Landy	5,000	-0-	$7.55	09/25/16		
Michael P. Landy	5,000	-0-	$7.57	06/22/17		
Allison Nagelberg					22,759	$235,100
Allison Nagelberg	5,000	-0-	$14.21	07/16/15		

(1) Based on the closing price of our common stock on December 31, 2012 of $10.33. Restricted stock awards vest over 5 years.

Employment Agreements

The Company has an Employment Agreement with Mr. Eugene W. Landy, Chairman of the Board. Under this agreement, prior to January 1, 2004, Mr. Landy received an annual base compensation of $150,000 (as amended) plus bonuses and customary fringe benefits, including health insurance, participation in the Company's 401(k) Plan, stock options, five weeks' vacation and use of an automobile. Additionally, there may be bonuses voted by the Board of Directors. The Employment Agreement is terminable by either party at any time subject to certain notice requirements. On severance of employment by the Company, Mr. Landy will receive severance of $450,000, payable $150,000 on severance and $150,000 on the first and second anniversaries of severance. In the event of disability, Mr. Landy's compensation will continue for a period of three years, payable monthly. On retirement, Mr. Landy will receive a pension of $50,000 a year for ten years, payable in monthly installments. In the event of death, Mr. Landy's designated beneficiary will receive $450,000, $100,000 thirty days after death and the balance one year after death. The Employment Agreement automatically renews each year for successive one-year periods. Effective January 1, 2004, this agreement was amended to increase Mr. Landy's annual base compensation to $175,000. Additionally, Mr. Landy's pension benefit of $50,000 per year has been extended for an additional three years. On April 14, 2008, the Company executed a Second Amendment to the Employment Agreement with Mr. Landy (the second amendment). The second amendment provides that in the event of a change in control, Eugene W. Landy shall receive a lump sum payment of $1,200,000, provided the sale price of the Company is at least $16 per share of common stock. A change of control shall be defined as the consummation of a reorganization, merger, share exchange, consolidation, or sale or disposition of all or substantially all of the assets of the Company. This change of control provision shall not apply to any combination between the Company and MREIC. Payment shall be made simultaneously with the closing of the transaction, and only in the event that the transaction closes.

Effective January 1, 2012, the Company and Samuel A. Landy entered into a three-year Employment Agreement under which Mr. Samuel Landy receives an annual base salary of $378,000 for 2012, $396,900 for 2013 and $416,745 for 2014, subject to increases in Funds from Operations (FFO) of 3% per year or 9% over the three-year period. If this increase is not met, the salary increase will be limited to the increase in the consumer price index. Bonuses are based on performance goals relating to FFO, home sales, occupancy and acquisitions, with a maximum of 21% of salary. Mr. Samuel Landy received a restricted stock grant of 25,000 shares in 2012. In each subsequent calendar year of employment pursuant to the Agreement, restricted stock shall be awarded to Mr. Samuel Landy at the discretion of the Compensation Committee of the Board of Directors. Mr. Samuel Landy will receive customary fringe benefits, four weeks vacation, reimbursement of reasonable and necessary business expenses and use of an automobile. The Company will reimburse Mr. Samuel Landy for the cost of a disability insurance policy. In the event of a merger, sale or change of voting control of the Company, excluding transactions between the Company and MREIC, Mr. Samuel Landy will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control, or the employee may terminate the employment agreement and be entitled to receive one year's compensation in accordance with the agreement. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, the employee shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement.

Effective January 1, 2012, the Company and Anna T. Chew entered into a new three-year employment agreement, under which Ms. Chew receives an annual base salary of $287,385 for 2012, $301,754 for 2013 and $316,841 for 2014, plus bonuses and customary fringe benefits. Ms. Chew will also receive four weeks vacation, reimbursement of reasonable and necessary business expenses and use of an automobile. The Company will reimburse Ms. Chew for the cost of a disability insurance policy such that, in the event of the employee's disability for a period of more than 90 days, the employee will receive benefits up to 60% of her then-current salary. In the event of a merger, sale or change of voting control of the Company, excluding transactions between the Company and MREIC, the employee will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control, or the employee may terminate the employment agreement and be entitled to receive one year's compensation in accordance with the agreement. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, other than a termination for cause as defined by the agreement, the employee shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement.

Effective January 1, 2012, the Company and Allison Nagelberg, General Counsel, entered into a three-year employment agreement, under which Ms. Nagelberg receives an annual base salary of $250,000 for 2012, $262,500 for 2013 and $275,625 for 2014, plus bonuses and customary fringe benefits. Ms. Nagelberg will also receive four weeks vacation, reimbursement of reasonable and necessary business expenses and use of an automobile. Pursuant to this employment agreement, the Company will also pay on behalf of Ms. Nagelberg, all tuition and fees associated with her pursuit of an Executive MBA degree, which was completed in 2012. The Company will reimburse Ms. Nagelberg for the cost of a disability insurance policy such that, in the event of the employee's disability for a period of more than 90 days, the employee will receive benefits up to 60% of her then-current salary. As an alternative to long-term disability, Employee shall have the option to purchase and/or maintain, and be fully reimbursed for, a short-term disability policy on terms to be approved by the Corporation. In the event of a merger, sale or change of voting control of the Company, the employee will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, other than a termination for cause as defined by the agreement, the employee shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement.

Potential Payments upon Termination of Employment or Change-in-Control

Under the terms of the employment agreements of the named executive officers, such named executive officers are entitled to receive the following estimated payments and benefits upon a termination of employment or voluntary resignation (with or without a change-in-control). These disclosed amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the named executive officers, which would only be known at the time that they become eligible for payment and would only be payable if a termination of employment, or voluntary resignation, were to occur. The table below reflects the amount that could be payable under the various arrangements assuming that the termination of employment had occurred at December 31, 2012.

	Voluntary Resignation on 12/31/12	Termination Not for Cause or Good Reason on 12/31/12	Termination for Cause on 12/31/12	Termination Not for Cause or Good Reason (After a Change-in-Control) on 12/31/12	Disability or Death on 12/31/12
Eugene W. Landy	$450,000 (1)	$450,000 (1)	$450,000 (1)	$1,650,000 (2)	$525,000 (3)
Samuel A. Landy	801,545 (4)	801,545 (4)	801,545 (4)	801,545 (4)	801,545 (4)
Anna T. Chew	618,595 (4)	618,595 (4)	-0-	618,595 (4)	618,595 (4)
Allison Nagelberg	538,125 (4)	538,125 (4)	-0-	538,125 (4)	538,125 (4)
Michael P. Landy (5)	-0-	-0-	-0-	-0-	-0-

(1) Consists of severance payments of $450,000, payable $150,000 per year for three years.

(2) Mr. Landy shall receive a lump-sum payment of $1,200,000 in the event of a change in control, provided that the sale price of the Company is at least $16 per share of common stock. In addition, if Mr. Landy's employment agreement is terminated, he receives severance payments of $450,000, payable $150,000 per year for three years.

(3) In the event of a disability, as defined in the agreement, Mr. Landy shall receive disability payments equal to his base salary for a period of three years. He has a death benefit of $450,000 payable to Mr. Landy's beneficiary.

(4) Represents two year's salary. The respective employment agreements provides for the greater of the salary due under the remaining term of the agreement or one year. The respective employment agreements also provide for death benefits of the same amount.

(5) Michael P. Landy is an employee of MREIC and is subject to an employment agreement with MREIC. Amounts potentially payable are not included herein.

The Company retains the discretion to compensate any officer upon any future termination of employment or change-in control.

Director Compensation

Prior to September 1, 2012, Directors received a fee of $2,250 for each Board meeting attended, $500 for each Board phone meeting attended, and an additional fixed annual fee of $15,000 payable quarterly. Directors appointed to board committees received $500 for each committee meeting attended. Those specific committees are Compensation Committee, Audit Committee and Nominating Committee.

Effective September 1, 2012, Directors receive a fee of $3,125 for each Board meeting attended, $500 for each Board phone meeting attended, and an additional fixed annual fee of $22,500 payable quarterly. Directors appointed to board committees receive $1,000 for each committee meeting attended.

The table below sets forth a summary of director compensation for the year ended December 31, 2012:

	Fees Earned or Paid in Cash				
Director	Annual Board Cash Retainer	Meeting Fees	Committee Fees	Restricted Stock Awards (4)	Total Fees Earned or Paid in Cash
Ernest Bencivenga (1)	$ -0-	$ 2,250	$ -0-	$ -0-	$ 2,250
Jeffrey A. Carus	18,750	10,375	-0-	11,790	40,915
Charles Kaempffer (2)	18,750	9,875	2,500	-0-	31,125
Stuart Levy	18,750	10,375	-0-	11,790	40,915
James E. Mitchell (3)	18,750	10,375	4,000	11,790	44,915
Richard H. Molke (3)	18,750	10,375	4,000	11,790	44,915
Eugene Rothenberg (3)	18,750	10,375	3,500	11,790	44,415
Stephen B. Wolgin (3)	18,750	10,375	4,500	11,790	45,415
	$ 131,250	$ 74,375	$ 18,500	$ 70,740	$ 294,865

(1) Mr. Bencivenga passed away in Q1 2012.

(2) Mr. Kaempffer is an Emeritus director which is a retired director who is not entitled to vote on board resolutions; however he receives directors' fees for participation in the board meetings.

(3) Mr. Mitchell, Mr. Molke, Mr. Rothenberg and Mr. Wolgin are members of the audit committee, the compensation committee and the nominating committee. The Board has determined that Mr. Mitchell and Mr. Wolgin are considered "audit committee financial experts" within the meaning of the rules of the SEC and are "financially sophisticated" within the meaning of the listing requirements of the NYSE.

(4) Directors each received a grant of 1,000 shares of restricted common stock under the 2007 Plan. Fair value on the date of grant was $11.79 per share.

(5) Mr. Eugene W. Landy, Mr. Samuel A. Landy, Mr. Michael P. Landy and Ms. Anna T. Chew are inside directors. As such, their director compensation is included in the Summary Compensation Table.

Pension Benefits and Nonqualified Deferred Compensation Plans

Except as provided in the specific agreements described above, the Company has no pension or other post-retirement plans in effect for Officers, Directors or employees or a nonqualified deferred compensation plan. The present value of accumulated benefit of pension benefits for Mr. Eugene W. Landy is $509,259 as of December 31, 2012. Payments made during 2012 amounted to $50,000. Mr. Eugene Landy is entitled to receive payments of $50,000 per year through 2013. The Company's employees may elect to participate in the Company's 401(k) Plan.

Compensation Committee Interlocks and Insider Participation

During 2012, the Compensation committee consisted of Mr. Mitchell, Mr. Molke, Mr. Rothenberg and Mr. Wolgin. No member of the Compensation Committee is a current or former officer or employee of the Company. In 2012, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on our Board of Directors or the Compensation Committee.

The members of the Compensation Committee did not otherwise have any relationships requiring related-party disclosure in this Form 10-K.

Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The Company will file its definitive Proxy Statement for its 2013 Annual Meeting of Stockholders within the period required under the applicable rules of the Securities and Exchange Commission. Additional information required by this Item is included under the caption "ELECTION OF DIRECTORS" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of such Proxy Statement and is incorporated herein by reference.

The following table lists information with respect to the beneficial ownership of the Company's Shares as of December 31, 2012 by:

- each person known by the Company to beneficially own more than five percent of the Company's outstanding Shares;
- the Company's directors;
- the Company's executive officers; and
- all of the Company's executive officers and directors as a group.

Unless otherwise indicated, the person or persons named below have sole voting and investment power and that person's address is c/o UMH Properties, Inc., Juniper Business Plaza, 3499 Route 9 North, Suite 3-C, Freehold, New Jersey 07728. In determining the number and percentage of Shares beneficially owned by each person, Shares that may be acquired by that person under options exercisable within 60 days of December 31, 2012 are deemed beneficially owned by that person and are deemed outstanding for purposes of determining the total number of outstanding Shares for that person and are not deemed outstanding for that purpose for all other shareholders.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Shares Outstanding (2)
Wells Fargo and Company 420 Montgomery Street San Francisco, CA 94104	1,087,610(3)	6.36%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	874,816(4)	5.11%
Jeffrey A. Carus	3,133	*
Anna T. Chew	183,421(5)	1.07%
Eugene W. Landy	1,173,711(6)	6.86%
Samuel A. Landy	654,327(7)	3.76%
Michael P. Landy	294,009(8)	1.72%
Stuart Levy	1,019	*

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Shares Outstanding (2)
James E. Mitchell	181,053(9)	1.06%
Richard H. Molke	111,789(10)	*
Allison Nagelberg	46,154(11)	*
Eugene D. Rothenberg	87,907(12)	*
Stephen B. Wolgin	11,944(13)	*
UMH 401(k) Plan	187,149(14)	1.09%
Directors and Officers as a Group	2,935,616	16.79%

*Less than 1%

(1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes that the persons named in the table have sole voting and investment power with respect to all Shares listed.

(2) Based on the number of Shares outstanding on December 31, 2012 which was 17,111,882 Shares.

(3) Based on Schedule 13G/A as of December 31, 2012, filed by Wells Fargo and Company the company owns 1,087,610 shares. This filing with the SEC by Wells Fargo and Company indicates that Wells Fargo and Company has sole voting power for 200 Shares and shared voting power for 1,150,670 Shares. Wells Fargo also has sole dispositive power for 200 Shares and shared dispositive power for 1,523,127 Shares.

(4) Based on Schedule 13G as of December 31, 2012, filed by BlackRock, Inc. the company owns 874,816 shares. This filing with the SEC by BlackRock, Inc. indicates that BlackRock, Inc. has sole voting and dispositive power with respect to those Shares.

(5) Includes (a) 133,421 Shares owned jointly with Ms. Chew's husband, and (b) 50,000 Shares issuable upon exercise of stock options. Excludes shares held in the UMH 401(k) Plan. Ms. Chew is a co-trustee of the UMH 401(k) Plan and has shared voting power over the Common Shares held by the UMH 401(k) Plan. She, however, disclaims beneficial ownership of all of the Common Shares held by the UMH 401(k) Plan, except for 19,307 Shares held by the UMH 401(k) Plan for her benefit. See Note 14 below for information regarding Shares held by the UMH 401(k) Plan.

(6) Includes (a) 99,872 Shares owned by Mr. Eugene Landy's wife, (b) 172,608 Shares held by Landy Investments, Ltd. for which Mr. Landy has power to vote, (c) 65,913 Shares held in the Landy & Landy Employees' Profit Sharing Plan of which Mr. Landy is a Trustee with power to vote, (d) 57,561 Shares held in the Landy & Landy Employees' Pension Plan of which Mr. Landy is a Trustee with power to vote, (e) 42,000 Shares held in the Eugene W. Landy Charitable Lead Annuity Trust, a charitable trust for which Mr. Landy has power to vote, (f) 100,000 Shares held in the Eugene W. Landy and Gloria Landy Family Foundation, a charitable trust for which Mr. Landy has power to vote, (g) 15,540 Shares held in Windsor Industrial Park Associates for which Mr. Landy has power to vote, and (h) 20,240 Shares held in Juniper Plaza Associates for which Mr. Landy has power to vote.

(7) Includes (a) 37,921 Shares owned with Mr. Samuel Landy's wife, (b) 13,925 Shares in custodial accounts for Mr. Landy's minor children under the NJ Uniform Transfers to Minors Act in which he disclaims any beneficial interest but has power to vote, (c) 6,221 Shares in the Samuel Landy Limited Partnership, and (d) 300,000 Shares issuable upon exercise of stock options. Excludes shares held in the UMH 401(k) Plan. Mr. Landy is a co-trustee of the UMH 401(k) Plan and has shared voting power over the Common Shares held by the UMH 401(k) Plan. He, however, disclaims beneficial ownership of all of the Common Shares held by the UMH 401(k) Plan, except for 42,391 Shares held by the UMH 401(k) Plan for his benefit. See Note 14 below for information regarding Shares held by the UMH 401(k) Plan.

(8) Includes (a) 11,457 Shares owned by Mr. Michael Landy's wife, and (b) and 42,513 Shares in custodial accounts for Mr. Landy's minor children under the NJ Uniform Transfers to Minors Act in which he disclaims any beneficial interest but has power to vote, and (c) 20,000 Shares issuable upon exercise of stock options. Excludes 13,916 Shares held in the UMH 401(k) Plan. See Note 14 below for information regarding Shares held by the UMH 401(k) Plan.

(9) Includes 138,973 Shares held by Mitchell Partners in which Mr. Mitchell has a beneficial interest. In addition to the Common Shares reported Mr. Mitchell also holds 5,000 of the Preferred Shares.

(10) Includes 50,563 Shares owned by Mr. Molke's wife.

(11) Includes (a) 1,000 Shares owned by Ms. Nagelberg's husband, and (b) 5,000 Shares issuable upon exercise of stock options. Excludes 3,202 Shares held in the UMH 401(k) Plan. See Note 14 below for the information regarding Shares held by the UMH 401(k) Plan.

(12) Includes 56,878 Shares held by Rothenberg Investments, Ltd. in which Dr. Rothenberg has a beneficial interest.

(13) Includes 474 Shares held in a custodial account for Mr. Wolgin's minor child under the NJ Uniform Transfers to Minors Act in which he disclaims any beneficial interest but has power to vote. In addition to the Common Shares reported (a) Mr. Wolgin's wife holds 200 of the Preferred Shares and (b) Mr. Wolgin holds 500 of the Preferred Shares.

(14) Includes 187,149 Shares held by the UMH 401(k) Plan. Ms. Anna T. Chew and Mr. Samuel A. Landy have shared voting power but no dispositive power over the Common Shares held by the UMH 401(k) Plan.

Item 13 – Certain Relationships and Related Transactions, and Director Independence

The Company will file its definitive Proxy Statement for its 2013 Annual Meeting of Stockholders within the period required under the applicable rules of the Securities and Exchange Commission. Additional information required by this Item is included under the caption "ELECTION OF DIRECTORS" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" of such Proxy Statement and is incorporated herein by reference.

Certain relationships and related party transactions are incorporated herein by reference to Part IV, Item 15(a)(1)(vi), Note 8 of the Notes to Consolidated Financial Statements – Related Party Transactions.

No director, executive officer, or any immediate family member of such director or executive officer may enter into any transaction or arrangement with the Company without the prior approval of the Board of Directors. The Board of Directors will appoint a Business Judgment Committee consisting of independent directors who are also independent of the transaction or arrangement. This Committee will recommend to the Board of Directors approval or disapproval of the transaction or arrangement. In determining whether to approve such a transaction or arrangement, the Business Judgment Committee will take into account, among other factors, whether the transaction was on terms no less favorable to the Company than terms generally available to third parties and the extent of the executive officer's or director's involvement in such transaction or arrangement. Additionally, the Company's Code of Business Conduct and Ethics, which is found at the Company's website at www.umh.com, provides a method of notifying and reporting in the event of a potential or apparent conflict of interest. Further, to identify related party transactions, the Company submits and requires our directors and executive officers to complete director and officer questionnaires identifying any transactions with the Company in which the director, executive officer or their immediate family members have an interest.

See identification of independent directors under Item 10 and committee members under Item 11.

Item 14 – Principal Accounting Fees and Services

The Company will file its definitive Proxy Statement for its 2013 Annual Meeting of Stockholders within the period required under the applicable rules of the Securities and Exchange Commission. Additional information required by this Item is included under the caption "FEES BILLED BY INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM" of such Proxy Statement and is incorporated herein by reference.

PKF O'Connor Davies served as the Company's independent registered public accounting firm for the years ended December 31, 2012 and 2011. The following are fees billed by and accrued to PKF O'Connor Davies in connection with services rendered:

	2012	2011
Audit Fees	$150,000	$140,500
Audit Related Fees	74,798	38,450
Tax Fees	44,150	40,000
All Other Fees	-0-	-0-
Total Fees	$268,948	$218,950

Audit fees include professional services rendered for the audit of the Company's annual financial statements, management's assessment of internal controls, and reviews of financial statements included in the Company's quarterly reports on Form 10-Q.

Audit related fees include services that are normally provided by the Company's independent auditors in connection with statutory and regulatory filings, such as consents and assistance with and review of documents filed with the Securities and Exchange Commission.

Tax fees include professional services rendered for the preparation of the Company's federal and state corporate tax returns and supporting schedules as may be required by the Internal Revenue Service and applicable state taxing authorities. Tax fees also include other work directly affecting or supporting the payment of taxes, including planning and research of various tax issues.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy for the pre-approval of audit and permitted non-audit services provided by the Company's principal independent registered public accounting firm. The policy requires that all services provided by our principal independent registered public accounting firm to the Company, including audit services, audit-related services, tax services and other services, must be pre-approved by the Committee. The pre-approval requirements do not prohibit day-to-day normal tax consulting services, which matters will not exceed $10,000 in the aggregate.

The Audit Committee has determined that the provision of the non-audit services described above is compatible with maintaining PKF O'Connor Davies' independence.

PART IV

Item 15 – Exhibits, Financial Statement Schedules

(a) (1) The following Financial Statements are filed as part of this report.

(a) (2) The following Financial Statement Schedule is filed as part of this report:

All other schedules are omitted for the reason that they are not required, are not applicable, or the required information is set forth in the consolidated financial statements or notes thereto.

(a) (3) The Exhibits set forth in the following index of Exhibits are filed as part of this Report.

Exhibit No.		Description
(2)		Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession
	2.1	Agreement and Plan of Merger dated as of June 23, 2003. (incorporated by reference from the Company's Definitive Proxy Statement as filed with the Securities and Exchange Commission on July 10, 2003, Registration No. 001-12690).
(3)		Articles of Incorporation and By-Laws
	3.1	Articles of Incorporation of UMH Properties, Inc., a Maryland corporation (incorporated by reference from the Company's Definitive Proxy Statement as filed with the Securities and Exchange Commission on July 10, 2003, Registration No. 001-12690).
	3.2	Bylaws of UMH Properties, Inc. (incorporated by reference from the Company's Definitive Proxy Statement as filed with the Securities and Exchange Commission on July 10, 2003, Registration No. 001-12690).
	3.3	Amendment to Articles of Incorporation (incorporated by reference to the 8-K as filed by the Registrant with the Securities and Exchange Commission on April 3, 2006, Registration No. 001-12690).
	3.4	Amendment to Bylaws (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on January 22, 2008, Registration No. 001-12690).
	3.5	Amendment to Articles of Incorporation (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 26, 2011, Registration No. 001-12690).
	3.6	Articles Supplementary (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 26, 2011, Registration No. 001-12690).
	3.7	Amendment to Articles of Incorporation (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on April 10, 2012, Registration No. 001-12690).
	3.8	Articles Supplementary (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on April 10, 2012, Registration No. 001-12690).
	3.9	Amendment to Articles of Incorporation (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on October 31, 2012, Registration No. 001-12690).
	3.10	Articles Supplementary (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on October 31, 2012, Registration No. 001-12690).

(4) Instruments Defining the Rights of Security Holders, Including Indentures

4.1 Specimen certificate of common stock of UMH Properties, Inc. (incorporated by reference to Exhibit 4.1 to the Form S-3 as filed by the Registrant with the Securities and Exchange Commission on December 21, 2010, Registration No. 333-171338).

4.2 Specimen certificate representing the Series A Preferred Stock of UMH Properties, Inc. (incorporated by reference to Exhibit 4.2 to the Form 8-A12B filed by the Registrant with the Securities and Exchange Commission on February 28, 2012, Registration No. 001-12690).

(10) Material Contracts:

10.1 401(k) Plan Document and Adoption Agreement effective April 1, 1992 (incorporated by reference to the Company's 1992 Form 10-K as filed with the Securities and Exchange Commission on March 9, 1993).

10.2 Employment Agreement with Mr. Eugene W. Landy dated December 14, 1993 (incorporated by reference to the Company's 1993 Form 10-K as filed with the Securities and Exchange Commission on March 28, 1994).

10.3 Amendment to Employment Agreement with Mr. Eugene W. Landy effective January 1, 2004 (incorporated by reference to the Company's 2004 Form 10-K/A as filed with the Securities and Exchange Commission on March 30, 2005, Registration No. 001-12690).

10.4 Second Amendment to Employment Agreement of Eugene W. Landy, dated April 14, 2008 (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on April 16, 2008, Registration No. 001-12690).

10.5 Employment Agreement with Mr. Samuel A. Landy effective January 1, 2012 (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on January 5, 2012, Registration No. 001-12690).

10.6 Amendment to Employment Agreement with Mr. Samuel A. Landy dated January 18, 2012 (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on January 20, 2012, Registration No. 001-12690).

10.7 Employment Agreement with Ms. Anna T. Chew effective January 1, 2012 (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on January 5, 2012, Registration No. 001-12690).

10.8 Employment Agreement with Ms. Allison Nagelberg effective January 1, 2012 (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on January 5, 2012, Registration No. 001-12690).

10.9 Dividend Reinvestment and Stock Purchase Plan (incorporated by reference to the Company's Registration Statement filed on Form S-3D as filed with the Securities and Exchange Commission on July 3, 2012, Registration No. 333-182525).

10.10 UMH Properties, Inc. 2003 Stock Option and Stock Award Plan, as amended and restated (incorporated by reference to the Company's Definitive Proxy Statement (DEF 14A) as filed with the Securities and Exchange Commission on May 6, 2010, Registration No. 001-12690).

10.11 Form of Indemnification Agreement between UMH Properties, Inc. and its Directors and Executive Officers (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on April 23, 2012, Registration No. 001-12690).

Exhibit No.	Description
(14)	Code of Business Conduct and Ethics (incorporated by reference to the Company's 2003 Form 10-K as filed with the Securities and Exchange Commission on March 11, 2004, Registration No. 001-12690).
(21)	Subsidiaries of the Registrant.
(23)	Consent of PKF O'Connor Davies, A Division of O'Connor Davies, LLP.
(31.1)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(99)	Audit Committee Charter, as amended January 16, 2008 (incorporated by reference to the Company's 2011 Definitive Proxy Statement (DEF 14A) as filed with the Securities and Exchange Commission on May 2, 2011, Registration No. 001-12690).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
UMH Properties, Inc.

We have audited the accompanying consolidated balance sheets of UMH Properties, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2)(i). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UMH Properties, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2013 expressed an unqualified opinion thereon.

/s/ PKF O'Connor Davies,
A Division of O'Connor Davies, LLP

New York, New York
March 8, 2013

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 and 2011

-ASSETS-	2012	2011
INVESTMENT PROPERTY AND EQUIPMENT		
Land	$ 22,010,714	$ 17,869,214
Site and Land Improvements	186,474,330	141,336,346
Buildings and Improvements	7,176,980	5,436,622
Rental Homes and Accessories	37,828,031	26,610,360
Total Investment Property	253,490,055	191,252,542
Equipment and Vehicles	9,495,379	8,825,662
Total Investment Property and Equipment	262,985,434	200,078,204
Accumulated Depreciation	(73,270,257)	(66,555,081)
Net Investment Property and Equipment	189,715,177	133,523,123
OTHER ASSETS		
Cash and Cash Equivalents	11,035,824	8,798,023
Securities Available for Sale at Fair Value	57,325,440	43,298,214
Inventory of Manufactured Homes	11,855,080	10,188,747
Notes and Other Receivables, net	22,713,864	21,325,854
Unamortized Financing Costs	1,473,454	1,319,119
Prepaid Expenses	910,875	627,607
Land Development Costs	5,251,501	4,863,849
Total Other Assets	110,566,038	90,421,413
TOTAL ASSETS	$ 300,281,215	$ 223,944,536

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2012 and 2011

- LIABILITIES AND SHAREHOLDERS' EQUITY -	2012	2011
LIABILITIES:		
MORTGAGES PAYABLE	$ 108,871,352	$ 90,282,010
OTHER LIABILITIES:		
Accounts Payable	1,070,021	688,672
Loans Payable	10,441,605	23,949,831
Accrued Liabilities and Deposits	3,609,615	2,246,081
Tenant Security Deposits	1,303,374	900,737
Total Other Liabilities	16,424,615	27,785,321
Total Liabilities	125,295,967	118,067,331
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Series A – 8.25% Cumulative Redeemable Preferred Stock, par value $.10 per share, 3,663,800 and 1,380,000 shares authorized, 3,663,800 and 1,338,800 shares issued and outstanding as of December 31, 2012 and 2011, respectively	91,595,000	33,470,000
Common Stock - $.10 par value per share, 42,000,000 and 28,000,000 shares authorized; 17,111,882 and 15,252,839 shares issued and outstanding as of December 31, 2012 and 2011, respectively	1,711,188	1,525,284
Excess Stock - $.10 par value per share, 3,000,000 shares authorized; no shares issued or outstanding	-0-	-0-
Additional Paid-In Capital	76,110,692	69,088,409
Accumulated Other Comprehensive Income	6,236,161	2,461,305
Accumulated Deficit	(667,793)	(667,793)
Total Shareholders' Equity	174,985,248	105,877,205
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 300,281,215	$ 223,944,536

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	2012	2011	2010
INCOME:			
Rental and Related Income	$ 38,012,231	$ 32,990,219	$ 27,877,470
Sales of Manufactured Homes	8,815,533	6,323,135	6,133,494
Total Income	46,827,764	39,313,354	34,010,964
EXPENSES:			
Community Operating Expenses	20,564,286	17,758,332	14,870,694
Cost of Sales of Manufactured Homes	7,903,678	5,747,963	5,721,977
Selling Expenses	2,152,701	2,104,077	1,718,719
General and Administrative	4,564,272	3,559,824	2,994,849
Stock Compensation Expense	573,244	295,042	101,004
Franchise Taxes	237,000	125,000	150,000
Loss Relating to Flood	-0-	984,701	-0-
Acquisition Costs	862,169	260,463	447,577
Depreciation Expense	7,357,158	5,962,338	4,516,026
Total Expenses	44,214,508	36,797,740	30,520,846
OTHER INCOME (EXPENSE):			
Interest Income	2,027,969	1,991,180	2,817,059
Dividend Income	3,243,592	2,512,057	1,762,609
Gain on Securities Transactions, net	4,092,585	2,692,649	3,931,880
Other Income	643,588	77,375	68,843
Interest Expense	(5,803,172)	(5,744,567)	(5,183,296)
Amortization of Financing Costs	(302,280)	(376,918)	(210,054)
Total Other Income (Expense)	3,902,282	1,151,776	3,187,041
Income Before Gain (Loss) on Sales of Investment Property and Equipment	6,515,538	3,667,390	6,677,159
Gain (Loss) on Sales of Investment Property and Equipment	(41,481)	28,873	(8,244)
NET INCOME	6,474,057	3,696,263	6,668,915
Less: Preferred Dividend	4,724,718	1,656,766	-0-
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS	$ 1,749,339	$ 2,039,497	$ 6,668,915

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	2012	2011	2010
Basic Income Per Share:			
Net Income	$0.40	$0.25	$0.52
Less: Preferred Dividend	(0.29)	(0.11)	-0-
Net Income Attributable to Common Shareholders	$0.11	$0.14	$0.52
Diluted Income Per Share:			
Net Income	$0.40	$0.25	$0.52
Less: Preferred Dividend	(0.29)	(0.11)	-0-
Net Income Attributable to Common Shareholders	$0.11	$0.14	$0.52
Weighted Average Shares Outstanding:			
Basic	16,197,339	14,506,679	12,767,904
Diluted	16,260,225	14,562,018	12,822,644

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

	2012	2011	2010
Net Income	$6,474,057	$3,696,263	$6,668,915
Other Comprehensive Income:			
Unrealized Holding Gains (Losses) Arising During the Period	8,245,236	(1,296,427)	8,167,954
Reclassification Adjustment for Net Gains Realized in Income	(4,092,585)	(2,692,649)	(3,931,880)
Change in Fair Value of Interest Rate Swap Agreements	(377,795)	-0-	-0-
Comprehensive Income (Loss)	10,248,913	(292,813)	10,904,989
Less: Preferred Dividend	(4,724,718)	(1,656,766)	-0-
Comprehensive Income (Loss) Attributable to Common Shareholders	$5,524,195	($1,949,579)	$10,904,989

See Accompanying Notes to the Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 and 2010

	Common Stock Issued		Preferred	Additional Paid-In
	Number	Amount	Stock	Capital
Balance December 31, 2009	12,081,452	$1,208,145	$-0-	$53,217,203
Common Stock Issued with the DRIP*	1,560,173	156,018	-0-	14,010,342
Common Stock Issued through Restricted Stock Awards	60,000	6,000	-0-	(6,000)
Distributions	-0-	-0-	-0-	(2,547,547)
Stock Compensation Expense	-0-	-0-	-0-	101,004
Net Income	-0-	-0-	-0-	-0-
Unrealized Net Holding Gain on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	-0-
Balance December 31, 2010	13,701,625	1,370,163	-0-	64,775,002
Common Stock Issued with the DRIP*	1,467,214	146,721	-0-	13,792,270
Common Stock Issued through Restricted Stock Awards	74,000	7,400	-0-	(7,400)
Common Stock Issued through Stock Options	10,000	1,000	-0-	74,600
Preferred Stock Issued through Direct Placement	-0-	-0-	33,470,000	(1,615,672)
Distributions	-0-	-0-	-0-	(8,225,433)
Stock Compensation Expense	-0-	-0-	-0-	295,042
Net Income	-0-	-0-	-0-	-0-
Unrealized Net Holding Gain on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	-0-
Balance December 31, 2011	15,252,839	1,525,284	33,470,000	69,088,409
Common Stock Issued with the DRIP*	1,780,043	178,004	-0-	17,880,034
Common Stock Issued through Restricted Stock Awards	75,000	7,500	-0-	(7,500)
Common Stock Issued through Stock Options	4,000	400	-0-	29,840
Preferred Stock Issued through Underwritten Public Offering , net	-0-	-0-	26,875,000	(1,172,782)
Preferred Stock Issued through Direct Placement, net	-0-	-0-	31,250,000	(699,705)
Distributions	-0-	-0-	-0-	(9,580,848)
Stock Compensation Expense	-0-	-0-	-0-	573,244
Net Income	-0-	-0-	-0-	-0-
Unrealized Net Holding Gain on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	-0-
Interest Rate Swaps	-0-	-0-	-0-	-0-
Balance December 31, 2012	17,111,882	$1,711,188	$91,595,000	$76,110,692

**Dividend Reinvestment and Stock Purchase Plan*

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY, CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 and 2010

	Accumulated Other Comprehensive Income (Loss)	Undistributed Income (Accumulated Deficit)	Total Shareholders' Equity
Balance December 31, 2009	$2,214,307	$(667,793)	55,971,862
Common Stock Issued with the DRIP*	-0-	-0-	14,166,360
Common Stock Issued through Restricted Stock Awards	-0-	-0-	-0-
Distributions	-0-	(6,668,915)	(9,216,462)
Stock Compensation Expense	-0-	-0-	101,004
Net Income	-0-	6,668,915	6,668,915
Unrealized Net Holding Gain on Securities Available for Sale Net of Reclassification Adjustment	4,236,074	-0-	4,236,074
Balance December 31, 2010	6,450,381	(667,793)	71,927,753
Common Stock Issued with the DRIP*	-0-	-0-	13,938,991
Common Stock Issued through Restricted Stock Awards	-0-	-0-	-0-
Common Stock Issued through Stock Options	-0-	-0-	75,600
Preferred Stock Issued through Direct Placement	-0-	-0-	31,854,328
Distributions	-0-	(3,696,263)	(11,921,696)
Stock Compensation Expense	-0-	-0-	295,042
Net Income	-0-	3,696,263	3,696,263
Unrealized Net Holding Gain on Securities Available for Sale Net of Reclassification Adjustment	(3,989,076)	-0-	(3,989,076)
Balance December 31, 2011	2,461,305	(667,793)	105,877,205
Common Stock Issued with the DRIP*	-0-	-0-	18,058,038
Common Stock Issued through Restricted Stock Awards	-0-	-0-	-0-
Common Stock Issued through Stock Options	-0-	-0-	30,240
Preferred Stock Issued through Underwritten Public Offering, net	-0-	-0-	25,702,218
Preferred Stock Issued through Direct Placement, net	-0-	-0-	30,550,295
Distributions	-0-	(6,474,057)	(16,054,905)
Stock Compensation Expense	-0-	-0-	573,244
Net Income	-0-	6,474,057	6,474,057
Unrealized Net Holding Gain on Securities Available for Sale Net of Reclassification Adjustment	4,152,651	-0-	4,152,651
Interest Rate Swaps	(377,795)	-0-	(377,795)
Balance December 31, 2012	$6,236,161	$(667,793)	$174,985,248

**Dividend Reinvestment and Stock Purchase Plan.*

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 and 2010

	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 6,474,057	$ 3,696,263	$ 6,668,915
Non-Cash Adjustments:			
Depreciation	7,357,158	5,962,338	4,516,026
Amortization of Financing Costs	302,280	376,918	210,054
Stock Compensation Expense	573,244	295,042	101,004
Provision for Uncollectible Notes and Other Receivables	745,993	461,668	471,815
Gain on Securities Transactions, net	(4,092,585)	(2,692,649)	(3,931,880)
(Gain) Loss on Sales of Investment Property & Equipment	41,481	(28,873)	8,244
Changes in Operating Assets and Liabilities -			
Inventory of Manufactured Homes	(1,666,333)	385,493	(2,558,030)
Notes and Other Receivables	(2,134,003)	(188,442)	298,247
Prepaid Expenses	(283,268)	108,466	(87,778)
Accounts Payable	381,349	(59,805)	438,312
Accrued Liabilities and Deposits	985,739	(23,811)	95,476
Tenant Security Deposits	402,637	118,284	251,346
Net Cash Provided by Operating Activities	9,087,749	8,410,892	6,481,751
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of Manufactured Home Communities	(47,600,000)	(17,500,000)	(37,279,400)
Purchase of Investment Property and Equipment	(16,975,016)	(6,846,921)	(7,944,034)
Proceeds from Sales of Investment Property and Equipment	1,069,516	709,234	329,567
Additions to Land Development Costs	(472,845)	(290,177)	(235,106)
Purchase of Securities Available for Sale	(21,941,884)	(21,100,859)	(6,019,906)
Proceeds from Sales of Securities Available for Sale	16,159,894	5,263,695	17,254,660
Net Cash Used by Investing Activities	(69,760,335)	(39,765,028)	(33,894,219)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from Mortgages	28,154,660	25,020,000	22,478,250
Net Proceeds from Short-Term Borrowings	-0-	1,713,668	3,571,123
Principal Payments of Mortgages and Loans	(23,073,544)	(25,553,767)	(1,981,423)
Financing Costs on Debt	(456,615)	(635,985)	(464,145)
Proceeds from Issuance of Common Stock, net of reinvestments	16,667,139	12,310,484	12,791,029
Proceeds from Issuance of Preferred Stock, net of offering costs	56,996,101	31,854,328	-0-
Proceeds from Exercise of Stock Options	30,240	75,600	-0-
Preferred Dividends Paid	(5,068,697)	(1,426,659)	-0-
Common Dividends Paid, net of Reinvestments	(10,338,897)	(8,866,530)	(7,841,131)
Net Cash Provided by Financing Activities	62,910,387	34,491,139	28,553,703
Net Increase In Cash and Cash Equivalents	2,237,801	3,137,003	1,141,235
Cash and Cash Equivalents at Beginning of Year	8,798,023	5,661,020	4,519,785
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 11,035,824	$ 8,798,023	$ 5,661,020

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012 and 2011

NOTE 1 – ORGANIZATION

UMH Properties, Inc. (the Company) operates as a real estate investment trust (REIT) deriving its income primarily from real estate rental operations. As of December 31, 2012, the Company owns and operates fifty-seven manufactured home communities containing approximately 10,600 developed sites. The communities are located in New Jersey, New York, Ohio, Pennsylvania, Tennessee and Indiana. The Company, through its wholly-owned taxable subsidiary, UMH Sales and Finance, Inc. (S&F), conducts manufactured home sales in its communities. Inherent in the operation of manufactured home communities is site vacancies. S&F was established to fill these vacancies and potentially enhance the value of the communities. The Company also owns a portfolio of investment securities.

On March 1, 2013, the Company acquired 10 manufactured home communities for approximately $67.5 million. These 10 all-age communities total 1,854 sites and are situated on approximately 400 acres. There are five communities located in Indiana, four communities located in Pennsylvania, and one community located in Michigan. The average occupancy for these communities is approximately 85%. With this purchase, UMH currently owns sixty-seven manufactured home communities consisting of approximately 12,500 developed sites.

The Company was incorporated in the state of New Jersey in 1968. On September 29, 2003, the Company changed its state of incorporation from New Jersey to Maryland.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Business

As of December 31, 2012, the Company owns and operates fifty-seven manufactured home communities containing approximately 10,600 developed sites. These communities are located in New Jersey, New York, Ohio, Pennsylvania, Tennessee and Indiana.

These manufactured home communities are listed by trade names as follows:

MANUFACTURED HOME COMMUNITY	LOCATION
Allentown	Memphis, Tennessee
Brookside Village	Berwick, Pennsylvania
Brookview Village	Greenfield Center, New York
Carsons	Chambersburg, Pennsylvania
Cedarcrest	Vineland, New Jersey
Chambersburg I & II	Chambersburg, Pennsylvania
Chelsea	Sayre, Pennsylvania
City View	Lewistown, Pennsylvania
Clinton Mobile Home Resort	Tiffin, Ohio
Collingwood	Horseheads, New York
Colonial Heights	Wintersville, Ohio
Countryside Village	Columbia, Tennessee
Countryside Estates	Muncie, Indiana
Cranberry Village	Cranberry Township, Pennsylvania
Crestview	Athens, Pennsylvania
Cross Keys Village	Duncansville, Pennsylvania
D & R Village	Clifton Park, New York
Fairview Manor	Millville, New Jersey
Forest Park Village	Cranberry Township, Pennsylvania

MANUFACTURED HOME COMMUNITY	LOCATION
Frieden Manor	Schuylkill Haven, Pennsylvania
Green Acres	Chambersburg, Pennsylvania
Heather Highlands	Inkerman, Pennsylvania
Highland Estates	Kutztown, Pennsylvania
Kinnebrook	Monticello, New York
Lake Sherman Village	Navarre, Ohio
Laurel Woods	Cresson, Pennsylvania
Maple Manor	Taylor, Pennsylvania
Meadowood	New Middletown, Ohio
Memphis Mobile City	Memphis, Tennessee
Monroe Valley	Jonestown, Pennsylvania
Moosic Heights	Avoca, Pennsylvania
Mountaintop	Narvon, Pennsylvania
Oakwood Lake Village	Tunkhannock, Pennsylvania
Olmsted Falls	Olmsted Falls, Ohio
Oxford Village	West Grove, Pennsylvania
Pine Ridge Village/Pine Manor	Carlisle, Pennsylvania
Pine Valley Estates	Apollo, Pennsylvania
Pleasant View Estates	Bloomsburg, Pennsylvania
Port Royal Village	Belle Vernon, Pennsylvania
River Valley Estates	Marion, Ohio
Sandy Valley Estates	Magnolia, Ohio
Shady Hills	Nashville, Tennessee
Somerset Estates/Whispering Pines	Somerset, Pennsylvania
Southern Terrace	Columbiana, Ohio
Southwind Village	Jackson, New Jersey
Spreading Oaks Village	Athens, Ohio
Suburban Estates	Greensburg, Pennsylvania
Sunny Acres	Somerset, Pennsylvania
Trailmont	Goodlettsville, Tennessee
Twin Oaks I & II	Olmsted Falls, Ohio
Valley View I	Ephrata, Pennsylvania
Valley View II	Ephrata, Pennsylvania
Waterfalls Village	Hamburg, New York
Weatherly Estates	Lebanon, Tennessee
Woodland Manor	West Monroe, New York
Woodlawn Village	Eatontown, New Jersey
Wood Valley	Caledonia, Ohio

Basis of Presentation

The Company prepares its financial statements under the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's subsidiaries are all 100% wholly-owned. The consolidated financial statements of the Company include all of these subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The Company does not have a majority or minority interest in any other company, either consolidated or unconsolidated.

Use of Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as contingent assets and liabilities as of the dates of the consolidated balance sheets and revenue and expenses for the years then ended. These estimates and assumptions include the allowance for doubtful accounts, valuation of inventory, depreciation, valuation of securities, reserves and accruals, and stock compensation expense. Actual results could differ significantly from these estimates and assumptions.

Investment Property and Equipment and Depreciation

Property and equipment are carried at cost. Depreciation for Sites and Building (15 to 27.5 years) is computed principally on the straight-line method over the estimated useful lives of the assets. Depreciation of Improvements to Sites and Buildings, Rental Homes and Equipment and Vehicles (3 to 27.5 years) is computed principally on the straight-line method. Land Development Costs are not depreciated until they are put in use, at which time they are capitalized as Sites and Land Improvements. Interest Expense pertaining to Land Development Costs are capitalized. Maintenance and Repairs are charged to expense as incurred and improvements are capitalized. The costs and related accumulated depreciation of property sold or otherwise disposed of are removed from the accounts and any gain or loss is reflected in the current year's results of operations.

The Company applies Financial Accounting Standards Board Accounting Standards Codification (ASC) 360-10, Property, Plant & Equipment (ASC 360-10) to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than the carrying value under its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

The Company conducted a comprehensive review of all real estate asset classes in accordance with ASC 360-10-35-21. The process entailed the analysis of property for instances where the net book value exceeded the estimated fair value. The Company utilizes the experience and knowledge of its internal valuation team to derive certain assumptions used to determine an operating property's cash flow. Such assumptions include lease-up rates, rental rates, rental growth rates, and capital expenditures. The Company reviewed its operating properties in light of the requirements of ASC 360-10 and determined that, as of December 31, 2012, the undiscounted cash flows over the holding period for these properties were in excess of their carrying values and, therefore, no impairment charges were required.

Acquisitions

The Company accounts for acquisitions in accordance with Accounting Standards Codification (ASC) 805, Business Combinations (ASC 805). ASC 805 requires that transaction costs, such as broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, related to acquisitions be expensed as incurred.

Upon acquisition of a property, the Company allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, site and land improvements, buildings and improvements and rental homes. The Company allocates the purchase price of an acquired property generally determined by third-party appraisal of the property obtained in conjunction with the purchase.

Cash and Cash Equivalents

Cash and cash equivalents include bank repurchase agreements with original maturities of 90 days or less. The Company maintains its cash in bank accounts in amounts that may exceed federally insured limits. The Company has not experienced any losses in these accounts in the past. The fair value of cash and cash equivalents approximates their current carrying amounts since all such items are short-term in nature.

Securities Available for Sale

Investments in non-real estate assets consist of marketable securities of other REIT's, which are composed of common and preferred stock. These securities are all publicly-traded and purchased on the open market, through private transactions or through dividend reinvestment plans. These securities are classified among three categories: held-to-maturity, trading and available-for-sale. As of December 31, 2012 and 2011, the Company's securities are all classified as available-for-sale and are carried at fair value based upon quoted market prices. Gains or losses on the sale of securities are based on identifiable cost and are accounted for on a trade date basis. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of Shareholders' Equity until realized. The changes in unrealized net holding gains are reflected as comprehensive income.

The Company individually reviews and evaluates our marketable securities for impairment on a quarterly basis or when events or circumstances occur. The Company considers, among other things, credit aspects of the issuer, amount of decline in fair value over cost and length of time in a continuous loss position. The Company has developed a general policy of evaluating whether an unrealized loss is other than temporary. On a quarterly basis, the Company makes an initial review of every individual security in its portfolio. If the security is impaired, the Company first determines our intent and ability to hold this investment for a period of time sufficient to allow for any anticipated recovery in market value. Next, the Company determines the length of time and the extent of the impairment. Barring other factors, including the downgrading of the security or the cessation of dividends, if the fair value of the security is below cost by less than 20% for less than 6 months and the Company has the intent and ability to hold the security, the security is deemed to not be other than temporarily impaired. Otherwise, the Company reviews additional information to determine whether the impairment is other than temporary. The Company discusses and analyzes any relevant information known about the security, such as:

a. Whether the decline is attributable to adverse conditions related to the security or to specific conditions in an industry or in a geographic area.
b. Any downgrading of the security by a rating agency.
c. Whether the financial condition of the issuer has deteriorated.
d. Status of dividends – Whether dividends have been reduced or eliminated, or scheduled interest payments have not been made.
e. Analysis of the underlying assets (including NAV analysis) using independent analysis or recent transactions.

The Company normally holds REIT securities long term and has the ability and intent to hold securities to recovery. If a decline in fair value is determined to be other than temporary, an impairment charge is recognized in earnings and the cost basis of the individual security is written down to fair value as the new cost basis.

Inventory of Manufactured Homes

Inventory of manufactured homes is valued at the lower of cost or market value and is determined by the specific identification method. All inventory is considered finished goods.

Accounts, Notes and Other Receivables

The Company's accounts, notes and other receivables are stated at their outstanding balance reduced by an allowance for uncollectible accounts. The Company evaluates the recoverability of its receivables whenever events occur or there are changes in circumstances such that management believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan or lease agreements. The collectibility of loans is measured based on the present value of the expected future cash flow discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. Total notes receivables at December 31, 2012 and 2011 was $21,941,912 and $19,687,511, respectively. At December 31, 2012 and 2011, the reserves for uncollectible accounts, notes and other receivables were $937,995 and $812,521, respectively. For the years ended December 31, 2012, 2011 and 2010, the provisions for uncollectible notes and other receivables were $745,993, $461,668 and $471,815, respectively. Charge-offs and other adjustments related to repossessed homes for the years ended December 31, 2012, 2011 and 2010 amounted to $620,519, $522,841 and $837,530, respectively.

The Company's notes receivable primarily consists of installment loans collateralized by manufactured homes with principal and interest payable monthly. The average interest rate on these loans is approximately 10%. The average maturity is approximately 10 years.

Unamortized Financing Costs

Costs incurred in connection with obtaining mortgages and other financings and refinancings are deferred and are amortized on a straight-line basis over the term of the related obligations, which is not materially different than the effective interest method. Unamortized costs are charged to expense upon prepayment of the obligation. As of December 31, 2012 and 2011, accumulated amortization amounted to $818,120 and $702,460, respectively. The Company estimates that aggregate amortization expense will be approximately $260,000 for 2013, $227,000 for 2014, $221,000 for 2015, $221,000 for 2016 and $159,000 for 2017.

Derivative Instruments and Hedging Activities

In the normal course of business, the Company is exposed to financial market risks, including interest rate risk on our variable rate debt. We attempt to limit these risks by following established risk management policies, procedures and strategies, including the use of derivative financial instruments. The Company's primary strategy in entering into derivative contracts is to minimize the variability that changes in interest rates could have on its future cash flows. The Company generally employs derivative instruments that effectively convert a portion of its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes. The Company had entered into various interest rate swap agreements that had the effect of fixing interest rates relative to specific mortgage loans.

During 2012, the Company entered into two interest rate swap agreements that have the effect of fixing interest rates relative to specific mortgage loans as follows:

Mortgage	Due Date	Mortgage Interest Rate	Effective Fixed Rate	Balance 12/30/12
Allentown/Clinton	2/1/2017	LIBOR + 3.25%	4.39%	$11,112,757
Various – 11 properties	8/1/2017	LIBOR + 3.00%	3.89%	$13,612,847

The Company's interest rate swap agreements are based upon 30-day LIBOR. The re-pricing and scheduled maturity dates, payment dates, index and the notional amounts of the interest rate swap agreements coincide with those of the underlying mortgage. The interest rate swap agreements are net settled monthly. The Company has designated these derivatives as cash flow hedges and have recorded the fair value on the balance sheet in accordance with ASC 815, Derivatives and Hedging (See Note 14 for information on the determination of fair value). The effective portion of the gain or loss on these hedges will be reported as a component of Accumulated Other Comprehensive Income in our Consolidated Balance Sheets. To the extent that the hedging relationships are not effective or do not qualify as cash flow hedges, the ineffective portion is recorded in interest expense. Hedges that received designated hedge accounting treatment are evaluated for effectiveness at the time that they are designated as well as through the hedging period. As of December 31, 2012, the Company has determined that these interest rate swap agreements are highly effective as cash flow hedges. As a result, the fair value of these derivatives of $(377,795) was recorded as a component of Accumulated Other Comprehensive Income, with the corresponding liability included in Accrued Liabilities and Deposits.

Revenue Recognition

The Company derives its income primarily from the rental of manufactured home sites. The Company also owns approximately 1,130 rental units which are rented to residents. Rental and related income is recognized on the accrual basis over the term of the lease, which is typically one year or less.

Sale of manufactured homes is recognized on the full accrual basis when certain criteria are met. These criteria include the following: (a) initial and continuing payment by the buyer must be adequate: (b) the receivable, if any, is not subject to future subordination; (c) the benefits and risks of ownership are substantially transferred to the buyer; and (d) the Company does not have a substantial continued involvement with the home after the sale. Alternatively, when the foregoing criteria are not met, the Company recognizes gains by the installment method. Interest income on loans receivable is not accrued when, in the opinion of management, the collection of such interest appears doubtful.

Net Income Per Share

Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period (16,197,339, 14,506,679 and 12,767,904 in 2012, 2011 and 2010, respectively). Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding plus the weighted-average number of net shares that would be issued upon exercise of stock options pursuant to the treasury stock method (16,260,225, 14,562,018 and 12,822,644 in 2012, 2011 and 2010, respectively) (See Note 6). Options in the amount of 62,886, 55,339 and 54,740 for 2012, 2011 and 2010, respectively, are included in the diluted weighted average shares outstanding. As of December 31, 2012, 2011 and 2010, options to purchase 586,000, 547,000 and 518,000 shares, respectively, were antidilutive.

Stock Compensation Plan

The Company accounts for awards of stock options and restricted stock in accordance with ASC 718-10, Compensation-Stock Compensation. ASC 718-10 requires that compensation cost for all stock awards be calculated and amortized over the service period (generally equal to the vesting period). The compensation cost for stock option grants is determined using option pricing models, intended to estimate the fair value of the awards at the grant date less estimated forfeitures. The compensation expense for restricted stock is recognized based on the fair value of the restricted stock awards less estimated forfeitures. The fair value of restricted stock awards is equal to the fair value of the Company's stock on the grant date. Compensation costs of $573,244, $295,042 and $101,004 have been recognized in 2012, 2011 and 2010, respectively. During 2012, compensation costs included a one-time charge of $123,490 for restricted stock grants awarded to one participant who is of retirement age and therefore the entire amount of measured compensation cost has been recognized at grant date. Included in Note 6 to these consolidated financial statements are the assumptions and methodology used to calculate the fair value of stock options and restricted stock awards.

Income Tax

The Company has elected to be taxed as a REIT under the applicable provisions of Sections 856 to 860 of the Internal Revenue Code. Under such provisions, the Company will not be taxed on that portion of its income which is distributed to shareholders, provided it distributes at least 90% of its taxable income, has at least 75% of its assets in real estate investments and meets certain other requirements for qualification as a REIT. The Company is subject to franchise taxes in some of the states in which the Company owns property.

The Company follows the provisions of ASC Topic 740, Income Taxes, that, among other things, defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on its evaluation, the Company determined that it has no uncertain tax positions and no unrecognized tax benefits as of December 31, 2012. The Company records interest and penalties relating to unrecognized tax benefits, if any, as interest expense. As of December 31, 2012, the tax years 2008 through and including 2012 remain open to examination by the Internal Revenue Service. There are currently no federal tax examinations in progress.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) consists of the change in unrealized gains or losses on securities available for sale and the change in the fair value of derivatives. Comprehensive income is presented in the consolidated statements of shareholders' equity and comprehensive income.

Reclassifications

Certain amounts in the financial statements for the prior year have been reclassified to conform to the financial statement presentation for the current year.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The pronouncement was issued to provide a uniform framework for fair value measurements and related disclosures between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on our financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. The provisions of ASU 2011-12 indefinitely defer portions of ASU 2011-05 related to the presentation of reclassifications of items out of accumulated other comprehensive income. The adoption of ASU 2011-05 and ASU 2011-12 did not have a material impact on our financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This ASU is effective prospectively, for annual and interim periods, beginning on or after December 15, 2012. The adoption of ASU 2013-02 will not have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3 – INVESTMENT PROPERTY AND EQUIPMENT

Acquisitions in 2012

On January 12, 2012, the Company acquired Countryside Estates, a 90-site manufactured home community from an unrelated entity, situated on approximately 64 acres, located in Muncie, Indiana, for a purchase price of $2,100,000. This community was originally licensed for over 200 sites and is being built in phases. Upon completion, it will ultimately be approximately 205 sites. At acquisition, the occupancy for this community was 79%. The Company used proceeds from the preferred stock offering to finance this acquisition.

On July 26, 2012, the Company acquired Meadowood, a 123-site manufactured home community from an unrelated entity, situated on approximately 20 acres, located in New Middletown, Ohio, for a purchase price of $3,400,000. At acquisition, the occupancy for this community was 88%. The Company used proceeds from the preferred stock offering to finance this acquisition.

On August 1, 2012, the Company completed the acquisition of eleven manufactured home communities from ARCPA Properties LLC and ARCML06 LLC, both unrelated entities of the Company, for an aggregate purchase price of $28,250,000. These communities total 968 sites on 200 acres, ten in Pennsylvania and one in New York. The communities are Carsons, Chambersburg I & II, Chelsea, Collingwood, Crestview, Frieden Manor, Green Acres, Monroe Valley, Mountaintop, Valley View Ephrata I and Valley View Ephrata II. The average occupancy for these communities is approximately 92%. The Company obtained a $13,980,000 mortgage on the eleven property transaction from Sun National Bank, borrowed $6,200,000 on its margin line, and paid the remaining amount in cash.

On September 12, 2012, the Company acquired two manufactured home communities, Colonial Heights and Southern Terrace from an unrelated entity, both located in Ohio for a total purchase price of $5,900,000. These two communities total 280 sites situated on approximately 62 acres. At acquisition, the average occupancy for these communities was approximately 89%. The Company used proceeds from the preferred stock offering to finance this acquisition.

On December 3, 2012, the Company acquired Twin Oaks from an unrelated entity, a 141-site manufactured home community situated on approximately 21 acres, located in Olmsted Falls, Ohio, for a purchase price of $4,350,000. At acquisition, the occupancy for this community was 89%. The Company assumed a $2,774,660 mortgage from Fannie Mae. This mortgage is at a fixed interest rate of 5.75% and matures on December 1, 2019.

On December 19, 2012, the Company acquired Olmsted Falls from an unrelated entity, a 125-site manufactured home community situated on approximately 14 acres, located in Olmsted Falls, Ohio, for a purchase price of $3,600,000. At acquisition, the occupancy for this community was 96%. The Company used proceeds from the preferred stock offering to finance this acquisition.

Acquisitions in 2011

On June 29, 2011, the Company acquired three manufactured home communities from ARCPA Properties, LLC, an unrelated entity, for a total purchase price of $13,300,000. The purchase price also included rental homes and equipment. These three all-age communities, Countryside Village in Columbia, Tennessee, Shady Hills in Nashville, Tennessee, and Trailmont in Goodlettsville, Tennessee, total 693 developed sites situated on 209 acres. At acquisition, the average occupancy for these communities was approximately 73%. The Company used proceeds from the preferred stock offering to finance this acquisition.

On October 28, 2011, the Company acquired Clinton Mobile Home Resort from an unrelated entity, for a total purchase price of $3,450,000. This 55 and older community, located in Tiffin, Ohio, has a total of 116 developed sites situated on 24 acres. At acquisition, the occupancy for this community was 98%. The Company used proceeds from the preferred stock offering to finance this acquisition.

On December 14, 2011, the Company acquired City View from an unrelated entity, for a total purchase price of $750,000. This all-age community, located in Lewistown, Pennsylvania, has a total of 59 developed sites situated on 22 acres. At acquisition, the occupancy for this community was 75%. The Company used proceeds from the preferred stock offering to finance this acquisition.

See Note 17 for the Unaudited Pro Forma Financial Information relating to these acquisitions.

Accounting Standards Codification (ASC) 805-10, Business Combinations, requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at "full fair value". Accordingly, acquisition costs incurred, which would have previously been capitalized, are expensed currently. The Company has recognized $862,169, $260,463 and $447,577 in professional fees and other acquisition costs in our results of operations for the years ended December 31, 2012, 2011 and 2010, respectively.

Other

Many oil and gas companies compete for the opportunity to drill for oil and gas. Successful bidders pay an upfront purchase price ("bonus payment"). On May 23, 2012, the Company received a bonus payment of $499,471 at one of its communities, which has been recorded as Other Income. This amount is not refundable and has been earned since the Company has no further obligation relating to it. In addition to this upfront bonus payment, the Company entered into an agreement ("Lease") whereby the oil and gas company may remove the oil and gas from the property, provided that it pays the Company a 20% fee ("royalty") based on the amount of the oil and gas removed. The initial term of the Lease is for five years, with an option to extend for an additional five years under the same terms and conditions as contained in the original lease.

Accumulated Depreciation

The following is a summary of accumulated depreciation by major classes of assets:

	December 31, 2012	December 31, 2011
Site and Land Improvements	$ 56,262,656	$ 50,997,031
Buildings and Improvements	2,685,623	2,505,536
Rental Homes and Accessories	6,710,323	5,491,526
Equipment and Vehicles	7,611,655	7,560,988
Total Accumulated Depreciation	$ 73,270,257	$ 66,555,081

NOTE 4 – SECURITIES AVAILABLE FOR SALE

The Company's securities available for sale consist of common and preferred stock of other REITs. The Company does not own more than 10% of the outstanding shares of any of these securities, nor does it have controlling financial interest.

As of December 31, 2012 and 2011, the Company's securities are all classified as available-for-sale. See Note 14 for Fair Value Measurements.

The following is a listing of securities available for sale at December 31, 2012:

	Series	Interest Rate	Number Of Shares	Cost	Market Value
Equity Securities:					
Preferred Stock:					
American Land Lease, Inc.	A	7.750%	46,200	$ 397,547	$ 1,113,420
Ashford Hospitality Trust	E	9.000%	21,600	540,021	578,880
Ashford Hospitality Trust	A	8.550%	10,000	251,205	252,500
Campus Crest	A	8.000%	10,000	250,000	259,200
CapLease Inc.	A	8.125%	14,000	293,473	350,700
CapLease Inc.	B	8.375%	48,000	1,200,752	1,257,120
CBL & Associates Properties	D	7.375%	3,000	68,126	75,150
Cedar Realty Trust Inc.	A	8.875%	2,268	56,976	57,403
Cedar Realty Trust Inc.	B	7.250%	20,370	483,594	498,054
Chesapeake Lodging	A	7.750%	20,000	500,000	529,000
Corporate Office Properties Trust	L	7.375%	20,000	502,800	502,800
Cousins Properties	B	7.500%	3,500	82,146	87,570
Digital Realty Trust Inc.	E	7.000%	4,000	100,000	106,680
Dupont Fabros Technology, Inc.	A	7.875%	26,412	657,703	703,877

	Series	Interest Rate	Number Of Shares	Cost	Market Value
Dupont Fabros Technology, Inc.	B	7.625%	20,000	500,000	531,380
EPR Properties	F	6.625%	10,000	250,000	246,000
Commonwealth REIT	D	6.500%	35,000	431,643	807,800
Istar Financial, Inc.	I	7.500%	10,500	190,597	228,375
Istar Financial, Inc.	D	8.000%	1,500	30,756	33,495
Istar Financial, Inc.	E	7.875%	11,000	203,221	243,430
Kilroy Realty Corp	G	6.875%	20,000	500,000	518,200
Kite Realty Group Trust	A	8.250%	62,000	1,527,328	1,590,300
Lasalle Hotel Properties	H	7.500%	32,000	784,172	824,000
Lexington Realty Trust	C	6.500%	6,000	247,860	284,701
Lexington Realty Trust	D	7.750%	1,500	36,329	37,650
MPG Office Trust, Inc.	A	7.625%	12,000	13,560	253,200
Parkway Properties, Inc.	D	8.000%	13,400	331,241	335,243
Pennsylvania Real Estate Trust	A	8.250%	94,000	2,350,885	2,470,320
Pennsylvania Real Estate Trust	B	7.375%	40,000	1,000,000	1,010,940
Retail Properties of America	A	7.000%	10,000	250,000	246,500
Stag Industrial, Inc.	A	9.000%	9,000	224,885	242,595
Summit Hotel Properties, Inc	B	7.875%	20,000	500,000	506,200
Sun Communities, Inc.	A	7.125%	20,000	500,000	501,998
Terreno Realty Corporation	A	7.750%	20,000	500,000	518,600
Urstadt Biddle	F	7.125%	15,000	375,000	389,370
Vornado Realty Trust	D	7.875%	4,000	96,112	108,319
Total Preferred Stock				$16,227,932	$18,300,970
Common Stock:					
Getty Realty Corp.			135,700	$ 2,833,601	$2,450,742
Gladstone Commercial Corporation			80,500	1,404,133	1,444,975
Government Properties Income Trust			30,000	681,529	719,100
Commonwealth REIT			300,000	5,523,942	4,752,000
Mack-Cali Realty Group			40,000	1,103,392	1,044,400
Medical Properties Trust Inc			67,000	630,427	801,320
Monmouth Real Estate Investment Corporation (1)			1,767,147	14,521,198	18,307,641
Nobility Homes			20,000	158,200	98,000
Omega Healthcare REIT Investors			45,000	746,936	1,073,250
One Liberty Properties, Inc.			30,000	446,025	608,700
Parkway Properties, Inc.			10,000	134,799	139,900
Pennsylvania Real Estate Investment Trust			140,000	1,460,129	2,469,600
Select Income Real Estate Investment Trust			132,387	3,204,612	3,279,226
Senior Housing Properties Trust			60,000	1,291,280	1,418,400
Urstadt Biddle Properties Incorporated			21,200	343,350	417,216
Total Common Stock				34,483,553	39,024,470
Total Securities Available for Sale				$ 50,711,485	$ 57,325,440

(1) Related entity – See Note 8.

The following is a listing of securities available for sale at December 31, 2011:

	Series	Interest Rate	Number of Shares	Cost	Market Value
Equity Securities:					
Preferred Stock:					
American Land Lease, Inc.	A	7.750%	46,200	$ 397,547	$ 1,004,850
Ashford Hospitality Trust	E	9.000%	24,000	600,063	584,400
Ashford Hospitality Trust	A	8.550%	10,000	251,205	242,700
CapLease Inc.	A	8.125%	14,000	293,473	336,420
CBL & Associates Properties	D	7.375%	3,000	68,126	71,040
CBL & Associates Properties	C	7.750%	15,000	359,011	373,350
Cogdell Spencer	A	8.500%	30,200	752,642	764,060
Commonwealth REIT	D	6.500%	55,000	630,698	1,115,950
Cousins Properties	B	7.500%	3,500	82,146	84,630
Developers Diversified Realty Corporation	I	7.500%	4,000	43,755	98,120
Digital Realty Trust Inc.	E	7.000%	4,000	100,000	102,400
Dupont Fabros Technology, Inc.	A	7.875%	26,412	657,703	663,205
Entertainment Properties REIT	D	7.375%	1,000	24,636	24,940
Equity Lifestyle Properties, Inc.	A	8.034%	22,500	562,390	569,475
iStar Financial Inc.	I	7.500%	10,500	190,597	145,740
iStar Financial Inc.	D	8.000%	1,500	30,756	22,785
iStar Financial Inc.	E	7.875%	11,000	203,221	159,060
Kite Realty Group Trust	A	8.250%	63,000	1,552,348	1,459,080
LaSalle Hotel Properties	H	7.500%	32,000	784,172	783,360
LaSalle Hotel Properties	D	7.500%	3,797	95,034	91,318
Lexington Realty Trust	B	8.050%	25,000	502,222	623,750
Lexington Realty Trust	C	6.500%	6,000	247,860	251,940
Lexington Realty Trust	D	7.550%	1,500	36,329	36,442
MPG Office Trust, Inc.	A	7.625%	12,000	13,560	149,880
Parkway Properties, Inc.	D	8.000%	13,400	331,241	310,344
STAG Industrial, Inc.	A	9.000%	9,000	224,885	225,450
Vornado Realty Trust	D	7.875%	4,000	96,111	109,920
Total Preferred Stock				9,131,731	10,404,609
Common Stock:					
Commonwealth REIT			140,000	2,942,699	2,329,600
Getty Realty Corp.			105,700	2,370,708	1,474,515
Gladstone Commercial Corporation			60,000	1,041,990	1,053,000
Monmouth Real Estate Investment Corporation (1)			1,726,254	14,111,176	15,795,213
Nobility Homes, Inc.			20,000	158,200	104,000
Omega Healthcare REIT Investors			45,000	746,936	870,750
One Liberty Properties, Inc.			30,000	446,025	495,000
Pennsylvania Real Estate Investment Trust			455,000	4,542,158	4,750,200
ProLogis			22,320	537,572	638,129
Stag Industrial Inc.			337,500	3,945,136	3,871,125
Sun Communities, Inc.			30,900	519,228	1,128,777
Urstadt Biddle Properties Incorporated			21,200	343,350	383,296
Total Common Stock				31,705,178	32,893,605
Total Securities Available for Sale				$ 40,836,909	$ 43,298,214

(1) Related entity – See Note 8.

As of December 31, 2012, the Company had 6 securities that were temporarily impaired. The Company considers many factors in determining whether a security is other than temporarily impaired, including the nature of the security and the cause, severity and duration of the impairment. The following is a summary of temporarily impaired securities at December 31, 2012:

	Less Than 12 Months		12 Months or Longer	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Preferred Stock	$492,500	($7,500)	$ -0-	$ -0-
Common Stock	5,894,400	(891,134)	2,450,742	(382,859)
Total	$6,386,900	($898,634)	$2,450,742	$ (382,859)

The following is a summary of the range of the losses:

Number of Individual Securities	Fair Value	Unrealized Loss	Range of Loss
3	$1,536,900	($66,492)	Less than or equal to 10%
2	7,202,742	(1,154,801)	Less than or equal to 20%
1	98,000	(60,200)	Less than or equal to 40%
6	$8,837,642	($1,281,493)	

The Company has determined that these securities are temporarily impaired as of December 31, 2012. The Company normally holds REIT securities long term and has the ability and intent to hold securities to recovery. The Company had total net unrealized gains on its securities portfolio of $6,613,956 as of December 31, 2012.

During the years ended December 31, 2012, 2011 and 2010, the Company received proceeds of $16,159,894, $5,263,695 and $17,254,660, on sales or redemptions of securities available for sale, respectively. The Company recorded the following Gain (Loss) on Securities Transactions, net:

	2012	**2011**	**2010**
Gross realized gains	$4,092,585	$2,692,649	$3,970,927
Gross realized losses	-0-	-0-	(39,047)
Impairment loss	-0-	-0-	-0-
Total Gain (Loss) on Securities Transactions, net	$4,092,585	$2,692,649	$3,931,880

As of December 31, 2012, 2011 and 2010, the securities portfolio had unrealized net gains of $6,613,956, $2,461,305 and $6,450,381, respectively.

The Company had margin loan balances of $-0- and $13,662,267 at December 31, 2012 and 2011, respectively, which were collateralized by the Company's securities portfolio.

NOTE 5 – LOANS AND MORTGAGES PAYABLE

Loans Payable

The Company purchases securities on margin. The interest rates charged on the margin loans at December 31, 2012 and 2011 was 2%. These loans are due on demand. At December 31, 2012 and 2011, the margin loans amounted to $-0- and $13,662,267, respectively, and are collateralized by the Company's securities portfolio. The Company must maintain a coverage ratio of approximately 2 times.

The Company has a $7,500,000 revolving credit agreement with GE Commercial Distribution Finance Corporation (GE), Triad and Customers Bank to finance inventory purchases. Interest rates on these new lines range from prime with a minimum of 6% to prime plus 2% with a minimum of 8% after 18 months. As of December 31, 2012 and December 31, 2011, the total amount outstanding on these lines was $5,521,406 and $2,367,366, respectively.

The Company has a revolving line of credit with Sun National Bank secured by the Company's eligible notes receivables. The maximum availability on this line is $10,000,000. Interest was at the prime rate through April 1, 2011. This revolving line of credit had a maturity date of April 1, 2011 but was modified and extended during 2011. The interest rate was modified from prime to LIBOR plus 350 basis points. Advances were increased from 50% of eligible notes receivables secured by manufactured home loans to 60%. As of December 31, 2012 and 2011, the amount outstanding on this revolving line of credit was $4,920,199 and $7,920,199, respectively. As of December 31, 2012 and 2011, the interest rates were 3.73% and 3.77%, respectively. This revolving line of credit expires on June 30, 2014.

The Company had a $2,500,000 loan with Two River Community Bank, collateralized by 875,000 shares of Monmouth Real Estate Investment Corporation common stock. The interest rate on this loan was 6.75%. This loan was due on November 8, 2010, but was extended to October 31, 2011. This loan was repaid on June 1, 2011.

Unsecured Lines of Credit

During 2012, the Company modified and extended its $5,000,000 unsecured line of credit with Bank of America. The interest rate was modified from LIBOR plus 400 basis points to LIBOR plus 375 basis points. As of December 31, 2012 and 2011, no amounts were outstanding on this line of credit. This line of credit expires on August 31, 2013.

Mortgages Payable

The following is a summary of mortgages payable:

	At December 31, 2012		Balance at December 31,	
Property	**Due Date**	**Interest Rate**	**2012**	**2011**
Allentown and Clinton Mobile Home Resort	02/01/17	LIBOR + 3.25%	$11,112,757	$-0-
Cedarcrest	04/01/21	5.125%	9,275,010	9,417,680
Cranberry Village	12/01/18	6.8%	2,894,029	2,990,316
D & R Village and Waterfalls Village	02/27/13	5.614%	7,376,497	7,670,858
Fairview Manor	02/01/17	5.785%	10,539,333	10,720,691
Forest Park Village	12/01/18	6.8%	2,894,029	2,990,316
Heather Highlands	08/28/18	Prime + 1.0%	1,573,968	1,847,558
Highland Estates	09/01/17	6.175%	9,738,702	9,887,460
Oxford Village	01/01/20	5.94%	7,694,260	7,850,087
Port Royal Village	04/01/12	7.36%	-0-	4,744,677
Sandy Valley Estates	07/01/12	LIBOR + 4.0%	-0-	2,031,946
Somerset Estates and Whispering Pines	02/26/19	4.89%	1,044,107	1,185,835
Southwind Village	01/01/20	5.94%	6,145,953	6,270,422
Suburban Estates and Sunny Acres	06/01/20	6.5%	6,968,277	7,174,164
Twin Oaks	12/01/19	5.75%	2,764,752	-0-
Various (5 properties)	01/01/22	4.25%	15,236,831	15,500,000
Various (11 properties)	08/01/17	LIBOR + 3.0%	13,612,847	-0-
Total Mortgages Payable			$108,871,352	$90,282,010

At December 31, 2012 and 2011, mortgages were collateralized by real property with a carrying value of $143,383,848 and $99,358,951, respectively, before accumulated depreciation and amortization. Interest costs amounting to $269,891, $294,150 and $309,000 were capitalized during 2012, 2011 and 2010, respectively, in connection with the Company's expansion program.

Recent Financing

2012

On February 2, 2012, the Company obtained an $11,400,000 mortgage on Allentown and Clinton Mobile Home Resort from Bank of America, N.A. This mortgage is at a variable rate of LIBOR plus 3.25% and matures on February 1, 2017. The Company may extend this mortgage for an additional two years. To eliminate the variability of the interest expense, the Company simultaneously entered into an interest rate swap agreement having identical terms to the mortgage, resulting in a net fixed interest rate on the mortgage of 4.39%.

On February 28, 2012, the Company repaid its 7.36% mortgage on Port Royal Village in the amount of approximately $4,700,000.

On July 2, 2012, the Company repaid its mortgage on Sandy Valley Estates in the amount of approximately $1,900,000.

On August 1, 2012, the Company obtained a $13,980,000 mortgage from Sun National Bank on the eleven community acquisition. This mortgage is at a variable rate of LIBOR plus 3.00% and matures on August 1, 2017. First Niagara Bank participated in this mortgage. To eliminate the variability of the interest expense, the Company subsequently entered into an interest rate swap agreement having identical terms to the mortgage, resulting in a net fixed interest rate on the mortgage of 3.89%.

On October 11, 2012, the Company modified and extended its $5,000,000 unsecured line of credit with Bank of America. The interest rate was modified from LIBOR plus 400 basis points to LIBOR plus 375 basis points. This line of credit expires on August 31, 2013.

On December 3, 2012, the Company assumed a $2,774,660 mortgage on Twin Oaks from Fannie Mae. This mortgage is at a fixed interest rate of 5.75% and matures on December 1, 2019.

2011

On March 28, 2011, the Company obtained a $9,520,000 mortgage on Cedarcrest Village from Oritani Bank. This mortgage is at a fixed rate of 5.125% and matures on April 1, 2021. The interest rate will reset after five years to the rate the Federal Home Loan Bank of New York charges to its members plus 2%. The monthly payment of principal and interest is based on a 30-year amortization schedule.

On December 13, 2011, the Company obtained a new $15,500,000 mortgage loan from Oritani Bank, to refinance the mortgage on Brookside Village, Maple Manor, Moosic Heights, Oakwood Lake Village and Pleasant View Estates. This mortgage is at a fixed rate of 4.25% and matures on January 1, 2022. The interest rate will reset after five years to the rate the Federal Home Loan Bank of New York charges to its members plus 1.9%. The monthly payment of principal and interest is based on a 30-year amortization schedule. Proceeds of this mortgage were used to pay off the existing floating rate debt.

On June 1, 2011, the Company repaid its mortgage on Weatherly Estates in the amount of approximately $3,800,000.

The aggregate principal payments of all mortgages payable are scheduled as follows:

Year Ended December 31,	
2013	$ 10,395,234
2014	3,160,904
2015	3,310,882
2016	7,640,277
2017	32,428,999
Thereafter	51,935,056
Total	$108,871,352

NOTE 6 – STOCK COMPENSATION PLAN

On August 14, 2003, the shareholders approved and ratified the Company's 2003 Stock Option Plan (the 2003 Plan) authorizing the grant to officers and key employees of options to purchase up to 1,500,000 shares of common stock. On June 7, 2010, the shareholders approved and ratified an amendment and restatement of the Plan. The amendment and restatement made two substantive changes: (1) the inclusion of Directors as participants in the Plan, and (2) the ability to grant restricted stock to Directors, officers and key employees. The amendment and restatement also made other conforming, technical and other non-substantive changes. There was no change to the total number of shares subject to grant under the Plan. The amendment and restatement also makes certain modifications and clarifications, including concerning administration and compliance with applicable tax rules, such as Section 162(m) of the Internal Revenue Code.

Options or restricted stock may be granted any time as determined by the Company's Compensation Committee up through August 14, 2013. All options are exercisable one year from the date of grant. The option price shall not be below the fair market value at date of grant. If options granted under the 2003 Plan expire or terminate for any reason without having been exercised in full, the Shares subject to, but not delivered under, such options shall become available for additional option grants under the 2003 Plan.

The Compensation Committee determines the recipients of restricted stock award; the number of restricted shares to be awarded; the length of the restricted period of the award; the restrictions applicable to the award including, without limitation, the employment or retirement status of the participant; rules governing forfeiture and restrictions applicable to any sale, assignment, transfer, pledge or other encumbrance of the restricted stock during the restricted period; and the eligibility to share in dividends and other distributions paid to the Company's stockholders during the restricted period. The maximum number of shares underlying restricted stock awards that may be granted in any one fiscal year to a participant shall be 100,000 shares.

Unless otherwise provided for in an underlying restricted stock award agreement, if a participant's status as an employee or director of the Company is terminated by reason of death or disability, the restrictions will lapse on such date. Unless otherwise provided for in an underlying restricted stock award agreement, the Plan provides that if an individual's status as an employee or director is terminated by reason of retirement following an involuntary termination (other than for "cause" as defined in the 2003 Plan), the restrictions will generally lapse, unless the restricted stock award is intended to constitute "performance based" compensation for purposes of Section 162(m) of the Internal Revenue Code. If a participant's status as an employee or director terminates for any other reason, the Plan provides that a participant will generally forfeit any outstanding restricted stock awards, unless otherwise indicated in the applicable award agreement. Shares of restricted stock that are forfeited become available again for issuance under the 2003 Plan. The Compensation Committee has the authority to accelerate the time at which the restrictions may lapse whenever it considers that such action is in the best interests of the Company and of its stockholders, whether by reason of changes in tax laws, a "change in control" as defined in the 2003 Plan or otherwise.

The Company accounts for stock options in accordance with ASC 718-10, Compensation-Stock Compensation. ASC 718-10 requires that compensation cost for all stock awards be calculated and amortized over the service period (generally equal to the vesting period).

Stock Options

During the year ended December 31, 2012, fifteen employees were granted options to purchase a total of 94,000 shares. During the year ended December 31, 2011, twelve employees were granted options to purchase a total of 80,000 shares. During the year ended December 31, 2010, fourteen employees were granted options to purchase a total of 111,000 shares. The fair value of these options for the years ended December 31, 2012, 2011 and 2010 was approximately $87,000, $81,000 and $66,000, respectively, based on assumptions noted below and is being amortized over the 1-year vesting period. The remaining unamortized stock option expense was $57,711 as of December 31, 2012, and that amount will be expensed in 2013.

The Company calculates the fair value of each option grant on the grant date using the Black-Scholes option-pricing model which requires the Company to provide certain inputs, as follows:

- The assumed dividend yield is based on the Company's expectation of an annual dividend rate for regular dividends over the estimated life of the option.

- Expected volatility is based on the historical volatility of the Company's stock over a period relevant to the related stock option grant.

- The risk-free interest rate utilized is the interest rate on U.S. Government Bonds and Notes having the same life as the estimated life of the Company's option awards.

- Expected life of the options granted is estimated based on historical data reflecting actual hold periods.

- Estimated forfeiture is based on historical data reflecting actual forfeitures.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in the following years:

	2012	2011	2010
Dividend yield	7.08%	7.00%	8.85%
Expected volatility	26.19%	24.81%	23.59%
Risk-free interest rate	1.11%	2.46%	2.67%
Expected lives	8	8	8
Estimated forfeitures	-0-	-0-	-0-

During the year ended December 31, 2012, options to one employee to purchase a total of 4,000 shares were exercised. During the year ended December 31, 2011, options to one employee to purchase a total of 10,000 shares were exercised. No options were exercised during 2010. During the year ended December 31, 2012, options to eight employees to purchase a total of 55,000 shares expired. During the year ended December 31, 2011, options to eight employees to purchase a total of 51,000 shares expired. During the year ended December 31, 2010, options to six employees to purchase a total of 38,000 shares expired.

A summary of the status of the Company's stock option plans as of December 31, 2012, 2011 and 2010 and changes during the years then ended are as follows:

	2012		2011		2010	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	750,000	$12.03	731,000	$12.33	658,000	$12.63
Granted	94,000	11.29	80,000	11.16	111,000	10.77
Exercised	(4,000)	7.56	(10,000)	7.56	-0-	-0-
Expired	(55,000)	15.58	(51,000)	15.94	(38,000)	12.83
Outstanding at end of year	785,000	11.71	750,000	12.03	731,000	12.33
Options exercisable at end of year	691,000		670,000		620,000	
Weighted-average fair value of options granted during the year		$0.92		$1.01		$0.60

The following is a summary of stock options outstanding as of December 31, 2012:

Date of Grant	Number of Employees	Number of Shares		Option Price	Expiration Date
02/01/05	1	43,600		15.62	02/01/13
02/01/05	1	6,400		17.19	02/01/13
07/18/05	9	34,000		15.05	07/18/13
01/09/06	1	44,200		15.62	01/09/14
01/09/06	1	5,800		17.21	01/09/14
07/21/06	9	34,000		15.15	07/21/14
01/03/07	1	44,200		15.51	01/03/15
01/03/07	1	5,800		17.06	01/03/15
07/16/07	12	51,000		14.21	07/16/15
09/20/07	2	7,000		13.19	09/20/15
01/08/08	1	42,300		11.79	01/08/16
01/08/08	1	7,700		12.97	01/08/16
09/25/08	12	43,000		7.55	09/25/16
01/07/09	1	14,000		7.12	01/07/17
01/07/09	1	61,000		6.42	01/07/17
03/03/09	1	3,000		5.42	03/03/17
06/22/09	13	53,000		7.57	06/22/17
01/08/10	1	10,900		9.13	01/08/18
01/08/10	1	14,100		8.30	01/08/18
07/27/10	12	80,000		11.40	07/27/18
08/11/10	1	6,000		11.23	08/11/18
07/05/11	12	80,000		11.16	07/05/19
08/29/12	15	94,000	*	11.29	08/29/20
		785,000			

* Unexercisable

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock for the options that were in-the-money. The aggregate intrinsic value of options outstanding as of December 31, 2012, 2011 and 2010 was $602,653, $406,673 and $613,743, respectively, of which $602,653, $406,673 and $575,290 relate to options exercisable. The intrinsic value of options exercised in 2012, 2011 and 2010 was $18,000, $28,200 and -0-, respectively, determined as of the date of option exercise. The weighted-average remaining contractual term of the above options was 3.9, 4.1 and 4.5 years as of December 31, 2012, 2011 and 2010, respectively.

Restricted Stock

During 2012, 2011 and 2010, the Company awarded restricted stock grants totaling 75,000 shares, 74,000 shares and 60,000 shares, respectively, to 9, 10 and 5 participants, respectively. The grant date fair value of restricted stock grants awarded to participants was $803,700, $825,840 and $690,600. These grants vest over 5 years. As of December 31, 2012, there remained a total of $1,537,895 of unrecognized restricted stock compensation related to outstanding nonvested restricted stock grants awarded under the 2003 Plan and outstanding at that date. Restricted stock compensation is expected to be expensed over a remaining weighted average period of 3.7 years. For the years ended December 31, 2012, 2011 and 2010, amounts charged to compensation expense for restricted stock totaled $503,991, $220,704 and $57,550, respectively. During 2012, compensation costs included a one-time charge of $123,490 for restricted stock grants awarded to one participant who is of retirement age and therefore the entire amount of measured compensation cost has been recognized at grant date.

A summary of the status of the Company's nonvested restricted stock awards as of December 31, 2012 and 2011, and changes during the year ended December 31, 2012 and 2011 are presented below:

	2012		2011		2010	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Nonvested at beginning of year	130,974	$11.14	62,299	$11.44	-0-	$-0-
Granted	75,000	10.72	74,000	11.16	60,000	11.51
Dividend Reinvested Shares	11,470	9.90	7,611	8.98	2,299	9.48
Vested	(29,974)	(11.10)	(12,936)	(11.36)	(-0-)	(-0-)
Forfeited	(-0-)	(-0-)	(-0-)	(-0-)	(-0-)	(-0-)
Nonvested at end of year	187,470	$10.90	130,974	$11.14	62,299	$11.44

As of December 31, 2012, there were 518,188 shares available for grant under the 2003 Plan.

NOTE 7 – 401(k) PLAN

All full-time employees who are over 21 years old and have completed one year of service (as defined) are eligible for the Company's 401(k) Plan (Plan). Under this Plan, an employee may elect to defer his/her compensation (up to a maximum of $17,000, annually adjusted) and have it contributed to the Plan. Employer contributions to the Plan are at the discretion of the Company. During 2012, 2011 and 2010, the Company made matching contributions to the Plan of up to 100% of the first 3% of employee salary and 50% of the next 2% of employee salary. The total expense relating to the Plan, including matching contributions amounted to $126,224, $118,454 and $95,154 in 2012, 2011 and 2010, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS AND OTHER MATTERS

Transactions with Monmouth Real Estate Investment Corporation

There are six Directors of the Company who are also Directors and shareholders of Monmouth Real Estate Investment Corporation (MREIC). The Company holds common stock of MREIC in its securities portfolio. As of December 31, 2012, the Company owns a total of 1,767,147 shares of MREIC common stock, representing 4.3% of the total shares outstanding at December 31, 2012 (See Note 4).

The Company operates in conjunction with MREIC. Some general and administrative expenses are allocated between the Company and MREIC based on use or services provided, pursuant to a cost sharing arrangement. Allocations of salaries and benefits are made based on the amount of the employees' time dedicated to each company.

Salary, Directors', Management And Legal Fees

The Company has an Employment Agreement with Mr. Eugene W. Landy, Chairman of the Board. Under this agreement, prior to January 1, 2004, Mr. Landy received an annual base compensation of $150,000 (as amended) plus bonuses and customary fringe benefits, including health insurance, participation in the Company's 401(k) Plan, stock options, five weeks' vacation and use of an automobile. Additionally, there may be bonuses voted by the Board of Directors. The Employment Agreement is terminable by either party at any time subject to certain notice requirements. On severance of employment by the Company, Mr. Landy will receive severance of $450,000, payable $150,000 on severance and $150,000 on the first and second anniversaries of severance. In the event of disability, Mr. Landy's compensation will continue for a period of three years, payable monthly. On retirement, Mr. Landy will receive a pension of $50,000 a year for ten years, payable in monthly installments. In the event of death, Mr. Landy's designated beneficiary will receive $450,000, $100,000 thirty days after death and the balance one year after death. The Employment Agreement automatically renews each year for successive one-year periods. Effective January 1, 2004, this agreement was amended to increase Mr. Landy's annual base compensation to $175,000. Additionally, Mr. Landy's pension benefit of $50,000 per year has been extended for an additional three years. On April 14, 2008, the Company executed a Second Amendment to the Employment Agreement with Mr. Landy (the second amendment). The second amendment provides that in the event of a change in control, Eugene W. Landy shall receive a lump sum payment of $1,200,000, provided the sale price of the Company is at least $16 per share of common stock. A change of control shall be defined as the consummation of a reorganization, merger, share exchange, consolidation, or sale or disposition of all or substantially all of the assets of the Company. This change of control provision shall not apply to any combination between the Company and MREIC. Payment shall be made simultaneously with the closing of the transaction, and only in the event that the transaction closes. During 2011, Mr. Landy was also awarded an Outstanding Leadership Achievement Award in the amount of $250,000 per year for three years. Additionally, Mr. Landy received $29,125, $24,000 and $20,000 for the years ended December 31, 2012, 2011, and 2010, respectively, as a Director. The firm of Eugene W. Landy received $-0-, $17,500 and $-0- during 2012, 2011, and 2010, respectively, as legal fees.

Effective January 1, 2012, the Company and Samuel A. Landy entered into a three-year Employment Agreement under which Mr. Samuel Landy receives an annual base salary of $378,000 for 2012, $396,900 for 2013 and $416,745 for 2014, subject to increases in Funds from Operations (FFO) of 3% per year or 9% over the three-year period. If this increase is not met, the salary increase will be limited to the increase in the consumer price index. Bonuses are based on performance goals relating to FFO, home sales, occupancy and acquisitions, with a maximum of 21% of salary. Mr. Samuel Landy received a restricted stock grant of 25,000 shares in 2012. In each subsequent calendar year of employment pursuant to the Agreement, restricted stock shall be awarded to Mr. Samuel Landy at the discretion of the Compensation Committee of the Board of Directors. Mr. Samuel Landy will receive customary fringe benefits, four weeks vacation, reimbursement of reasonable and necessary business expenses and use of an automobile. The Company will reimburse Mr. Samuel Landy for the cost of a disability insurance policy. In the event of a merger, sale or change of voting control of the Company, excluding transactions between the Company and MREIC, Mr. Samuel Landy will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control, or the employee may terminate the employment agreement and be entitled to receive one year's compensation in accordance with the agreement. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, the employee shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement.

Effective January 1, 2012, the Company and Anna T. Chew entered into a new three-year employment agreement, under which Ms. Chew receives an annual base salary of $287,385 for 2012, $301,754 for 2013 and $316,841 for 2014, plus bonuses and customary fringe benefits. Ms. Chew will also receive four weeks vacation, reimbursement of reasonable and necessary business expenses and use of an automobile. The Company will reimburse Ms. Chew for the cost of a disability insurance policy such that, in the event of the employee's disability for a period of more than 90 days, the employee will receive benefits up to 60% of her then-current salary. In the event of a merger, sale or change of voting control of the Company, excluding transactions between the Company and MREIC, the employee will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control, or the employee may terminate the employment agreement and be entitled to receive one year's compensation in accordance with the agreement. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, other than a termination for cause as defined by the agreement, the employee shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement.

Effective January 1, 2012, the Company and Allison Nagelberg, General Counsel, entered into a three-year employment agreement, under which Ms. Nagelberg receives an annual base salary of $250,000 for 2012, $262,500 for 2013 and $275,625 for 2014, plus bonuses and customary fringe benefits. Ms. Nagelberg will also receive four weeks vacation, reimbursement of reasonable and necessary business expenses and use of an automobile. Pursuant to this employment agreement, the Company will also pay on behalf of Ms. Nagelberg, all tuition and fees associated with her pursuit of an Executive MBA degree, which was completed in 2012. The Company will reimburse Ms. Nagelberg for the cost of a disability insurance policy such that, in the event of the employee's disability for a period of more than 90 days, the employee will receive benefits up to 60% of her then-current salary. As an alternative to long-term disability, Employee shall have the option to purchase and/or maintain, and be fully reimbursed for, a short-term disability policy on terms to be approved by the Corporation. In the event of a merger, sale or change of voting control of the Company, the employee will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, other than a termination for cause as defined by the agreement, the employee shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement.

Other Matters

The Company has employment agreements with certain executive officers, which in addition to base compensation, bonuses and fringe benefits, provides for specified retirement benefits. The Company has accrued these benefits on a present value basis over the terms of the agreements. Amounts accrued under these agreements were $509,259 and $517,832 at December 31, 2012 and 2011, respectively.

The Company leases its corporate offices where the lessor of the property is owned by certain officers and directors of the Company. Approximately 70% of the monthly lease payment is reimbursed by MREIC. On May 1, 2010, the Company renewed this lease for an additional five-year term with monthly lease payments of $13,600 through April 30, 2013 and $14,000 through April 30, 2015. The Company is also responsible for its proportionate share of real estate taxes and common area maintenance. Approximately 70% of the monthly lease payment plus its proportionate share of real estate taxes and common area maintenance is reimbursed by MREIC. Management believes that the aforesaid rent is no more than what the Company would pay for comparable space elsewhere.

NOTE 9 – SHAREHOLDERS' EQUITY

Common Stock

The Company has a Dividend Reinvestment and Stock Purchase Plan (DRIP), as amended. Under the terms of the DRIP, shareholders who participate may reinvest all or part of their dividends in additional shares of the Company at a discount of approximately 5% from the weighted average purchase price directly from the Company, from authorized but unissued shares of the Company common stock. Shareholders may also purchase additional shares at this discounted price by making optional cash payments monthly. In determining the weighted average purchase price, purchases may be aggregated for both dividend reinvestment and optional cash purchases, or independent calculations may be made, at the discretion of the Company. Optional cash payments must be not less than $500 per payment nor more than $1,000 unless a request for waiver has been accepted by the Company.

Amounts received, including dividends reinvested of $1,390,899, $1,628,507 and $1,375,331, respectively, and shares issued in connection with the DRIP for the years ended December 31, 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Amounts Received/Dividends Reinvested	$18,058,038	$13,938,991	$14,166,360
Number of Share Issued	1,780,043	1,467,214	1,560,173

Preferred Stock

On May 26, 2011, the Company issued 1,338,800 shares of 8.25% Series A Cumulative Redeemable Preferred Stock (Series A Preferred Stock) in a direct placement for net proceeds of $31,854,328, after underwriting discounts of $1,054,305 and other expenses, including legal and other professional fees, of $561,367. MREIC purchased 200,000 shares of Series A Preferred Stock in the offering. Such shares were purchased by MREIC at the same price as other investors in the offering. The annual dividend of $2.0625 per share or 8.25% of the $25.00 per share liquidation value, is payable quarterly in arrears on March 15, June 15, September 15, and December 15, commencing on September 15, 2011.

On April 10, 2012, the Company issued an additional 1,075,000 shares of Series A Cumulative Redeemable Preferred Stock in an underwritten public offering at $25.292, including accrued dividends of $0.292, for net proceeds of approximately $25,700,000, after underwriting discounts of $847,000 and other expenses, including legal and other professional fees of $326,000.

On October 31, 2012, the Company issued an additional 1,250,000 shares of Series A Cumulative Redeemable Preferred Stock in a direct placement at $25.50, including accrued dividends of $0.344, for net proceeds of approximately $30,600,000, after underwriting discounts of $638,000, other expenses, including legal and other professional fees of $258,000.

The Series A Preferred Stock, par value $.10, has no maturity and will remain outstanding indefinitely unless redeemed or otherwise repurchased. The Series A Preferred Stock is not redeemable prior to May 26, 2016, except pursuant to provisions relating to preservation of the Company's qualification as a real estate investment trust (REIT) or upon the occurrence of a Delisting Event or a Change of Control, as described below. On and after May 26, 2016, the Series A Preferred Stock will be redeemable at the Company's option for cash, in whole or, from time to time, in part, at a price per share equal to $25.00, plus all accrued and unpaid dividends (whether or not declared), if any, to, but not including, the redemption date, on each share of Series A Preferred Stock to be redeemed.

A "Delisting Event" occurs when both (i) the Series A Preferred Stock is not listed on the NYSE, the NYSE Amex or the NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, NYSE Amex or NASDAQ and (ii) the Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, but any shares of Series A Preferred Stock are outstanding.

A "Change of Control" occurs when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

- the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Company's stock entitling that person to exercise more than 50% of the total voting power of all outstanding shares of the Company's stock entitled to vote generally in the election of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

- following the closing of any transaction referred to above, neither the Company nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE Amex or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, NYSE Amex or NASDAQ.

Upon the occurrence of a Delisting Event or Change of Control, each holder of the Series A Preferred Stock will have the right to convert all or part of the shares of the Series A Preferred Stock held, unless the Company elects to redeem the Series A Preferred Stock.

Holders of the Series A Preferred Stock generally have no voting rights, except if the Company fails to pay dividends for six or more quarterly periods, whether or not consecutive, or with respect to certain specified events.

Issuer Purchases of Equity Securities

On January 16, 2013, the Board of Directors reaffirmed its Share Repurchase Program (the repurchase program) that authorizes the Company to purchase up to $10,000,000 in the aggregate of the Company's common stock. The repurchase program was originally created in June 2008 and is intended to be implemented through purchases made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or block trades, or by any combination of such methods, in accordance with applicable insider trading and other securities laws and regulations. The size, scope and timing of any purchases will be based on business, market and other conditions and factors, including price, regulatory and contractual requirements or consents, and capital availability. The repurchase program does not require the Company to acquire any particular amount of common stock, and the program may be suspended, modified or discontinued at any time at the Company's discretion without prior notice. Shares of stock repurchased under the repurchase program will be held as treasury shares. There have been no purchases under the repurchase program to date.

NOTE 10 – DISTRIBUTIONS

Common Stock

The following cash distributions, including dividends reinvested, were paid to common shareholders during the three years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010	
Quarter Ended	**Amount**	**Per Share**	**Amount**	**Per Share**	**Amount**	**Per Share**
March 31	$2,809,868	$0.18	$2,523,564	$0.18	$2,222,879	$0.18
June 30	2,902,806	0.18	2,595,832	0.18	2,269,804	0.18
September 30	2,954,616	0.18	2,652,386	0.18	2,301,665	0.18
December 31	3,062,506	0.18	2,723,255	0.18	2,422,114	0.18
	$11,729,796	$0.72	$10,495,037	$0.72	$9,216,462	$0.72

These amounts do not include the discount on shares purchased through the Company's Dividend Reinvestment and Stock Purchase Plan.

On January 16, 2013, the Company declared a cash dividend of $0.18 per share to be paid on March 15, 2013 to common shareholders of record February 15, 2013.

Preferred Stock

The following dividends were paid to preferred shareholders during the year ended December 31, 2012 and 2011:

Declaration Date	Record Date	Payment Date	Dividend	Dividend per Share
1/18/2012	2/15/2012	3/15/2012	$690,319	$0.515625
4/17/2012	5/15/2012	6/15/2012	930,716	0.515625
7/9/2012	8/15/2012	9/17/2012	1,244,616	0.515625
10/1/2012	11/15/2012	12/17/2012	1,459,458	0.515625
			$4,325,109	$2.0625

Declaration Date	Record Date	Payment Date	Dividend	Dividend per Share
7/5/2011	8/15/2011	9/15/2011	$736,341	$0.550000
10/4/2011	11/15/2011	12/15/2011	690,318	0.515625
			$1,426,659	$1.065625

On January 16, 2013, the Board of Directors declared a quarterly dividend of $0.515625 per share for the period from December 1, 2012 through February 28, 2013, on the Company's 8.25% Series A Cumulative Redeemable Preferred Stock payable March 15, 2013 to preferred shareholders of record February 15, 2013. Series A preferred share dividends are cumulative and payable quarterly at an annual rate of $2.0625 per share.

NOTE 11 – LOSS RELATING TO FLOOD

In May 2011, Memphis Mobile City, a 157-site community in Memphis TN, experienced an unusual flood that swept the region. All residents of the community were evacuated. The community remains closed. We are currently working on plans for the redevelopment of this community as a manufactured home community as well as a Recreational Vehicle (RV) community. In addition to the loss in rental and related income, we have recorded a loss of $984,701 for the year ended December 31, 2011 for the amount, net of insurance proceeds, for the loss of inventory, rental homes, and disposal and other costs associated with this event.

NOTE 12 – FEDERAL INCOME TAXES

The Company has elected to be taxed as a REIT under the applicable provisions of Section 856 to 860 of the Internal Revenue Code, commencing with its taxable year ended December 31, 1992. In order to qualify as a REIT, the Company must meet a number of organizational requirements, including a requirement that it currently distributes at least 90% of its adjusted taxable income to its stockholders. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. As the Company has and intends to continue to distribute all of its income currently, no provision has been made for income taxes. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state, and local income taxes.

Federal Excise Tax

The Company does not have a Federal excise tax liability for the 2012, 2011 and 2010, since it intends to or has distributed all of its annual income.

Reconciliation Between U.S. GAAP Net Income and Taxable Income

The following table reconciles U.S. GAAP net income to taxable income for the years ended December 31, 2012, 2011, and 2010:

	2012 Estimate (unaudited)	2011 Actual	2010 Actual
U.S. GAAP net income	$ 6,474,057	$ 3,696,263	$ 6,668,915
Add: U.S. GAAP net loss of taxable REIT subsidiary included above	3,081,837	3,135,742	2,957,735
U.S. GAAP net income from REIT operations	9,555,894	6,832,005	9,626,650
Stock option expense	573,244	295,042	101,004
Impairment loss and other book / tax differences, net	(2,407,669)	(1,418,553)	(1,994,956)
Taxable income before adjustments	7,721,469	5,708,494	7,732,698
Less: Capital gains	(3,979,000)	(1,750,781)	(2,307,537)
Adjusted taxable income subject to 90% dividend requirement	$ 3,742,469	$ 3,957,713	$ 5,425,161

Reconciliation Between Cash Dividends Paid and Dividends Paid Deduction

The following table reconciles cash dividends paid with the dividends paid deduction for the years ended December 31, 2012, 2011, and 2010:

	2012 Estimate (unaudited)	2011 Actual	2010 Actual
Cash dividends paid	$ 16,798,495	$ 11,921,695	$ 9,216,462
Less: Portion designated as capital gains distributions	(3,979,000)	(1,750,781)	(2,307,537)
Less: Return of capital	(9,077,026)	(6,213,201)	(1,483,764)
Dividends paid deduction	$ 3,742,469	$ 3,957,713	$ 5,425,161

Characterization of Distributions

The following table characterizes the distributions paid per common share for the years ended December 31, 2012, 2011, and 2010:

	2012		2011		2010	
	Amount	Percent	Amount	Percent	Amount	Percent
Ordinary income	$ 0.07892	10.96%	$ 0.29090	40.40%	$ 0.45866	63.70%
Capital gains	0.08391	11.65%	0.08205	11.40%	0.16367	22.73%
Return of capital	0.55717	77.39%	0.34705	48.20%	0.09767	13.57%
	$ 0.72	100%	$ 0.72	100%	$ 0.72	100%

For the year ended December 31, 2012, total distributions paid by the Company for preferred stock, before accrued dividends, amounted to $5,068,697 or $2.0625 per share ($.99966 taxed as ordinary income and $1.06284 taxed as capital gains). For the year ended December 31, 2011, total distributions paid by the Company for preferred stock, before accrued dividends, amounted to $1,426,659 or $1.065625 per share ($.831188 taxed as ordinary income and $.234437 taxed as capital gains).

In addition to the above, taxable income from non-REIT activities conducted by S&F, a taxable REIT subsidiary, is subject to federal, state and local income taxes. Deferred income taxes pertaining to S&F are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors. For the years ended December 31, 2012, 2011 and 2010, S&F had operating losses for financial reporting purposes of $3,081,837, $3,135,742 and $2,957,735, respectively. Therefore, a valuation allowance has been established against any deferred tax assets relating to S&F. For the years ended December 31, 2012, 2011 and 2010, S&F recorded $5,000, $5,000 and $-0-, respectively, in federal, state and franchise taxes.

NOTE 13 – COMMITMENTS, CONTINGENCIES AND LEGAL MATTERS

The Company is subject to claims and litigation in the ordinary course of business. Management does not believe that any such claim or litigation will have a material adverse effect on the business, assets, or results of operations of the Company.

In 2010, a rainstorm bringing 13 inches of rain in a two-hour period caused flooding at Memphis Mobile City. All homes owned by the Company were fully restored as were the homes of all residents who elected to make repairs. On May 9, 2011, the Company was notified that a lawsuit had been filed in the United States District Court for the Western District of Tennessee on behalf of a purported class of all individuals of Mexican national origin who are current or former residents of Memphis Mobile City. The complaint alleges various claims based on federal and state discrimination and consumer protection laws, seeking monetary damages and injunctive relief. The complaint was served on August 29, 2011. The Company believes the action to be without merit and plan to defend it vigorously. The Company's insurance company is supporting its defense of this action.

On March 1, 2013, the Company purchased ten communities located in Indiana, Pennsylvania and Michigan for a purchase price of $67,500,000 (See Note 16).

NOTE 14 - FAIR VALUE MEASUREMENTS

The Company follows ASC 825, Fair Value Measurements, for financial assets and liabilities recognized at fair value on a recurring basis. We measure certain financial assets and liabilities at fair value on a recurring basis, including securities available for sale. The fair value of these certain financial assets and liabilities was determined using the following inputs at December 31, 2012 and 2011:

	Fair Value Measurements at Reporting Date Using			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012:				
Equity Securities - Preferred Stock	$18,300,970	$18,300,970	$-0-	$-0-
Equity Securities - Common Stock	39,024,470	39,024,470	-0-	-0-
Interest Rate Swap (1)	(377,795)	-0-	(377,795)	-0-
Total	$56,947,645	$57,325,440	$(377,795)	$-0-
December 31, 2011:				
Equity Securities - Preferred Stock	$10,404,609	$10,404,609	$-0-	$-0-
Equity Securities - Common Stock	32,893,605	32,893,605	-0-	-0-
Total	$43,298,214	$43,298,214	$-0-	$-0-

(1) Included in accrued liabilities and deposits

The Company is also required to disclose certain information about fair values of financial instruments, as defined in ASC 825-10, Financial Instruments. Estimates of fair value are made at a specific point in time, based upon, where available, relevant market prices and information about the financial instrument. Such estimates do not include any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Almost all of the Company's securities available for sale have quoted market prices. However, for a portion of the Company's other financial instruments, no quoted market value exists. Therefore, estimates of fair value are necessarily based on a number of significant assumptions (many of which involve events outside the control of management). Such assumptions include assessments of current economic conditions, perceived risks associated with these financial instruments and their counterparties, future expected loss experience and other factors. Given the uncertainties surrounding these assumptions, the reported fair values represent estimates only and, therefore, cannot be compared to the historical accounting model. Use of different assumptions or methodologies is likely to result in significantly different fair value estimates.

The fair value of cash and cash equivalents and notes receivables approximates their current carrying amounts since all such items are short-term in nature. The fair value of securities available for sale is primarily based upon quoted market values. The fair value of variable rate mortgages payable and loans payable approximate their current carrying amounts since such amounts payable are at approximately a weighted-average current market rate of interest. As of December 31, 2012, the fair and carrying value of fixed rate mortgages payable amounted to $85,875,242 and $82,571,781, respectively. As of December 31, 2011, the fair and carrying value of fixed rate mortgages payable amounted to $89,368,581 and $86,402,506, respectively. The fair value of mortgages payable is based upon discounted cash flows at current market rates for instruments with similar remaining terms.

NOTE 15 – SUPPLEMENTAL CASH FLOW AND COMPREHENSIVE INCOME INFORMATION

Cash paid for interest during the years ended December 31, 2012, 2011 and 2010 was $4,715,898, $4,823,821 and $5,162,948, respectively.

During the years ended December 31, 2012, 2011 and 2010, land development costs of $85,193, $79,901 and $164,649, respectively were transferred to investment property and equipment and placed in service.

During the years ended December 31, 2012, 2011 and 2010, the Company had dividend reinvestments of $1,390,899, $1,628,507 and $1,375,331, respectively which required no cash transfers.

NOTE 16 – SUBSEQUENT EVENTS

Material subsequent events have been evaluated and are disclosed herein.

On March 1, 2013, the Company acquired 10 manufactured home communities for approximately $67.5 million. These 10 all-age communities total 1,854 sites and are situated on approximately 400 acres. There are five communities located in Indiana, four communities located in Pennsylvania, and one community located in Michigan. The average occupancy for these communities is approximately 85%. The Company obtained a $53,760,000 mortgage loan from JP Morgan Chase Bank, N.A. and paid the balance in cash. Interest on the mortgage loan is fixed at 4.065%. This mortgage loan matures on March 1, 2023.

On February 27, 2013, the Company had one mortgage loan due for D&R Village and Waterfalls Village with a balance of $7.4 million. Under the terms of the loan agreement, this loan may be extended for an additional two years. Management has extended this loan. Interest during the extension period is at LIBOR plus 225 basis points.

NOTE 17 – PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following unaudited pro forma condensed financial information reflects the 2012 and 2011 acquisitions. This information has been prepared utilizing the historical financial statements of the Company and the effect of additional revenue and expenses from the properties acquired during 2012 and 2011 assuming that the acquisitions had occurred as of January 1, 2011, after giving effect to certain adjustments including (a) rental and related income; (b) community operating expenses; (c) interest expense resulting from the assumed increase in mortgages and loans payable related to the new acquisitions and (d) depreciation expense related to the new acquisitions; (e) net income attributable to common shareholders have been reduced by preferred dividends related to the proceeds from capital raising used for property acquisitions. The unaudited pro forma condensed financial information is not indicative of the results of operations that would have been achieved had the acquisitions reflected herein been consummated on the dates indicated or that will be achieved in the future.

	For the years ended December 31,	
	2012	2011
Rental and Related Income	$42,382,000	$41,125,000
Community Operating Expenses	22,609,000	21,510,000
Net Income Attributable to Common Shareholders	2,576,000	2,452,000
Net Income Attributable to Common Shareholders per Share:		
Basic	0.16	0.17
Diluted	0.16	0.17

NOTE 18 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
THREE MONTHS ENDED

2012	March 31	June 30	September 30	December 31
Total Income	$10,890,946	$11,144,029	$12,186,668	$12,606,121
Total Expenses	10,143,701	10,692,049	11,617,310	11,761,448
Other Income (Expense) (1)	989,320	1,591,029	846,764	475,169
Net Income	1,749,697	2,019,036	1,405,754	1,299,570
Net Income (Loss) Attributable to Common Shareholders	1,059,378	1,088,321	161,138	(559,498)
Net Income (Loss) Attributable to Common Shareholders per Share –				
Basic	.07	.07	-0-	(.03)
Diluted	.07	.07	-0-	(.03)

2011	March 31	June 30	September 30	December 31
Total Income	$9,016,454	$9,605,680	$9,664,577	$11,026,643
Total Expenses	7,966,130	8,885,662	9,089,194	10,856,754 (2)
Other Income (Expense) (1)	1,065,976	(501,542)	214,208	373,134
Net Income	2,124,864	235,976	792,877	542,546
Net Income Attributable to Common Shareholders	2,124,864	(40,152)	102,558	(147,773)
Net Income (Loss) Attributable to Common Shareholders per Share –				
Basic	.15	-0-	-0-	(.01)
Diluted	.15	-0-	-0-	(.01)

(1) Fluctuations are primarily due to the $499,471 bonus payment received in the second quarter of 2012 for rights to drill for oil and gas in one of our communities and to Gain (Loss) on Securities Transactions, net.

(2) Includes loss relating to unusual flood at Memphis Mobile City.

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2012

Column A	Column B	Column C		Column D
		Initial Cost		
Description	Encumbrances	Land	Site, Land & Building Improvements and Rental Homes	Capitalization Subsequent to Acquisition
Memphis, TN	$ 11,112,757 (1)	$ 250,000	$ 2,569,101	$ 5,862,864
Berwick, PA	15,236,831 (2)	372,000	4,776,000	121,890
Greenfield Ctr, NY	-0-	37,500	232,547	3,063,086
Chambersburg, PA	13,612,847 (3)	176,000	2,411,000	3,603
Vineland, NJ	9,275,010	320,000	1,866,323	1,482,066
Chambersburg, PA	(3)	108,000	2,397,000	-0-
Sayre, PA	(3)	124,000	2,049,000	-0-
Wintersville, OH	-0-	67,000	2,383,000	205,423
Lewistown, PA	-0-	137,000	613,000	172,540
Duncansville, PA	-0-	60,774	378,093	1,906,454
Tiffin, OH	(1)	142,000	3,301,800	9,963
Horseheads, NY	(3)	196,000	2,317,500	-0-
Columbia, TN	-0-	394,000	6,916,500	476,041
Athens, PA	(3)	188,000	2,258,000	-0-
Cranberry Twp, PA	2,894,029	181,930	1,922,931	1,859,015
Muncie, IN	-0-	174,000	1,926,000	303,765
Clifton Park, NY	7,376,497 (4)	391,724	704,021	2,099,655
Apollo, PA	-0-	670,000	1,336,600	2,387,382
Cranberry Twp, PA	2,894,029	75,000	977,225	3,138,323
Schuylkill Haven, PA	(3)	643,000	5,293,500	(22,841)
Millville, NJ	10,539,333	216,000	1,166,517	8,505,303
Chambersburg, PA	(3)	63,000	584,000	-0-
Kutztown, PA	9,738,702	145,000	1,695,041	8,328,145
Inkerman, PA	1,573,968	572,500	2,151,569	4,578,661
Monticello, NY	-0-	235,600	1,402,572	6,401,286
Cresson, PA	-0-	432,700	2,070,426	1,991,235
Navarre, OH	-0-	290,000	1,457,673	4,035,908
Taylor, PA	(2)	674,000	9,432,800	201,974
New Middletown, OH	-0-	152,000	3,191,000	133,104
Memphis, TN	-0-	78,435	810,477	943,963
Jonestown, PA	(3)	114,000	994,000	14,932
Avoca, PA	(2)	330,000	3,794,100	69,441
Narvon, PA	(3)	134,000	1,665,000	4,750
Tunkhannock, PA	(2)	379,000	1,639,000	105,225
Olmsted Falls, OH	-0-	569,000	3,031,000	-0-
West Grove, PA	7,694,260	175,000	990,515	1,151,712
Carlisle, PA	-0-	37,540	198,321	5,134,613
Bloomsburg, PA	(2)	282,000	2,174,800	141,118
Belle Vernon, PA	-0-	150,000	2,491,796	7,341,227
Marion, OH	-0-	236,000	785,293	4,184,168
Nashville, TN	-0-	337,000	3,379,000	625,943
Somerset, PA	1,044,107	1,485,000	2,050,400	4,927,068
Columbiana, OH	-0-	63,000	3,387,000	19,435

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2012

Column A	Column B	Column C		Column D
		Initial Cost		
Description	Encumbrances	Land	Site, Land & Building Improvements and Rental Homes	Capitalization Subsequent to Acquisition
Athens, OH	$ -0-	$ 67,000	$ 1,326,800	$ 1,299,813
Greensburg, PA	6,968,277 (5)	299,000	5,837,272	49,174
Somerset, PA	(5)	287,000	6,113,528	91,955
Magnolia, OH	-0-	270,000	1,941,430	4,230,331
Jackson, NJ	6,145,953	100,095	602,820	1,966,304
Goodlettsville, TN	-0-	411,000	1,867,000	608,915
Olmsted Falls, OH	2,764,752	823,000	3,527,000	-0-
Coxsackie, NY	-0-	1,757,800	-0-	1,233,910
Ephrata, PA	(3)	191,000	4,359,000	26,800
Ephrata, PA	(3)	72,000	1,746,000	-0-
West Monroe, NY	-0-	77,000	841,000	973,508
Lebanon, TN	-0-	1,184,000	4,034,480	2,427,998
Hamburg, NY	(4)	424,000	3,812,000	1,554,736
Eatontown, NJ	-0-	157,421	280,749	767,702
Caledonia, OH	-0-	260,000	1,753,206	2,897,724
	$ 108,871,352	$ 18,239,019	$ 135,213,726	$ 100,037,311

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2012

Column A	Column E (6) (7)			
	Gross Amount at Which Carried at 12/31/12			
Description	Land	Site, Land & Building Improvements and Rental Homes	Total	Accumulated Depreciation
Memphis, TN	$ 250,000	$ 8,431,965	$ 8,681,965	$ 3,838,296
Berwick, PA	372,000	4,897,890	5,269,890	361,317
Greenfield Ctr, NY	122,865	3,210,268	3,333,133	1,755,967
Chambersburg, PA	176,000	2,414,603	2,590,603	36,567
Vineland, NJ	408,206	3,260,183	3,668,389	2,455,702
Chambersburg, PA	108,000	2,397,000	2,505,000	36,318
Sayre, PA	124,000	2,049,000	2,173,000	31,045
Wintersville, OH	67,000	2,588,423	2,655,423	30,297
Lewistown, PA	137,000	785,540	922,540	24,051
Duncansville, PA	60,774	2,284,547	2,345,321	896,273
Tiffin, OH	142,000	3,311,763	3,453,763	150,815
Horseheads, NY	196,000	2,317,500	2,513,500	35,114
Columbia, TN	394,000	7,392,541	7,786,541	424,647
Athens, PA	188,000	2,258,000	2,446,000	34,212
Cranberry Twp, PA	181,930	3,781,946	3,963,876	2,278,136
Muncie, IN	174,000	2,229,765	2,403,765	71,945
Clifton Park, NY	391,724	2,803,676	3,195,400	1,547,177
Apollo, PA	732,089	3,661,893	4,393,982	1,548,600
Cranberry Twp, PA	75,000	4,115,548	4,190,548	2,160,987
Schuylkill Haven, PA	643,000	5,270,659	5,913,659	79,918
Millville, NJ	2,534,892	7,352,928	9,887,820	3,795,174
Chambersburg, PA	63,000	584,000	647,000	8,848
Kutztown, PA	404,239	9,763,947	10,168,186	4,517,152
Inkerman, PA	572,500	6,730,230	7,302,730	3,500,105
Monticello, NY	352,972	7,686,486	8,039,458	3,144,404
Cresson, PA	432,700	4,061,661	4,494,361	1,256,697
Navarre, OH	290,000	5,493,581	5,783,581	2,368,102
Taylor, PA	674,000	9,634,774	10,308,774	725,426
New Middletown, OH	152,000	3,324,104	3,476,104	60,135
Memphis, TN	328,435	1,504,440	1,832,875	1,111,381
Jonestown, PA	114,000	1,008,932	1,122,932	15,557
Avoca, PA	330,000	3,863,541	4,193,541	290,706
Narvon, PA	134,000	1,669,750	1,803,750	25,285
Tunkhannock, PA	379,000	1,744,225	2,123,225	130,758
Olmsted Falls, OH	569,000	3,031,000	3,600,000	9,185
West Grove, PA	155,000	2,162,227	2,317,227	1,768,332
Carlisle, PA	145,472	5,225,002	5,370,474	1,749,880
Bloomsburg, PA	282,000	2,315,918	2,597,918	169,206
Belle Vernon, PA	210,000	9,773,023	9,983,023	4,596,948
Marion, OH	236,000	4,969,461	5,205,461	2,450,628
Nashville, TN	337,000	4,004,943	4,341,943	212,938
Somerset, PA	1,488,600	6,973,868	8,462,468	1,668,989
Columbiana, OH	63,000	3,406,435	3,469,435	41,363

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2012

Column A	Column E (6) (7)			
	Gross Amount at Which Carried at 12/31/12			
Description	Land	Site, Land & Building Improvements and Rental Homes	Total	Accumulated Depreciation
Athens, OH	$ 67,000	$ 2,626,613	$ 2,693,613	$ 1,029,780
Greensburg, PA	299,000	5,886,446	6,185,446	547,350
Somerset, PA	287,000	6,205,483	6,492,483	582,650
Magnolia, OH	270,000	6,171,761	6,441,761	3,437,270
Jackson, NJ	100,095	2,569,124	2,669,219	1,743,876
Goodlettsville, TN	411,000	2,475,915	2,886,915	122,614
Olmsted Falls, OH	823,000	3,527,000	4,350,000	10,688
Coxsackie, NY	2,218,800	772,910	2,991,710	76,446
Ephrata, PA	191,000	4,385,800	4,576,800	66,427
Ephrata, PA	72,000	1,746,000	1,818,000	26,455
West Monroe, NY	77,000	1,814,508	1,891,508	501,325
Lebanon, TN	1,184,000	6,462,478	7,646,478	1,270,539
Hamburg, NY	424,000	5,366,736	5,790,736	2,476,594
Eatontown, NJ	135,421	1,070,451	1,205,872	540,884
Caledonia, OH	260,000	4,650,930	4,910,930	1,811,121
	$ 22,010,714	$ 231,479,341	$ 253,490,055	$ 65,658,602

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2012

Column A	Column G	Column H	Column I
Description	Date of Construction	Date Acquired	Depreciable Life
Memphis, TN	prior to 1980	1986	5 to 27.5
Berwick, PA	1973-1976	2010	5 to 27.5
Greenfield Ctr, NY	prior to 1970	1977	5 to 27.5
Chambersburg, PA	1963	2012	5 to 27.5
Vineland, NJ	1973	1986	27.5
Chambersburg, PA	1955	2012	5 to 27.5
Sayre, PA	1972	2012	5 to 27.5
Wintersville, OH	1972	2012	5 to 27.5
Lewistown, PA	prior to 1980	2011	5 to 27.5
Duncansville, PA	1961	1979	5 to 27.5
Tiffin, OH	1968/1987	2011	27.5
Horseheads, NY	1970	2012	5 to 27.5
Columbia, TN	1988/1992	2011	5 to 27.5
Athens, PA	1964	2012	5 to 27.5
Cranberry Twp, PA	1974	1986	5 to 27.5
Muncie, IN	1996	2012	5 to 27.5
Clifton Park, NY	1972	1978	5 to 27.5
Apollo, PA	prior to 1980	1995	5 to 27.5
Cranberry Twp, PA	prior to 1980	1982	5 to 27.5
Schuylkill Haven, PA	1969	2012	5 to 27.5
Millville, NJ	prior to 1980	1985	5 to 27.5
Chambersburg, PA	1978	2012	27.5
Kutztown, PA	1971	1979	5 to 27.5
Inkerman, PA	1970	1992	5 to 27.5
Monticello, NY	1972	1988	5 to 27.5
Cresson, PA	prior to 1980	2001	5 to 27.5
Navarre, OH	prior to 1980	1987	5 to 27.5
Taylor, PA	1972	2010	5 to 27.5
New Middletown, OH	1957	2012	5 to 27.5
Memphis, TN	1955	1985	27.5
Jonestown, PA	1969	2012	5 to 27.5
Avoca, PA	1972	2010	5 to 27.5
Narvon, PA	1972	2012	5 to 27.5
Tunkhannock, PA	1972	2010	5 to 27.5
Olmsted Falls, OH	1953/1970	2012	27.5
West Grove, PA	1971	1974	5 to 27.5
Carlisle, PA	1961	1969	5 to 27.5
Bloomsburg, PA	1960's	2010	5 to 27.5
Belle Vernon, PA	1973	1983	5 to 27.5
Marion, OH	1950	1986	5 to 27.5
Nashville, TN	1954	2011	5 to 27.5
Somerset, PA	prior to 1980	2004	27.5
Columbiana, OH	1983	2012	27.5

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2012

Column A	Column G	Column H	Column I
Description	Date of Construction	Date Acquired	Depreciable Life
Athens, OH	prior to 1980	1996	5 to 27.5
Greensburg, PA	1968/1980	2010	5 to 27.5
Somerset, PA	1970	2010	5 to 27.5
Magnolia, OH	prior to 1980	1985	5 to 27.5
Jackson, NJ	1969	1969	5 to 27.5
Goodlettsville, TN	1964	2011	5 to 27.5
Olmsted Falls, OH	1952/1997	2012	5 to 27.5
Coxsackie, NY	N/A	2005	5 to 27.5
Ephrata, PA	1961	2012	5 to 27.5
Ephrata, PA	1999	2012	27.5
West Monroe, NY	prior to 1980	2003	5 to 27.5
Lebanon, TN	1997	2006	5 to 27.5
Hamburg, NY	prior to 1980	1997	5 to 27.5
Eatontown, NJ	1964	1978	5 to 27.5
Caledonia, OH	prior to 1980	1996	5 to 27.5

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2012

(1) Represents one mortgage note payable secured by two properties.

(2) Represents one mortgage note payable secured by five properties.

(3) Represents one mortgage note payable secured by eleven properties.

(4) Represents one mortgage note payable secured by two properties.

(5) Represents one mortgage note payable secured by two properties.

(6) Reconciliation

	/----------FIXED ASSETS-----------/		
	12/31/12	**12/31/11**	**12/31/10**
Balance – Beginning of Year	$191,252,542	$168,590,072	$125,318,411
Additions:			
Acquisitions	47,376,000	17,498,300	36,390,500
Improvements	16,121,717	5,935,642	7,397,282
Total Additions	63,497,717	23,433,942	43,787,782
Deletions	(1,260,204)	(771,472)	(516,121)
Balance – End of Year	$253,490,055	$191,252,542	$168,590,072

	/-----ACCUMULATED DEPRECIATION-----/		
	12/31/12	**12/31/11**	**12/31/10**
Balance – Beginning of Year	$58,994,093	$53,950,873	$50,112,798
Additions:			
Depreciation	6,869,251	5,273,809	4,064,311
Total Additions	6,869,251	5,273,809	4,064,311
Deletions	(204,742)	(230,589)	(226,236)
Balance – End of Year	$65,658,602	$58,994,093	$53,950,873

(7) The aggregate cost for Federal tax purposes approximates historical cost.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UMH PROPERTIES, INC.

BY: /s/Eugene W. Landy
EUGENE W. LANDY
Chairman of the Board

Dated: March 8, 2013

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

	Title	Date
/s/Eugene W. Landy EUGENE W. LANDY	Chairman of the Board	March 8, 2013
/s/Samuel A. Landy SAMUEL A. LANDY	President, Chief Executive Officer and Director	March 8, 2013
/s/Michael P. Landy MICHAEL P. LANDY	Executive Vice President and Director	March 8, 2013
/s/Anna T. Chew ANNA T. CHEW	Vice President, Chief Financial and Accounting Officer, Treasurer and Director	March 8, 2013
/s/Jeffrey A. Carus JEFFREY A. CARUS	Director	March 8, 2013
/s/Stuart Levy STUART LEVY	Director	March 8, 2013
/s/James E. Mitchell JAMES E. MITCHELL	Director	March 8, 2013
/s/Richard H. Molke RICHARD H. MOLKE	Director	March 8, 2013
/s/Eugene Rothenberg EUGENE ROTHENBERG	Director	March 8, 2013
/s/Stephen B. Wolgin STEPHEN B. WOLGIN	Director	March 8, 2013



DIRECTORS

Jeffrey A. Carus
Founder and Managing Partner,
JAC Partners, LLC

Anna T. Chew
Certified Public Accountant
Treasurer,
Monmouth Real Estate
Investment Corporation

Eugene W. Landy
Attorney-at-Law
Chairman of the Board,
Monmouth Real Estate
Investment Corporation

Michael P. Landy
President and Chief
Executive Officer,
Monmouth Real Estate
Investment Corporation

Samuel A. Landy
Attorney-at-Law

Stuart Levy
Vice President -
Real Estate Finance,
Helaba-Landesbank
Hessen-Thüringen

James E. Mitchell
Attorney-at-Law
General Partner,
Mitchell Partners LP
President,
Mitchell Capital Management

Richard H. Molke
General Partner,
Molke Family
Limited Partnership

Eugene Rothenberg
Investor
Director, Monmouth Real Estate
Investment Corporation

Stephen B. Wolgin
Managing Director
U.S. Real Estate Advisors, Inc.
Director, Monmouth Real Estate
Investment Corporation

OFFICERS

Eugene W. Landy
Chairman of the Board

Samuel A. Landy
President and
Chief Executive Officer

Anna T. Chew
Vice President and
Chief Financial Officer

Michael P. Landy
Executive Vice President

Allison Nagelberg
General Counsel

Craig Koster
In-House Counsel

Katie Traks
Controller

Elizabeth Chiarella
Secretary

Robert Hanlon
Vice President of Consumer
Finance

Brett Taft
Vice President of Acquisitions
and Integration

Susan M. Jordan
Director of Investor
Relations

CORPORATE INFORMATION

Corporate Office
3499 Route 9 North
Freehold, NJ 07728

Independent Registered Public Accounting Firm
PKF O'Connor Davies,
a division of O'Connor Davies, LLP
29 Broadway
New York, NY 10006

Transfer Agent & Registrar
American Stock Transfer
& Trust Company
6201 15th Avenue
Brooklyn, NY 11219

Stock Listing
NYSE: UMH

Internet Address
www.umh.com

Email Address
umh@umh.com



Staff of UMH Properties, Inc.



UMH PROPERTIES, INC.

ESTABLISHED IN 1968

NYSE: UMH

3499 ROUTE 9 NORTH · FREEHOLD, NEW JERSEY 07728 · 732.577.9997

WWW.UMH.COM